As filed with the Securities and Exchange Commission on May 30, 1997
                                                   Registration No. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-1
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

               THE BRYAN-COLLEGE STATION FINANCIAL HOLDING COMPANY
             (Exact name of registrant as specified in its charter)

          DELAWARE                            6035                   APPLIED FOR
(State or other jurisdiction of   (Primary Standard Industrial    (I.R.S. Employer
incorporation or organization)    Classification Code Number)    Identification No.)

                      2900 TEXAS AVENUE, BRYAN, TEXAS 77802
                                 (409) 779-2900
(Address,          including zip code,  and  telephone  number,  including  area code, of registrant's principal executive offices)

                          J. STANLEY STEPHEN, PRESIDENT
               THE BRYAN-COLLEGE STATION FINANCIAL HOLDING COMPANY
                                2900 TEXAS AVENUE
                               BRYAN, TEXAS 77802
                                 (409) 779-2900
(Name, address,  including zip code, and telephone number,  including area code, of agent for service)

                  PLEASE SEND COPIES OF ALL COMMUNICATIONS TO:

                            Dave M. Muchnikoff, P.C.
                         SILVER, FREEDMAN & TAFF, L.L.P.
(a limited liability partnership including professional corporations)
                            1100 New York Avenue, NW
                           Washington, DC 20005-3934
                                 (202) 414-6100

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   As soon as practicable after this Registration Statement becomes effective.

         If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [X]

                                                    CALCULATION OF REGISTRATION FEE
====================================================================================================================================
                                                                 PROPOSED MAXIMUM         PROPOSED MAXIMUM
   TITLE OF EACH CLASS OF                    AMOUNT TO BE            OFFERING PRICE             AGGREGATE              AMOUNT OF
SECURITIES TO BE REGISTERED                  REGISTERED(1)           PER SHARE (1)          OFFERING PRICE(1)      REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share       200,000 shares             $   10.00             $2,000,000                 $606(1)
Units                                           3,700 units             $1,000.00             $3,700,000                 $1,122(1)
====================================================================================================================================

(1)      Estimated solely for the purpose of calculating the registration fee.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                   PROSPECTUS

               THE BRYAN-COLLEGE STATION FINANCIAL HOLDING COMPANY

         UP TO 200,000 SHARES OF HOLDING COMPANY COMMON STOCK AND UP TO 3,700 UNITS CONSISTING OF _____% DEBENTURES DUE ________, 2002 AND WARRANTS.

     PURCHASE PRICE:                               $1,000 PER UNIT CONSISTING
$10.00 PER SHARE OF HOLDING                     OF A DEBENTURE AND NINE WARRANTS
   COMPANY COMMON STOCK

         The Bryan-College Station Financial Holding Company (the "Holding Company") is offering (the "Offering") for sale up to 200,000 shares of common stock, par value $.01 per share (the "Holding Company Common Stock") at $10.00 per share and up to 3,700 Units ("Units") at $1,000 per Unit, each Unit consisting of $1,000 of ___% debentures due ____, 2002 (the "Debentures") and nine detachable warrants ("Warrant"). Each Warrant entitles the holder thereof to purchase one share of Holding Company Common Stock at an exercise price of $12.50 at any time prior to _____ p.m. Central Time on ______, 2002. The net proceeds of this Offering will be used to finance the Holding Company's cash purchase of up to 80% of the outstanding shares of First Federal Savings Bank, Bryan, Texas ("First Federal") common stock (the "First Federal Common Stock") which are not exchanged for Holding Company Common Stock pursuant to the merger agreement between First Federal and the Holding Company dated ________, 1997 (the "Merger"). The Merger will result in a predominantly community-owned, independent thrift holding company structure with First Federal as the wholly-owned, sole subsidiary of the Holding Company. Consummation of the Offering is contingent upon all conditions to the Merger being satisfied or waived.
                                                        (continued on next page)

                                                                                  Estimated Net
                                                               Selling               Offering
                                 Price to Public(1)        Commissions(2)          Proceeds(3)
Per Share of Holding Company
  Common Stock                       $    10.00         $                     $
Minimum Total                        $1,500,000         $                     $
Maximum Total                        $2,000,000         $                     $
Per Unit                             $    1,000         $                     $
Minimum Total                        $3,400,000         $                     $
Maximum Total                        $3,700,000         $                     $
=============================    ===================    ==================    ======================

(1) The shares of Holding Company Common Stock are being sold by the Company in a community offering. The Units are being offered by the Holding Company through Hoefer & Arnett, Incorporated, financial advisors and investment bankers to the Holding Company ("Hoefer & Arnett" or the "Marketing Agent") on a "best efforts, minimum-maximum" basis. Unless 150,000 shares of Holding Company Common Stock and Units aggregating $3.4 million have been sold by ________, 1997 (which date may be extended for 120 days by agreement between the Holding Company and the Marketing Agent), this Offering will be terminated and all funds will be promptly returned to the subscribers without deduction therefrom of each subscriber's pro rata share of any interest actually earned thereon. All subscription proceeds will be placed in an escrow account at The First National Bank of Bryan, Bryan, Texas. See "The Offering."
(2) The Selling Commission to the Marketing Agent will equal 7.0% of the gross proceeds of the Units sold by the Marketing Agent. Such commissions may be deemed to be underwriting fees. In addition, the Holding Company has agreed to indemnify the Marketing Agent against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "The Offering."
(3) Before deducting expenses payable by the Holding Company estimated at $________.

         THESE   SECURITIES  HAVE  NOT  BEEN  APPROVED  OR  DISAPPROVED  BY  THE
SECURITIES AND EXCHANGE COMMISSION, THE OFFICE OF THRIFT SUPERVISION, THE FEDERAL DEPOSIT INSURANCE CORPORATION OR BY ANY STATE SECURITIES AUTHORITIES, NOR HAS SUCH COMMISSION, OFFICE, CORPORATION OR AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THESE SECURITIES ARE NOT DEPOSITS OR ACCOUNTS AND ARE NOT FEDERALLY INSURED OR GUARANTEED.

         THESE SECURITIES ARE SPECULATIVE IN THAT THEY INVOLVE A HIGH DEGREE OF RISK AND SUBSTANTIAL BOOK VALUE DILUTION. PROSPECTIVE PURCHASERS SHOULD BE PREPARED TO SUSTAIN A LOSS OF THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS" AT PAGE ___ AND "DILUTION" FOR A DISCUSSION OF MATTERS WHICH SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THESE SECURITIES.

                 The date of this PROSPECTUS is          , 1997.
                          HOEFER & ARNETT INCORPORATED

         Pursuant to the Merger, each holder of First Federal Common Stock will have the option of exchanging each share of First Federal Common Stock for either: (i) 2.5 shares of Holding Company Common Stock; (ii) $24.07 in cash, or
(iii) any combination of Holding Company Common Stock and cash. The Holding Company anticipates that a minimum of approximately 150,000 shares of Holding Company Common Stock will be issued pursuant to the Merger. The Directors and executive officers of First Federal have indicated that they will exchange their First Federal Common Stock for approximately 110,000 shares of Holding Company Common Stock. Consummation of the Merger is subject to the satisfaction of customary conditions, the approval of both First Federal's stockholders and the Office of Thrift Supervision (the "OTS") and consummation of the Offering.

         The Debentures will be unsecured and will be subordinated in right of payment to all present and future Senior Indebtedness and General Obligations (each as hereinafter defined) of the Holding Company. Generally, payment of principal of the Debentures may be accelerated only in the case of certain events of default relating to the bankruptcy or receivership of the Holding Company or its subsidiary or in the event of a default in the payment of principal or interest. Interest on the Debentures is payable quarterly on the 15th calendar day of July, October, January and April of each year, if such calendar day is a business day, and otherwise the next succeeding business day, commencing on the first payment date subsequent to the closing of the Offering. See "The Offering" and "Description of the Debentures."

         Historically, there has been no active daily market for the First Federal Common Stock. Prior to their issuance, there has been no market for the offered Holding Company Common Stock or Units nor can there be any assurance that one will develop, or if it does develop, that it will provide the holders of the Holding Company Common Stock and Units with liquidity or will continue for the life of the Units. The Holding Company has received preliminary approval to have the Holding Company Common Stock listed among the Nasdaq "SmallCap Market" under the symbol "____." There can be no assurance that the Holding Company will satisfy the criteria for listing on the Nasdaq. In the event that the Holding Company does not satisfy the criteria for listing on the Nasdaq it will seek to list its shares on the OTC Bulletin Board administered by the NASD. The Holding Company is a new corporation and has never issued stock to the public, and there can be no assurance that an active and liquid trading market for the Holding Company Common Stock will develop or that purchasers will be able to sell their shares at or above the offering price. Investors should consider, therefore, the potentially illiquid and long term nature of an investment in the Holding Company Common Stock. The offering price for the Holding Company Common Stock and the exchange ratio of First Federal Common Stock to be exchanged for Holding Company Common Stock pursuant to the Merger (the "Exchange Ratio") have been determined by the Holding Company in consultation with Hoefer & Arnett. Hoefer & Arnett intends, but is not obligated, to make a market in the Units. See "Risk Factors - No Prior Market for Units and Holding Company Common Stock; Potential Illiquidity of Units and Holding Company Common Stock."

         The shares of Holding Company Common Stock are being offered by the Holding Company and Units are being offered by the Marketing Agent on a "best efforts" basis. This Offering will commence on the date hereof and subscriptions for shares of Holding Company Common Stock and Units will be accepted until 12:00 p.m. Central time, ________ __, 1997 subject to the Holding Company's right to extend the subscription period without notice until ________ __, 1997 or terminate the Offering at any time (the "Expiration Date"). Notwithstanding the foregoing, the Marketing Agent shall have the right, in its sole discretion, to permit investors to submit irrevocable orders together with legally binding commitments for payment for Units for which they subscribe at any time prior to the Expiration Date with payment to be received at any time prior to 24 hours before completion of the Offering. Funds paid by subscribers will be deposited in an escrow account (the "Escrow Account") with The First National Bank of Bryan, Bryan, Texas as escrow agent (the "Escrow Agent"). If subscriptions for a total of at least $1,500,000 in Holding Company Common Stock and $3,700,000 in Units have not been received by the Expiration Date, no shares of Holding Company Common Stock or Units will be issued and the subscribers' funds will be refunded promptly, with each subscriber's pro rata share of any interest actually earned thereon. Consummation of the Offering will take place as soon as possible after the Expiration Date, subject to the satisfaction of certain conditions precedent in the agency agreement between the Holding Company and the Marketing Agent (the "Agency Agreement"). See "The Offering - Subscription Procedures."

         The Holding Company may reject any subscription or part thereof for shares of Holding Company Common Stock or Units for any reason including if the total amount of shares of Holding Company Common Stock owned by any person following the Merger would constitute more than 9.9% of the issued and outstanding Holding Company Common Stock, unless such condition has been waived at the discretion of the Holding Company's Board of Directors in one or more instances with the approval of the Office of Thrift Supervision (the "OTS"). The Holding Company reserves the right in its sole discretion to withdraw, cancel or modify this Offering without notice and to accept or reject any offer, in whole or in part. The Offering is conditioned upon all conditions to the Merger being satisfied or waived.

         THE HOLDING COMPANY COMMON STOCK AND UNITS OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR SAVINGS DEPOSITS AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE SAVINGS INSURANCE FUND OR ANY OTHER GOVERNMENT AGENCY.

                              AVAILABLE INFORMATION


         The Holding Company has filed with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-1 under the Securities Act of 1933, as amended (Registration Statement No. 333-_____), with respect to the shares of Holding Company Common Stock and Units to be sold in the Offering. As permitted by the rules and regulations of the SEC, this Prospectus omits certain information contained in the Registration Statement. For further information pertaining to Holding Company Common Stock and Units offered hereby, reference is made to the Registration Statement and to the exhibits thereto, which may be inspected and copied at the public reference facilities of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of which can be obtained from the SEC at prescribed rates by writing to the Public Reference Section of the SEC at the above-stated address. The Registration Statement may be inspected and copied at the SEC's Regional Office located at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and may be inspected at the SEC's site on the worldwide web (http//www.sec.gov).

         The Holding Company will hereafter furnish to holders of the Holding Company Common Stock and Units annual reports containing audited financial statements for each fiscal year and quarterly reports containing unaudited financial information for each of the first three quarters of each fiscal year.

         NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS, VERBALLY OR IN WRITING, IN CONNECTION WITH THE TRANSACTIONS DESCRIBED IN THIS PROSPECTUS OTHER THAN THOSE CONTAINED HEREIN, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS ABSOLUTELY MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY EITHER FIRST FEDERAL, THE HOLDING COMPANY, THEIR MANAGEMENT OR THEIR RESPECTIVE BOARD OF DIRECTORS. EXCEPT AS OTHERWISE EXPRESSLY INDICATED, ALL INFORMATION IS GIVEN AS OF THE DATE OF THIS PROSPECTUS. NEITHER THE DELIVERY OF THIS PROSPECTUS AFTER SUCH DATE NOR ANY OFFER, SALE OR EXCHANGE OF ANY SECURITY MADE HEREUNDER AFTER SUCH DATE SHALL UNDER ANY CIRCUMSTANCE CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE INFORMATION SET FORTH HEREIN SINCE SUCH DATE.

                                  [INSERT MAP]

                               PROSPECTUS SUMMARY


         The following summary does not purport to be complete and is qualified in its entirety by the detailed information and Consolidated Financial Statements, including the notes thereto, appearing elsewhere in this Prospectus.

THE HOLDING COMPANY

         The Holding Company is a newly formed company organized under Delaware law to become a financial institution holding company by acquiring 100% of the stock of First Federal through the exchange of First Federal Common Stock for Holding Company Common Stock and through the purchase of First Federal Common Stock for cash. The Holding Company was formed to enable First Federal to remain as a predominantly community- owned, independent financial institution. The Holding Company has entered into a merger agreement dated _______, 1997 (the
"Merger Agreement") to acquire 100% of First Federal's outstanding shares in exchange for shares of Holding Company Common Stock and cash, subject to, among other customary conditions, regulatory and shareholder approvals, the condition that holders of no more than 80% of First Federal Common Stock elect to receive cash as merger consideration (approximately $4.6 million of cash elections) and consummation of this Offering. The Offering will be consummated only if every condition required to be met pursuant to the Merger Agreement has been met or waived. The Offering will close immediately prior to the acquisition of the shares of First Federal Common Stock by the Holding Company. See "The Offering."

         The principal executive offices of the Holding Company are located at 2900 Texas Avenue, Bryan, Texas 77802, and its telephone number at that address is (409) 779-2900. The Holding Company upon consummation of the Merger will be a thrift institution holding company under the Home Owners Loan Act of 1993, as amended (the "HOLA") and, therefore, will be regulated and supervised by the Office of Thrift Supervision (the "OTS").

FIRST FEDERAL SAVINGS BANK

         First Federal Savings Bank ("First Federal"), is a federally chartered community-owned, independent thrift institution, headquartered in Bryan-College Station, Texas, which began operations in 1965. First Federal is predominantly a locally-based home lender, originating loans primarily in Bryan-College Station and the surrounding trade area, and to a lesser extent other communities in the general area between Houston, Austin and Dallas, Texas. First Federal also originates consumer, construction, U.S. Small Business Administration ("SBA") partially guaranteed loans, small commercial real estate and small to medium commercial business loans. First Federal's deposits are insured up to applicable limits by the Savings Association Insurance Fund (the "SAIF") which is administered by the Federal Deposit Insurance Corporation (the "FDIC"). At December 31, 1996, First Federal had assets of $59.7 million, deposits of $53.0 million and total stockholders' equity of $4.4 million. New senior management was installed in early 1991 to recapitalize and convert First Federal from a mutual savings institution to a federal stock institution, which was completed in April, 1993.

         Beginning in fiscal 1994, senior management of First Federal began its transition to full-service retail banking in order to compete more effectively and to increase the overall profitabibility of First Federal. In addition to its core single-family lending business, since fiscal 1994 First Federal has increased its focus on the following products:

        o  Commercial real estate lending
        o  Commercial business lending
        o  Small Business Administration loans (partially government guaranteed)
        o  Home  improvement  loans
        o  Indirect  automobile  financing  through dealers
        o  Credit-default insured "second chance" auto finance program

         First Federal funds these lending products using a retail deposit base gathered in its home market of Bryan- College Station as well as in the surrounding counties of Burleson, Grimes, Leon, Madison, Robertson and Washington. First Federal currently operates two full service offices located in Bryan (headquarters office) and adjacent College Station. In addition, a site has been acquired for another full service branch in the northern portion of Bryan. The Bryan-College Station area has a population of more than 110,000 permanent residents and is home to Texas A&M University, one of the three largest universities in the United States. In order to expand its lending base First Federal has opened loan production offices in Waco and Huntsville, Texas and has redefined its general lending area to include the triangle between Dallas, Houston and Austin.

         First Federal's management believes that the transition to full service retail banking has had several positive effects including increasing the net interest margin, increasing the portfolio of loans outstanding, diversifying the types of loans in the loan portfolio and increasing overall profitability, including increasing fee income and service charges.


                    THE HOLDING COMPANY COMMON STOCK OFFERING



Common Stock Offered...............The Holding  Company is hereby offering up to a maximum of 200,000 shares of Holding Company Common Stock, $.01 par value per share, with a purchase price to the public of $10.00 per share of Holding Company Common Stock. Purchase orders will be filled first on a when received basis subject to the maximum purchase and other limitations, described below. Par value per share has no relation to the inherent value of the stock.

Determination of Offering Price....The  purchase  price of the  Holding  Company
                                   Common Stock and the exchange ratio of Holding Company Common Stock for First Federal Common Stock have been determined by the Holding Company in consultation with Hoefer & Arnett and do not necessarily bear any relation to any established investment criteria of value such as book value, earnings or assets or the intrinsic value, if any, of the Holding Company or First Federal. The future value of the Holding Company Common Stock will be dependent in part on the Holding Company's and First Federal's future operating results which are subject in part to economic and other factors beyond the Holding Company's and First Federal's control. The Marketing Agent has been engaged by First Federal to consult, advise and solicit orders for the Units and consult with the Holding Company regarding the sale of the Holding Company Common Stock in the Offering. See "The Offering."

Maximum Purchase Limitation........The   Holding    Company   may   reject   any
                                   subscription or part thereof for shares of Holding Company Common Stock or Units for any reason including if the total amount of shares of Holding Company Common Stock owned by any person following the Merger would constitute more than 9.9% of the issued and outstanding Holding Company Common Stock, unless such condition has been waived at the discretion of the Holding Company's Board of Directors in one or more instances with the approval of the OTS.

                                THE UNIT OFFERING

Units Offered......................A minimum  of 3,400  and a  maximum  of 3,700
                                   Units, each Unit consisting of $1,000 aggregate principal amount of __% Debentures due __________, 2002 and nine Warrants, for a price of $1,000 per Unit. Each Warrant entitles the holder thereof to purchase one share of Holding Company Common Stock at an exercise price of $12.50 at any time prior to 5:00 p.m., Central Time, on _____, 2002.

Debenture Maturity Date........... __________, 2002

Interest Payment Dates.............The  15th  calendar  day  of  each  of  July,
                                   October, January and April of each year, if such calendar day is a business day, and otherwise the next succeeding business day, commencing on the first payment date subsequent to the closing of the Offering.

Mandatory Redemption...............None.

Subordination......................The Debentures are  subordinated  in right of payment to all present and future Senior Indebtedness and General Obligations (each as defined herein) of the Holding Company. As of December 31, 1996, the Holding Company had no Senior Indebtedness or General Obligations outstanding. The Indenture governing the Debentures' terms and conditions does not prohibit or limit the occurrence of additional Senior Indebtedness or General Obligations.

Sinking Fund.......................None.   The   Holding   Company   anticipates
                                   retiring the Debentures upon maturity through dividends from First Federal, the sale of additional common stock or preferred stock, and, if necessary, a loan to the Holding Company from a third party financial institution. There can be no assurance funds will be available for repayment. See "Risk Factors."

Covenants..........................The  Indenture,  among its other  provisions, restricts the ability of the Holding Company under certain circumstances to pay dividends on, or repurchase, its Holding Company Common Stock, and prohibits the Holding Company from consolidating or merging with another entity unless: (i) such other entity assumes the Holding Company's obligations under the Indenture, (ii) immediately after such merger or consolidation takes effect, the Holding Company will not be in Default (as defined herein) under the Indenture, and (iii) the Holding Company has delivered to the Indenture trustee an appropriate opinion of counsel. See "Description of the Debentures -Consolidation, Merger and Sales of Assets" and "--Limitations on Dividends, Redemptions, Etc."

Rights of Acceleration.............If  an  Event  of  Default,   as  hereinafter
                                   defined (See "Description of the Debentures - Events of Default"), has occurred and is continuing, the Trustee or the holders of at least 25% in principal amount of the then outstanding Debentures may declare the principal amount of all the Debentures, together with unpaid interest thereon, to be immediately due and payable, subject in certain circumstances to rescission or waiver by the holders of at least a majority in principal amount of Debentures. See "Description of the Debentures - Events of Default."

Warrants...........................Each Warrant  entitles the holder  thereof to purchase one share of Holding Company Common Stock at an exercise price of $12.50 at any time prior to _____ p.m. Central Time on ______, 2002. The Warrants are detachable and may trade separately from the Debentures. See "Description of Warrants."

LISTING

         The Holding Company has never issued capital stock to the public and, consequently, there is no existing market for the Holding Company Common Stock. Although the Holding Company has received preliminary approval to list the Holding Company Common Stock among the "Small-Cap Issues" on Nasdaq under the symbol "____", there can be no assurance that the Holding Company will meet Nasdaq listing requirements, which include a minimum market capitalization, a minimum of 300 stockholders immediately upon the closing of the Offering and a minimum of two market makers in the Holding Company Common Stock. In the event that the Holding Company does not satisfy the criteria for listing on the Nasdaq, it will seek to list its shares on the OTC Bulletin Board administered by the NASD. Moreover, there can be no assurance that an active or liquid trading market will develop, or that if a market develops, it will continue. A public market having the desirable characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace of both willing buyers and sellers of the Holding Company Common Stock at any given time, which is not within the control of the Holding Company or any market maker. Accordingly, there can be no assurance that purchasers will be able to sell their shares at or above the price paid for the shares in the Offering. Investors should consider, therefore, the potentially illiquid and long-term nature of an investment in the Holding Company Common Stock. See "Market Information."

         Prior to this offering, there have been no Units outstanding. There is no current public market for the Units and it is unknown whether an active and liquid trading market for the Units will develop. The Holding Company has no present intention to have the Units authorized for quotation on Nasdaq or any other quotation system or listed on any securities exchange. Although there is no obligation to do so, Hoefer & Arnett has informed the Holding Company that it intends to make a market for the Units if the volume of trading and other market-making considerations justify such an undertaking. If an active trading market does develop, there can be no assurance that such a trading market will continue. The Warrants are detachable and may trade separately from the Debentures, although there is no assurance that an active or liquid trading market for the Warrants will develop.

USE OF PROCEEDS

         The net proceeds from the Offering (estimated at $___ million and $___ million based on the minimum and maximum number of Holding Company Common Stock and Units offered) will be used to purchase for cash all of the shares of First Federal Common Stock not exchanged for Holding Company Common Stock pursuant to the Merger Agreement, repay First Federal for expenses paid by First Federal in connection with the Merger and Offering, and the balance, if any, will become part of the Holding Company's general funds for use in its business. On an interim basis, such proceeds will be invested primarily in short-term marketable securities. See "Use of Proceeds."

RISK FACTORS

         An investment in the Holding Company Common Stock or Units involves a high degree of risk and, in the case of the Holding Company Common Stock, substantial dilution. Prospective investors should carefully review and consider the factors described under "Risk Factors" and "Dilution".

                      SELECTED CONSOLIDATED FINANCIAL DATA

         The following tables present selected consolidated financial data for First Federal at the dates and for the periods indicated. This information is derived in part from, and should be read in conjunction with, the Consolidated Financial Statements of First Federal included elsewhere in this Prospectus.

                                                                           At September 30,
                                                     ----------------------------------------------------------------
                                                        1996         1995         1994         1993         1992
                                                        ----         ----         ----         ----         ----
                                                                               (In Thousands)
BALANCE SHEET DATA:
-------------------
Total assets.....................................      $57,597(1)    $61,432      $56,089      $52,549      $53,363
Loans receivable, net...........................        49,579(2)     48,605(2)    43,127(2)    41,081(2)    31,509(2)
Mortgage-backed securities.......................         1,292        2,278        2,693        4,441        9,447
Securities.......................................         1,000        1,000        1,000        1,000        3,554
Deposits.........................................        51,677       54,939       50,846       47,312       51,366
FHLB advances....................................           ---        1,088          ---          500          500
Stockholders' equity.............................         4,316        4,170        4,047        3,677          641
----------

(1) Total assets declined from September 30, 1995 to September 30, 1996 as a result of a planned reduction in deposits to lower excess cash.
(2) Including loans held for sale to the secondary market of $419,000, $1.8 million, $2.1 million, $6.6 million and $1.0 million at September 30, 1996, 1995, 1994, 1993 and 1992, respectively.

                                                                           Year Ended September 30,
                                                           ---------------------------------------------------------
                                                           1996          1995       1994         1993           1992
                                                           ----          ----       ----         ----           ----
                                                                                 (In Thousands)
STATEMENT OF INCOME DATA:
-------------------------
Total interest income ................................   $ 4,828       $ 4,698    $ 4,020       $ 3,794      $ 4,772
Total interest expense ...............................     2,363         2,294      1,758         1,945        3,124
                                                         ---------     -------    -------       -------      -------
  Net interest income ................................     2,465         2,404      2,262         1,849        1,648
Provision for loan losses ............................       (52)           27       (401)(2)        --           66
                                                         ---------     -------    -------       -------      -------
 Net interest income after provision for loan losses .     2,517         2,377      2,663         1,849        1,582
Service charges ......................................       527           355        202           150           62
Gain on sales of loans, mortgage servicing rights,
 mortgage-backed securities and securities ...........       343           213        908           853          478
Income (loss) from operation of foreclosed real estate        (9)           (2)        --            10           36
Other noninterest income .............................        12            26         14            84            7
SAIF special assessment ..............................       333            --         --            --           --
Other noninterest expenses (operating expenses) ......     2,715         2,648      3,096         2,180        1,658
                                                         ---------     -------    -------       -------      -------
  Income before income taxes .........................       342           321        691           766          507
Income tax expense ...................................       108           110        234           221          112
                                                         ---------     -------    -------       -------      -------
  Income before extraordinary item and cumulative
   effect of change in accounting for income taxes ...       234           211        457           545          395
Income tax benefit from utilizing net operating
  loss carryforwards and cumulative effect of
  change in accounting for income taxes ..............        --            --         --           137          106
                                                         ---------     -------    -------       -------      -------
Net income ...........................................   $   234(1)    $   211    $   457       $   682      $   501
                                                         =========     =======    =======       =======      =======

PER SHARE DATA:
--------------
Earnings per share(8) ................................       .61           .52       1.54           .47(7)       N/A

----------
(1) Excluding the nonrecurring September 1996 SAIF assessment, after tax net income would have been $454,000.
(2) Reflects a negative loan loss expense from the settlement of a lawsuit filed by First Federal which favorably impacted net income in fiscal 1994.


                                                                        At or for the
                                                                   Year Ended September 30,
                                                     --------------------------------------------------------
                                                      1996        1995        1994        1993         1992
                                                      ----        ----        ----        ----         ----
BALANCE SHEET RATIOS:
---------------------
Nonperforming assets to total
 assets at end of year(6) ..................          1.46%        .62%        .87%        .74%        .76%
Total equity to total assets (end of year) .          7.49        6.79        7.22        7.00        1.20
Total equity to assets ratio (ratio of
 average equity to average total assets) ...          7.27        6.91        7.11        4.23         .66

EARNINGS PERFORMANCE DATA:
--------------------------
Interest rate spread information:
  Average during year(3) ...................          4.11        3.97        4.20        3.67        3.08
  End of year(4) ...........................          4.67        4.17        4.29        4.27        3.35
Net interest margin for the year(5) ........          4.45        4.29        4.40        3.73        2.93

Average interest-earning assets as
 a percentage of average interest-
 bearing liabilities .......................        108.01      107.95      106.00      101.51       97.45
Return on assets (ratio of net income to
 average total assets) .....................           .40         .36         .84        1.32         .85
Return on assets, excluding special SAIF
  assessment ...............................           .77         .36         .84        1.32         .85
Return on total equity (ratio of net income
 to average equity) ........................          5.46        5.15       11.87       31.70      129.12
Return on total equity, excluding special
 SAIF assessment ...........................         10.60        5.15       11.87       31.70      129.12
Noninterest expenses to average total assets          5.17        4.47        5.71        4.21        2.83
Noninterest expense to average total assets
 excluding special SAIF assessment .........          4.61        4.47        5.71        4.21        2.83

Other Data:
Number of deposit accounts .................         7,903       7,266       5,073       4,345       4,465
Number of full-service offices .............             2           2           2           1           1


(3) Represents the difference between the average yield received on interest-earning assets (primarily loans) and the average rate paid on interest-bearing liabilities (primarily deposits).
(4) Represents the weighted average yield on interest-earning assets at the end of the period minus the weighted average cost of liabilities at the end of the period.
(5)  Net interest income divided by average interest-earning assets.
(6) Nonperforming assets include loans that are 90 days or more delinquent as well as repossessed assets.
(7)  Reflects earnings from the date First Federal converted to stock form.
(8)  Adjusted to reflect stock dividends paid to First Federal stockholders.

                              RECENT FINANCIAL DATA

         The selected financial and other data of First Federal set forth below at and for the three and six months ended March 31, 1997 and March 31, 1996 were derived from unaudited financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the financial condition and results of operations for the unaudited periods presented have been included. The results of operations and other data presented for the six months ended March 31, 1997 are not necessarily indicative of the results of operations which may be expected for the fiscal year ending September 30, 1997. The information presented below is qualified in its entirety by the detailed information and financial statements included elsewhere in this Prospectus and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and the audited Financial Statements of First Federal and Notes thereto included elsewhere in this Prospectus.


                                         At March 31,          At September 30,
                                            1997                     1996
                                         -----------           ----------------
                                                    (In Thousands)
BALANCE SHEET:
--------------
Total assets............................  $  62,681                   57,597
Loans receivable, net...................     54,372(1)                49,579(1)
Mortgage-backed securities..............      1,219                    1,292
Securities..............................        ---                    1,000
Deposits................................     55,071                   51,677
FHLB Advances...........................      2,200                      ---
Stockholders' equity....................      4,567                    4,316
----------
(1) Including loans held for sale to the secondary market at month-end of $1.4 million and $419,000, at March 31, 1997 and September 30, 1996, respectively.

                                                               For Three Months Ended      For Six Months Ended
                                                               ------------------------   -----------------------
                                                               March 31,     March 31,    March 31,     March 31,
                                                                 1997          1996         1997          1996
                                                               ---------     ---------    ---------     ---------
                                                                      (In Thousands)             (In Thousands)
STATEMENT OF INCOME:
--------------------
Total interest income......................................     $1,339       $1,196        $2,616       $2,412
Total interest expense.....................................        628          596         1,219        1,211
                                                                ------       ------        ------       ------
  Net interest income......................................        711          600         1,397        1,201
Provision for loan losses..................................        ---           (6)            2           (5)
                                                                ------       ------        ------       ------
  Net interest income after provision for loan losses......        711          606         1,395        1,206
Service charges............................................        146          119           314          244
Gain on sales of loans, mortgage servicing rights,
  mortgage-backed securities and securities................         11           87            59          174
Other noninterest income...................................                       1           ---            9
Other noninterest expenses (operating expenses)............        643          688         1,321        1,362
                                                                ------       ------        ------       ------
Income before income taxes.................................        225          120           447          271
Income tax expense ........................................         77           41           152           92
                                                                ------       ------        ------       ------
Net income.................................................    $   148     $     79       $   295       $  179
                                                                ======       ======        ======       ======

PER SHARE DATA:
---------------
Earnings per share(6)......................................        .53          .24           .53          .24


                                                  For Three Months Ended    For Six Months Ended
                                                  ----------------------    --------------------
                                                  March 31,     March 31,   March 31,   March 31,
                                                     1997         1996        1997        1996
                                                  ---------     ---------   ---------   ---------
BALANCE SHEET RATIOS:
---------------------
Nonperforming assets to total
  assets at end of period(4) ...............          1.65%       1.66%       1.65%       1.66%
Total equity to total assets (end of period)          7.29        7.29        7.29        7.29
Total equity to assets ratio (ratio of
  average equity to average total assets) ..          7.26        7.25        7.35        7.15

EARNINGS PERFORMANCE DATA:
--------------------------
Interest rate spread information:
  Average during period(1) .................          4.86        3.95        4.83        3.80
  End of period(2) .........................          4.51        3.90        4.51        3.90
Net interest margin for the period(3) ......          4.87        4.40        4.91        4.27

Average interest-earning assets as a
  percentage of average interest-bearing
  liabilities ..............................        102.44      106.29      103.46      107.95
Return on assets (ratio of net income to
  average total assets) ....................           .95         .53         .97         .60
Return on total equity (ratio of net income
  to average equity) .......................         13.05        7.36       13.20        8.40
Noninterest expenses to average total assets          4.12        4.65        4.35        4.57

OTHER DATA:
-----------
Number of deposit accounts .................         7,381       6,707       7,381       6,707
Number of full-service offices .............             2           2           2           2

----------
(1) Represents the difference between the average yield received on interest-earning assets (primarily loans) and the average rate paid on interest-bearing liabilities (primarily deposits).
(2) Represents the weighted average yield on interest-earning assets at the end of the period minus the weighted average cost of liabilities at the end of the period.
(3)  Net interest income divided by average interest-earning assets.
(4) Nonperforming assets include loans that are 90 days or more delinquent as well as repossessed assets.
(5)  Reflects earnings from the date First Federal converted to stock form.
(6)  Adjusted to reflect stock dividends paid to First Federal stockholders.

                    MANAGEMENT'S DISCUSSION OF RECENT RESULTS


FINANCIAL CONDITION

         First Federal's total assets increased by $5.1 million to $62.7 million at March 31, 1997 from $57.6 million at September 30, 1996. The increase was primarily due to an increase in loans receivable, and to a lesser degree in loans held for sale and cash.

         Loans receivable (excluding loans held for sale) increased $3.8 million to $53.0 million at March 31, 1997, compared to $49.2 million at September 30, 1996. During the six months ended March 31, 1997, First Federal originated $14.0 million of mortgage loans including $13.7 million secured by one- to four-family residences, and $5.3 million in consumer loans. Approximately $1.3 million of these mortgage loans represented refinancing of existing First Federal loans.

         Deposits increased from $51.7 million at September 30, 1996 to $55.1 million at March 31, 1997 as a result of increased marketing of short-term certificates of deposit. Accrued interest payable and other liabilities increased $1.4 million from $1.6 million at September 30, 1996 to $3.0 million at March 31, 1997 largely as a result of increased borrowings from the Federal Home Loan Bank of Dallas to fund First Federal's increased consumer loan demand, offset by the payment of escrowed funds in December 1996 for property taxes on loans held by First Federal.

NONPERFORMING ASSETS AND LOAN LOSS PROVISION

         Management establishes specific reserves for the estimated losses on loans when it determines that losses are anticipated on these loans. The Bank calculates any allowance for possible loan losses based upon its ongoing evaluation of pertinent factors underlying the types and quality of its loans, with particular emphasis on average historical loan losses during the preceding three years. These factors include but are not limited to the current and anticipated economic conditions, including uncertainties in the real estate market, the level of classified assets, historical loan loss experience, a detailed analysis of individual loans for which full collectability may not be assured, a determination of the existence and fair value of collateral, the ability of the borrower to repay and the guarantees securing such loans. Management, as a result of this review process, recorded a provision for loan losses in the amount of $2,000 for the three months ending March 31, 1997, as compared to a $5,000 negative loan loss provision for the three months ending March 31, 1996. The Bank's loan loss reserve balance as of March 31, 1997 was $250,000 compared to the September 30, 1996 loan loss reserve of $247,000. Total non-performing assets increased during the three month period ended March 31, 1997 to $1.0 million or 1.65% of total assets as compared to $863,000 or 1.05% of total assets at September 30, 1996. The majority of this increase in non-performing assets were automobile loans. Historical actual charge-offs from loan losses over the past three years have averaged only $22,300 on an average loan portfolio of $46.2 million.

COMPARISON OF SIX MONTHS ENDED MARCH 31, 1997 TO MARCH 31, 1996

         First Federal reported net income after taxes of $295,000 for the six months ended March 31, 1997, an increase of $116,000 or 6.48% as compared to $179,000 in net income reported for the six months ended March 31, 1996. The increase in earnings, as discussed in more detail below, resulted primarily from an increase in First Federal's net interest margin and a decrease in operating expenses, partially offset by a decrease in noninterest income.

         Net interest income increased $196,000 to $1.4 million for the six month period ended March 31, 1997 from $1.2 million for the prior period in 1996. This increase was attributable primarily to an increase in interest earned on loans receivable, a decrease in rates paid on the Bank's deposit liabilities, partially offset by interest paid on other borrowings. For the six months ended March 31, 1997, the net interest margin (net interest income divided by average interest earning assets) increased to 4.91%, as compared to 4.27% in the first six months of 1996. The spread between the average yield on interest earning assets and the average cost of funds was 4.51% at March 31, 1997 versus 3.90% at March 31, 1996. These increases resulted primarily from higher yields on consumer loans and the upward repricing in the renewals of 3-year balloon loans.

         Noninterest income decreased $54,000 to $373,000 for the six months ended March 31, 1997 from $427,000 for the six months ended March 31, 1996. This decrease can be attributed to a $13,000 decrease in net gain on sale of securities, a $102,000 decrease in net gain on sale of loans and mortgage servicing rights, reflecting reduced mortgage banking activity, and a $9,000 decrease in other noninterest income, partially offset by a $70,000 increase in service charges, which can be attributable to an increase in interest-bearing checking accounts and fees associated with these types of accounts.

         Noninterest expense decreased $41,000 to $1.3 million for the six months ended March 31, 1997 from $1.4 million for the six months ended March 31, 1996. This decrease can primarily be attributed to a $42,000 decrease in compensation and benefits expense, a $35,000 decrease in federal insurance premiums, a $3,000 decrease in gain/loss on the sale of real estate owned and $5,000 decrease in professional fees. This was offset by a increase of $2,000 in occupancy and equipment expense, a $13,000 increase in data processing and a $29,000 increase in other noninterest expense.

         Income tax expense increased $60,000 to $152,000 for the six months ended March 31, 1997 compared to $92,000 for the six months ended March 31, 1996 as a result of increased earnings. The net earnings reflected a tax rate of 34.0% and 33.9% for March 31, 1997 and March 31, 1996, respectively.

COMPARISON OF THREE MONTHS ENDED MARCH 31, 1997 TO MARCH 31, 1996

         First Federal reported net income after taxes of $148,000 for the three months ended March 31, 1997, an increase of $69,000 or 87.3% as compared to $79,000 in net income reported for the three months ended March 31, 1996. The increase in earnings, as discussed in more detail below, resulted primarily from an increase in First Federal's net interest margin and a decrease in operating expenses, partially offset by a decrease in noninterest income.

         Net interest income increased $111,000 to $711,000 for the three month period ended March 31, 1997 from $600,000 for the prior period in 1996. This increase was attributable primarily to an increase in interest earned on loans receivable, offset by an increase on interest paid on other borrowings. For the three months ended March 31, 1997, the net interest margin increased to 4.87% as compared to 4.40% at March 31, 1996. The spread between the average yield on interest earning assets and the average cost of funds was 4.51% at March 31, 1997 versus 3.90% at March 31, 1996. These increases resulted primarily from higher yields on consumer loans and the upward repricing in the renewals of 3-year balloon loans.

         Noninterest income decreased by $45,000 to $157,000 for the three months ended March 31, 1997 from $202,000 for the three months ended March 31, 1996. This decrease can be attributed to a $76,000 decrease in net gain on sale of loans and mortgage servicing rights, reflecting reduced mortgage banking activity, and a $1,000 decrease in other noninterest income, partially offset by a $32,000 increase in service charges, which can be attributable to an increase in interest-bearing checking accounts.

         Noninterest expense decreased $45,000 to $643,000 for the three months ended March 31, 1997 from $688,000 for the three months ended March 31, 1996. This decrease can primarily be attributed to a $49,000 decrease in compensation and benefits expense, due to a decrease in staffing, a $24,000 decrease in federal insurance premiums, and an $8,000 decrease in gain/loss on the sale of real estate owned. This was offset by a increase of $9,000 in occupancy and equipment expense, a $5,000 increase in data processing and a $23,000 increase in other noninterest expense.

         Income tax expense increased $36,000 to $77,000 for the three months ended March 31, 1997 compared to $41,000 for the three months ended March 31, 1996 as a result of increased earnings. The net earnings reflected a tax rate of 34.2% for both the March 31, 1997 and March 31, 1996 periods.

LIQUIDITY AND CAPITAL RESOURCES

         First Federal's primary sources of funds are deposits and checking accounts, principal and interest payments on loans and mortgage-backed securities, proceeds from sales of loans and other funds provided from operations. Additionally, First Federal may infrequently borrow funds from the FHLB of Dallas or utilize other borrowings of funds based on need, comparative costs and availability at the time.

         While scheduled loan and mortgage-backed repayments and short-term investments, and FHLB borrowings are relatively stable sources of funds, deposit flows are unpredictable and are a function of external factors including competition, the general level of interest rates, general economic conditions and most recently the restructuring occurring in the thrift institution industry.

         First Federal maintains investments in liquid assets based on management's assessment of cash needs, expected deposit flows, available yield on liquid assets (both short-term and long-term) and the objectives of its asset/liability management program. Several options are available to increase liquidity, including reducing loan origination, increasing deposit marketing activities, and increasing borrowings.

         Federal regulations require insured institutions to maintain minimum levels of liquid assets. As of March 31, 1997, the minimum regulatory liquidity requirement was 5% of the sum of First Federal's average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. At March 31, 1997, First Federal's liquidity ratio was 7.32%. First Federal uses its capital resources principally to meet its ongoing commitments to fund maturing certificates of deposits and deposit withdrawals, repay borrowings, fund existing and continuing loan commitments, maintain its liquidity and meet operating expenses. At March 31, 1997, First Federal had commitments to originate loans totalling $6.7 million. First Federal also had $473,000 of outstanding unused lines of credit. If needed for liquidity purposes, at March 31, 1997, First Federal was eligible to borrow $21.9 million from the Federal Home Loan Bank of Dallas, and had actually borrowed only $2.2 million. First Federal considers its liquidity and capital resources to be adequate to meet its foreseeable and long-term needs. First Federal expects to be able to fund or
refinance,   on  a  timely  basis,   its  material   commitments  and  long-term
liabilities.

         At March 31, 1997, the Bank had tangible capital of $4.6 million, or 7.27% of total assets which was $3.6 million above the minimum capital requirement of $945,000 or 1.5% of total assets.

         At March 31, 1997, the Bank had core capital of $4.6 million, or 7.27% of total assets which was $2.7 million above the minimum capital requirement of $1.9 million or 3.0%.

         At March 31, 1997, the Bank had total risk based capital of $4.8 million and risk weighted assets of $45.4 million or total risk based capital of 10.59% of risk weighted assets. This amount was $1.2 million above the minimum regulatory requirement of $3.6 million, or 8.0% of risk weighted assets.

                                  RISK FACTORS


         The Holding Company Common Stock and Units offered by this Prospectus involve a high degree of risk. In analyzing this Offering, the following risk factors, in addition to those factors discussed elsewhere in this Prospectus, should be considered by prospective investors before deciding whether to purchase any Holding Company Common Stock or Units. The cautionary statements set forth below and elsewhere in this Prospectus should be read as accompanying forward looking statements included under "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere herein. The risks described in the statements set forth below could cause the Holding Company's and First Federal's results to differ materially from those expressed in or indicated by such forward-looking statements. See "Disclosure Regarding Forward-Looking Statements."

NONINTEREST EXPENSE

         In accordance with its restructuring strategy, First Federal has in recent years incurred above average noninterest expense levels, due primarily to expenses related to its recent transition into current full service retail banking. First Federal's Board of Directors believes that expenses have been incurred for data processing, equipment, drive-in facilities and personnel required for full-service retail banking, and that future additions to its noninterest expenses (as a percentage of average assets) will be modest.
Moreover, management believes that First Federal is positioned to achieve significant growth without substantial increases in noninterest expenses.

         In this regard, during the six months ended March 31, 1997 net interest income exceeded noninterest expense. See "Management's Discussion of Recent Results." However, there can be no assurance that future operating income levels will improve or that First Federal will be able to record net income in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

ADEQUACY OF LOAN LOSS ALLOWANCE

         Management and the Board of Directors of First Federal regularly review First Federal's loan portfolio and determine whether the allowance established for loan losses is adequate. In making this evaluation, management and the Board of Directors consider, among other matters, the fair value of the underlying collateral, economic conditions, historical loan loss experience and other factors that warrant recognition in providing for an adequate loan loss allowance. Because future events affecting borrowers and loan collateral cannot be predicted with any degree of certainty, there can be no absolute assurance that existing allowances are adequate or that substantial increases to allowances will not be necessary should the quality of any loan deteriorate as a result of the factors discussed above. There is also no assurance that First Federal's loss allowances will be adequate to cover costs and losses in connection with any foreclosures or repossessions. Increases in allowances, if necessary, are most probable in connection with the nonperforming assets and other loans of concern discussed in this Prospectus. When future examinations are conducted by the OTS or the FDIC, the examiners may require First Federal to provide for higher loan loss allowances. See "Business -Loan Delinquencies; Nonperforming Assets and Classified Assets" and "Regulation - Federal Regulation of Thrift Institutions."

OFFERING PRICE OF HOLDING COMPANY COMMON STOCK ARBITRARILY DETERMINED

         In order to finance the purchase for cash of the First Federal Common Stock not exchanged for Holding Company Common Stock pursuant to the Merger, the Holding Company is offering for sale the Holding Company Common Stock and the Units. The price of the Holding Company Common Stock has been arbitrarily established by the Board of Directors of the Holding Company in consultation with Hoefer & Arnett and does not necessarily bear any relationship to any established investment criteria of value such as book value, earnings or assets, including the intrinsic value, if any, of the Holding Company or First Federal's deposit base and its more than 30-year old franchise.

RELIANCE ON CHIEF EXECUTIVE OFFICER

         The successful operation of First Federal depends heavily upon the active involvement of First Federal's current President and Chief Executive Officer, J. Stanley Stephen, age 64, whose loss could have an adverse effect on the Company. Mr. Stephen has been President and Chief Executive Officer of First Federal since 1991. First Federal currently has no plans to purchase "key-man" life insurance with respect to Mr. Stephen; however, it has recently entered into an employment and supplemental retirement agreement with Mr. Stephen wherein he agrees to work full-time with First Federal for at least the next five years and will contribute over the next five years one-half of the monthly cost to First Federal for his supplemental retirement. See "Management of First Federal Employment Agreements."

DILUTION

         Upon completion of the Offering, there will be an immediate and substantial dilution of the net tangible book value of the Holding Company Common Stock from the public offering price. This dilution results from the payment of a premium paid as part of the merger consideration and expenses incurred in connection with the Offering. As of March 31, 1997 the net tangible book value per common share of First Federal was approximately $6.17 per share (adjusted for the Exchange Ratio of First Federal Common Stock for Holding Company Common Stock). After giving effect to the receipt of the minimum net proceeds of the Offering, and assuming the payment of $4,326,000 to First Federal shareholders who may elect to receive cash in the Merger (equating to 75% of the First Federal Holding Company Common Stock outstanding), the net tangible book value would be $3.36 per share of Holding Company Common Stock as of March 31, 1997. As a result of the assumptions stated above, investors would suffer a dilution of $6.64 per share of Holding Company Common Stock from the offering price of $10.00 as of March 31, 1997 based on the minimum amount of Holding Company Common Stock sold pursuant to the Offering.

DIVIDENDS

         Initially, it is not expected that the Holding Company will pay cash dividends on the Holding Company Common Stock. Indeed, First Federal has paid only stock dividends and not cash dividends on the First Federal Common Stock previously sold in 1992. Accordingly, any investor who anticipates the need for current cash dividends from this investment should not purchase any shares of Holding Company Common Stock offered. The declaration and payment of future cash dividends will be subject to, among other things, the level of First Federal's regulatory capital relative to its capital requirements, the Holding Company's and First Federal's then current and projected consolidated operating results, financial condition, regulatory restrictions, future growth plans and other factors the Board deems relevant. First Federal is required to pay cash dividends of $88,000 per year on its outstanding preferred stock prior to any dividends being paid to the Holding Company. The Holding Company will be prohibited from paying dividends on junior securities such as the Holding Company Common Stock unless all interest payments with respect to the Debentures have been made. There can be no assurance that the Holding Company will be able to pay dividends or, if dividends are permitted, that the Board of Directors will determine to pay dividends on the Holding Company Common Stock. See "Dividend Policy," "Regulation - Regulatory Capital Requirements" and "-- Limitation on Dividends and Other Capital Distributions."

INTEREST RATE RISK

         First Federal's profitability, like that of many financial institutions, is dependent to a large extent upon its net interest income, which is the difference or "spread" between the interest it earns on interest-earning assets, such as loans and, to a much lesser extent, securities and the interest it pays on interest-bearing liabilities, such as deposits and borrowings. As a result, First Federal's profitability may be adversely affected by rapid changes in interest rates. First Federal generally attempts to maximize net interest income by achieving a positive interest rate spread that can be sustained during fluctuations in prevailing interest rates. First Federal believes its policies are designed to reduce the impact of changes in interest rates on its net interest income by maintaining a favorable match between the maturities or repricing dates of its interest-earning assets and interest-bearing liabilities. First Federal has implemented these policies generally by selling its long-term fixed-rate mortgage loan originations, retaining its adjustable-rate and balloon mortgage loans, and originating and retaining its short-term consumer loans.

HOLDING COMPANY STRUCTURE; LIMITATIONS ON THE ABILITY OF THE HOLDING COMPANY TO PAY HOLDING COMPANY COMMON STOCK DIVIDENDS AND PRINCIPAL AND INTEREST ON DEBENTURES

         As a holding company without significant assets other than its 100% ownership of First Federal Common Stock, the Holding Company's ability to pay cash dividends on the Holding Company Common Stock and to meet its other cash obligations, including the payment of principal and interest on the Debentures, is dependent upon the receipt of dividends from First Federal on the First Federal Common Stock owned by the Holding Company.

         First Federal is a legal entity separate and distinct from the Holding Company, and has no obligation to pay any amount of the Debentures or to make funds available therefor, whether by dividends or otherwise. The Debentures will be direct unsecured obligations of the Holding Company only, and the Holding Company will be solely responsible for all payment of principal and interest on the Debentures. In a liquidation or bankruptcy, claims of Debenture holders would be satisfied solely from the Holding Company's equity interest in First
Federal remaining after satisfaction of all creditors of First Federal, including depositors, and thus are subordinated to those depositors and other creditors. If the FDIC is appointed receiver, administrative expenses of the receiver may have priority over the interest of the Holding Company.

         The declaration of dividends by First Federal is subject to the discretion of the Board of Directors of First Federal and applicable regulatory requirements. While it is the present intention of the Board of Directors of First Federal to declare dividends in an amount sufficient to provide the Holding Company with the cash flow necessary to meet its debt service obligations with respect to the Debentures, subject to applicable regulatory restrictions, no assurance can be given that circumstances which would limit or preclude the declaration of such dividends will not exist in the future. At March 31, 1997, First Federal would have been permitted to pay $700,000 in dividends on its capital stock without prior approval of the OTS. As part of its Holding Company application, the Holding Company has requested from the OTS a dividend of $212,000 to be distributed upon the Closing of the Offering.
See "Regulation - Limitations on Dividends and Other Capital Distributions."

LIMITED RIGHTS OF ACCELERATION UPON EVENTS OF DEFAULT

         Holders of the Debentures may accelerate the payment of principal and interest on the Debentures only in the case of certain events related to the bankruptcy or insolvency of the Holding Company, the reorganization of the Holding Company for the benefit of its creditors or the appointment of a receiver or conservator for any of the Holding Company's major insured depository institution subsidiaries (which at the date hereof included only First Federal) and upon a default in the payment of principal or interest on, or a default in the performance of any material covenant or agreement contained in, the Debentures or Indenture. The Indenture does not contain any provisions that would guarantee the ability of the Holding Company to make such accelerated payments of principal and interest. If any Event of Default occurs and is continuing, either the Trustee or the holders of not less than 25% in principal amount of the then outstanding Debentures may declare the principal amount of all Debentures, together with unpaid interest thereon, to be due and payable immediately, subject in certain circumstances to rescission or waiver by the holders of at least a majority in principal amount of Debentures. See "Description of the Debentures - Events of Default."

SUBORDINATION

         The payment of principal and interest on the Debentures is unsecured and is subordinated in right of payment to all present and future Senior Indebtedness and General Obligations (both as defined herein) of the Holding Company. Senior Indebtedness is defined generally in the Indenture to include indebtedness of the Holding Company for money borrowed or purchased (including indebtedness of others guaranteed by the Holding Company), other than the Debentures or any indebtedness or obligation as to which it is expressly provided that such obligation is not Senior Indebtedness or ranks pari passu with the Debentures. General Obligations are defined in the Indenture to include all obligations of the Holding Company to make payment on account of claims of general creditors, other than Senior Indebtedness, the Debentures and indebtedness for money borrowed ranking pari passu with or subordinate to the Debentures. See "Description of the Debentures - Subordination." The Holding Company has neither Senior Indebtedness nor General Obligations outstanding. The Indenture does not prohibit or limit the incurrence of Senior Indebtedness or General Obligations by the Holding Company.

         Under the provisions set forth in the Indenture, no principal or interest payments on the Debentures may be made if there shall have occurred and be continuing a default in any payment with respect to Senior Indebtedness, or an event of default with respect to any Senior Indebtedness permitting the holders thereof to accelerate the maturity of such Senior Indebtedness. Remedies available to holders of Senior Indebtedness in the event of a default may be more extensive than those provided for in the Indenture, with the effect that an event of default under any Senior Indebtedness will probably not constitute an Event of Default (as defined) allowing acceleration of the principal and interest under the Debentures. In the event, however, that the maturity of the Debentures is accelerated based upon the occurrence of certain Events of Default, the holders of all Senior Indebtedness will first be entitled to receive payment in full of all amounts due or to become due thereon before the Holders of the Debentures will be entitled to any payments. See "Description of the Debentures - Subordination."

         Although the Holding Company has no present plans to issue new debt, the Holding Company may in the future consider the issuance of additional debt to support its business operations and pay its obligations on the Units.

LIMITED COVENANTS

         The covenants in the Indenture are limited, do not protect holders of the Debentures in the event of a material adverse change in the Holding Company's financial condition or results of operations and do not limit the ability of the Holding Company to incur additional Senior Indebtedness or General Obligations; therefore, neither the covenants nor the other provisions contained in the Indenture should be considered a significant factor in evaluating whether the Holding Company will be able to comply with its obligations under the Units, including the obligation to pay principal or interest on the Debentures. See "Description of the Debentures."

NO  PRIOR  MARKET  FOR  UNITS  AND  HOLDING  COMPANY  COMMON  STOCK;   POTENTIAL
ILLIQUIDITY OF UNITS AND HOLDING COMPANY COMMON STOCK

         The Holding Company has never issued capital stock to the public and, consequently, there is no existing market for the Holding Company Common Stock. Although the Holding Company has received preliminary approval to list the Holding Company Common Stock among the "Small-Cap Issues" on Nasdaq under the symbol "____", there can be no assurance that the Holding Company will meet Nasdaq listing requirements, which include a minimum market capitalization, a minimum of 300 stockholders immediately upon the closing of the Offering and a minimum of two market makers in the Holding Company Common Stock. In the event that the Holding Company does not satisfy the criteria for listing on the Nasdaq, it will seek to list its shares on the OTC Bulletin Board administered by the NASD. Moreover, there can be no assurance that an active or liquid trading market will develop, or that if a market develops, it will continue. A public market having the desirable characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace of both willing buyers and sellers of the Holding Company Common Stock at any given time, which is not within the control of the Holding Company or any market maker. Accordingly, there can be no assurance that purchasers will be able to sell their shares at or above the price paid for the shares in the Offering. Investors should consider, therefore, the potentially illiquid and long-term nature of an investment in the Holding Company Common Stock. See "Market Information."

         Prior to this offering, there have been no Units outstanding. There is no public market for the Units and it is unknown whether an active and liquid trading market for the Units will develop. The Holding Company has no present intention to have the Units authorized for quotation on Nasdaq or any other quotation system or listed on any securities exchange. Although there is no obligation to do so, the Marketing Agent has informed the Holding Company that it intends to make a market for the Units if the volume of trading and other market-making considerations justify such an undertaking. If an active trading market does develop, there can be no assurance that such a trading market will continue.

PROSPECTUS MUST BE CURRENT TO EXERCISE WARRANTS; NON-REGISTRATION IN CERTAIN JURISDICTIONS OF SHARES OF COMMON STOCK UNDERLYING THE WARRANTS

         The Warrants are not convertible or exercisable unless, at the time of exercise, the Holding Company has a current prospectus covering the shares of Common Stock issuable upon exercise of the Warrants and such shares of Common Stock have been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the holders of such Warrants. There can be no assurance that the Holding Company will maintain a current prospectus or that the securities will be qualified or registered under any state laws.

CONCENTRATION OF LENDING ACTIVITIES

         Substantially all of the aggregate principal amount of First Federal's real estate mortgage loans are secured by one- to four-family residential properties located in First Federal's primary market area. While First Federal currently believes that its loans are adequately secured or reserved for and has experienced average annual net charge-offs of approximately $22,300 on an average loan portfolio of $46.2 million over the last three fiscal years, in the event that real estate prices in its primary market area weaken or economic conditions in its primary market area deteriorate, thereby reducing the value of properties securing First Federal's loans, it is possible both that some borrowers may default and that the value of the real estate collateral may be insufficient to fully secure the loan. In either event, which is unforeseen at this time, First Federal may experience increased levels of delinquencies and related losses having an adverse impact on income and stockholders' equity.

RISKS ASSOCIATED WITH AUTOMOBILE LOANS

         At September 30, 1996 First Federal had $9.4 million of automobile loans, of which $2.3 million were issued pursuant to First Federal's "second chance" auto program to sub-prime borrowers with less than perfect credit. First Federal has had a policy of not purchasing any "second chance" auto loans. Although First Federal has attempted to mitigate the credit risk by insuring these loans, in the event of a default by the insurer, First Federal would assume the entire credit risk. Further, automobiles rapidly depreciate. As a consequence, in the absence of such credit-default insurance, the borrower's continuing financial stability rather than the value of the vehicle is generally relied upon for the repayment of the related receivable. This is especially true with respect to loans originated by First Federal, because First Federal's underwriting procedures, which include personal interviews with the borrower prior to funding, are primarily based on the ability of the borrower to repay. As a result, First Federal may permit the origination of a loan in excess of the manufacturer's suggested retail price, in the case of new vehicles, or the value established by used car reference publications. Therefore, a repossessed automobile may not provide an adequate source of repayment of the outstanding loan balance. Furthermore, the application of various federal and state laws, including bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans. See "Business - Consumer Lending."

RISKS ASSOCIATED WITH ANTI-TAKEOVER PROVISIONS

         Holding Company and Bank Governing Instruments. Certain provisions of the Holding Company's certificate of incorporation and bylaws assist the Holding Company in maintaining its status as an independent publicly owned corporation. These provisions provide for, among other things, noncumulative voting for directors, limitations on the calling of special meetings, a fair price/supermajority vote requirement for certain business combinations and certain notice requirements. Any or all of these provisions may serve to entrench current management and to discourage potential proxy contests and other takeover attempts, particularly those which have not been negotiated with the Board of Directors.

         Regulatory and Statutory Provisions. Federal law requires OTS approval prior to the acquisition of "control" (as defined in OTS regulations) of an insured institution, including a holding company thereof. In the event that holders of revocable proxies for more than 25% of the shares of Holding Company Common Stock acting as a group or in concert with other proxy holders seek, among other things, to elect one-third or more of the Holding Company's Board of Directors, to cause the Holding Company's shareholders to approve the acquisition or corporate reorganization of the Holding Company or to exert a continuing influence on a material aspect of the business operations of the Holding Company, such actions could be deemed to be a change of control, subject to OTS approval. A Delaware statute also limits the circumstances under which a Delaware corporation may engage in any business combinations (as defined by the statute) with an interested shareholder (i.e., any person or entity that owns 15% or more of the voting stock). See
"Restrictions   on  Acquisitions  of  Stock  and  Related   Takeover   Defensive
Provisions."

         Voting Control of Shares by the Board and Executive Officers. The ownership of Holding Company Common Stock by First Federal's Board of Directors and executive officers could render it more difficult to obtain majority support for shareholder proposals opposed by the Board and management. Assuming the sale of Holding Company Common Stock at the 150,000 shares minimum and 200,000 shares maximum of the Offering, and assuming that First Federal's Board and executive officers (13 persons) will receive approximately 110,000 of the approximately 150,000 shares of Holding Company Common Stock anticipated to be exchanged as part of the Merger, then under such assumptions, such individuals would own approximately 36.8% at the minimum and 31.5%, at the maximum, respectively, of the shares to be outstanding upon completion of the Offering. Stock ownership by directors and executive officers, if voted as a block or supported by sufficient other shareholder votes, could enable the Board and management to block the approval of transactions requiring the approval of 80% of the shareholders under the Holding Company's Certificate of Incorporation. See "Description of Capital Stock" and "Restrictions on Acquisitions of Stock and Related Takeover Defensive Provisions."

REGULATORY OVERSIGHT

         First Federal is subject to extensive regulation, supervision and examination by the OTS, as its chartering authority and primary federal regulator, and by the FDIC, which insures its deposits up to applicable limits. First Federal is a member of the Federal Home Loan Bank System ("FHLB") and is subject to certain limited regulation by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"). As the holding company for First Federal, the Holding Company will also be subject to regulation and oversight by the OTS. See "Regulation." Such regulation and supervision governs the activities in which an institution can engage and is intended primarily for the protection of the insurance fund and depositors. Regulatory authorities have been granted extensive discretion in connection with their supervisory and enforcement activities which are intended to strengthen the financial condition of the banking industry, including the imposition of restrictions on the operation of an institution, the classification of assets by the institution and the adequacy of an institution's allowance for loan losses. See "Regulation - Federal Regulation of Thrift institutions." Any change in regulators or in applicable regulation, whether by the OTS, the FDIC, the Comptroller of the Currency, the Federal Reserve Board or Congress could have a material adverse impact on the Holding Company, First Federal and their respective operations. In this regard, legislation has been introduced into Congress that would require all federal thrift institutions to either convert to a national or a state depository institution (either a bank or a thrift institution) by June 30, 1998. No assurance can be given as to whether or in what form such legislation may be enacted.

COMPETITION

         First Federal experiences significant competition in its local market area in both originating real estate and other loans and attracting deposits. This competition arises from other thrift institutions as well as commercial companies, mortgage companies, credit unions and national and local securities firms. On September 30, 1996 First Federal's loan to deposit ratio was 95.9%, reflecting the high use of its deposits and ability to generate loans. Such competition may limit First Federal's growth in the future. See "Business - Competition."

LIMITATIONS ON STOCK OWNERSHIP

         With certain limited exceptions, federal regulations prohibit a person or company or a group of persons deemed to be acting in concert from, directly or indirectly, acquiring more than 10% of any class of voting stock or obtaining the ability to control in any manner the election of a majority of the directors or otherwise direct the management or policies of the Holding Company, without prior notice or application to and approval of the OTS.

               THE BRYAN-COLLEGE STATION FINANCIAL HOLDING COMPANY
                      PRO FORMA CONSOLIDATED BALANCE SHEET


         The following Holding Company pro forma consolidated balance sheet and statement of income illustrate the historical consolidated balance sheet and consolidated statements of income of First Federal giving effect to the Merger as if it had been effective on March 31, 1997 after giving effect to the pro forma adjustments described in the notes to the Holding Company pro forma consolidated financial statements. The Merger will be accounted for as a leveraged buy-out, with the First Federal Common Stock beneficially held by the directors and executive officers and exchanged for Holding Company Common Stock contributed to the Holding Company recorded at its carrying value. The assets acquired and liabilities assumed in the acquisition of the remainder of First Federal will be recorded at their estimated fair values, with the excess of the purchase price over the net fair value recorded as goodwill. This information should be read in conjunction with the historical consolidated financial statements of First Federal, including the notes thereto, which appear elsewhere in this Prospectus. The pro forma adjustments reflect assumptions regarding (i) the aggregate amount of cash to be paid assuming that the holders of 75% of the stock of First Federal elect to be paid in cash by the Holding Company as a result of the Merger and (ii) the consummation of the Offering. The pro forma financial data is not indicative of the actual financial position that would have occurred had the Merger been consummated on March 31, 1997 or that may be obtained in the future.

               THE BRYAN-COLLEGE STATION FINANCIAL HOLDING COMPANY
                      PRO FORMA CONSOLIDATED BALANCE SHEET
                                 (In Thousands)


                                                                                   March 31, 1997
                                              -------------------------------------------------------------------------------
                                                 Bank            Pro forma Adjustments         Elimination      Consolidated
                                              Historical             Holding Company             Entries         Pro forma
                                              ----------             ---------------             -------         ---------
ASSETS
Cash and due from banks ....................   $   2,603       $   1,314 (1)   $  (4,326)(3)   $      --       $   2,568
                                                      --           3,400 (2)          --              --              --
                                                      --            (423)(5)          --              --              --
Interest-bearing deposits with
  financial institutions ...................       1,523              --              --              --           1,523
Mortgage-backed securities .................       1,219              --             (25)(3)          --           1,194
Loans ......................................      54,372              --             407 (3)          --          54,779
Premises and equipment .....................       1,028              --              --              --           1,028
Goodwill ...................................          --              --             589 (3)          --             589
Deposit purchase accounting
adjustments ................................          --              --           1,081 (3)          --           1,081
Investment in Bank .........................          --             923 (6)       2,771 (3)      (3,694)(7)          --
Debt issuance costs ........................          --             423 (5)          --              --             423
Interest receivable and other assets .......       1,936              --              --              --           1,936
                                               ---------       ---------       ---------       ---------       ---------
   Total assets ............................   $  62,681       $   5,637       $     497       $  (3,694)      $  65,121
                                               =========       =========       =========       =========       =========

LIABILITIES
Deposits ...................................   $  55,071       $      --       $      --       $      --       $  55,071
Other borrowings ...........................       2,200              --              --              --           2,200
Debentures .................................          --           3,400 (2)          --              --           3,400
Other liabilities ..........................         843              --             497              --           1,340
                                               ---------       ---------       ---------       ---------       ---------
   Total liabilities .......................      58,114           3,400             497              --          62,011

Minority interest-preferred stock ..........          --              --              --             873(9)          873

STOCKHOLDERS' EQUITY
Preferred stock ............................           1                              --              (1)(9)          --
Common stock ...............................           2               1(6)           --              (2)(7)           2
                                                                       1(1)
Additional paid-in-capital .................       2,743             922(6)           --          (1,871)(7)       2,235
                                                      --           1,313(1)           --            (872)(9)          --
Retained earnings ..........................       1,821              --              --          (1,821)(7)          --
                                               ---------       ---------       ---------       ---------       ---------
   Total stockholders' equity ..............       4,567           2,237              --          (4,567)          2,237
                                               ---------       ---------       ---------       ---------       ---------
   Total liabilities and stockholders'
      equity ...............................   $  62,681       $   5,637       $     497       $  (3,694)      $  65,121
                                               =========       =========       =========       =========       =========

PER SHARE DATA(4)
Holding Company common shares
 outstanding ...............................     599,030              --              --              --         299,758
Book value per Holding Company
  common share .............................   $    6.17              --              --              --       $    7.46
Tangible book value per Holding
  Company common share .....................        6.17              --              --              --            2.10
Offering price Holding Company
  common stock .............................          --              --              --              --           10.00

               THE BRYAN-COLLEGE STATION FINANCIAL HOLDING COMPANY
                   PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                      (In Thousands, except per share data)


                                                                    For the year ended
                                                                    September 30, 1996
                                                  ------------------------------------------------------
                                                                        Pro forma
                                                                       Adjustments
                                                        Bank             Holding       Consolidated
                                                     Historical          Company         Pro forma
                                                     -----------       -------------   -----------
INTEREST INCOME
Loans ..............................................   $   4,407       $     (81)(3)   $   4,326
Mortgage-backed securities .........................         145               5 (3)         150
Other ..............................................         276              --             276
                                                     -----------       -------------   -----------
    Total interest income ..........................       4,828             (76)          4,752

INTEREST EXPENSE
Deposits ...........................................       2,358              56(3)        2,414
Debentures .........................................          --             391(2)          391
Other borrowings ...................................           5              --               5
                                                     -----------       -------------   -----------
   Total interest expense ..........................       2,363             447           2,810
                                                     -----------       -------------   -----------
Net Interest Income ................................       2,465            (523)          1,942
Provision for loan losses ..........................         (52)             --             (52)
                                                     -----------       -------------   -----------
Net interest income after provisions for loan losses       2,517            (523)          1,994

NONINTEREST INCOME
Other ..............................................         543              --             543
Gains on sale of loans and servicing ...............         330              --             330
                                                     -----------       -------------   -----------
    Total noninterest income .......................         873              --             873
                                                     -----------       -------------   -----------
NONINTEREST EXPENSES
Compensation and benefits ..........................       1,337              --           1,337
Amortization of intangibles ........................          --             136(3)          136
Amortization of debt issue costs ...................          --              85(5)           85
Occupancy and equipment ............................         335              --             335
Other ..............................................       1,376              --           1,376
                                                     -----------       -------------   -----------
   Total noninterest expenses ......................       3,048             221           3,269
                                                     -----------       -------------   -----------
Income/(loss) before federal income tax expense ....         342            (744)           (402)
Income tax expense/(benefit) .......................         108            (240)(8)        (132)
                                                     -----------       -------------   -----------
Net income/(loss) ..................................   $     234       $    (504)      $    (270)
                                                     ===========       =============   ===========
Weighted average common shares outstanding .........     599,030              --         299,758

Net income/(loss) per common share .................         .24              --           (1.19)

               THE BRYAN-COLLEGE STATION FINANCIAL HOLDING COMPANY
                   PRO FORMA CONSOLIDATED STATEMENT OF INCOME
                      (In Thousands, except per share data)

                                                          For the Six Months Ended
                                                                 March 31, 1997
                                                      -------------------------------------------
                                                                     Pro forma
                                                                    Adjustments        Con-
                                                         Bank         Holding        solidated
                                                       Historical     Company        Pro forma
                                                      ------------ -------------   -------------
INTEREST INCOME
Loans ..............................................   $   2,513   $     (40)(3)   $   2,473
Mortgage-backed securities .........................          38            3(3)          41
Other ..............................................          65          --              65
                                                      ------------ -------------   -------------
   Total interest income ...........................       2,616         (37)          2,579

INTEREST EXPENSE
Deposits ...........................................       1,186          28(3)        1,214
Debentures .........................................          --         196(2)          196
Other borrowings ...................................          33          --              33
                                                      ------------ -------------   -------------
   Total interest expense ..........................       1,219         224           1,443
                                                      ------------ -------------   -------------
Net Interest Income ................................       1,397        (261)          1,136
Provision for loan losses ..........................           2          --               2
                                                      ------------ -------------   -------------
Net interest income after provisions for loan losses       1,395        (261)          1,134

NONINTEREST INCOME
Other ..............................................         314          --             314
Gains on sale of loans and servicing ...............          59          --              59
                                                      ------------ -------------   -------------
   Total noninterest income ........................         373          --             373

NONINTEREST EXPENSES
Compensation and benefits ..........................         641          --             641
Amortization of intangibles ........................          --          68(3)           68
Amortization of debt issue costs ...................          --          43(5)           43
Occupancy and equipment ............................         163          --             163
Other ..............................................         517          --             517
                                                      ------------ -------------   -------------
   Total noninterest expenses ......................       1,321         111           1,432
                                                      ------------ -------------   -------------
Income/(loss) before federal income tax expense ....         447        (372)             75
Income tax expense/(benefit) .......................         152        (120)(8)          32
                                                      ------------ -------------   -------------
Net income/(loss) ..................................   $     295   $    (252)      $      43
                                                      ============ =============   =============
Weighted average common shares outstanding .........     599,030          --         299,758

Net income/(loss) per common share .................   $     .49          --       $    (.03)


          NOTES TO THE BRYAN-COLLEGE STATION FINANCIAL HOLDING COMPANY
                   PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

(1) Reflects the estimated proceeds from the issuance and sale of 150,000 shares of the Holding Company Common Stock (par value $.01) in the offering.


           Gross proceeds                                       $1,500,000
           Estimated offering expenses                            (186,000)
                                                                ----------
           Net proceeds                                         $1,314,000
                                                                ==========

(2) Reflects the estimated proceeds from the issuance and sale of 3,400, 11.5%, five-year Debentures, at $1,000 per unit. Each Debenture includes a detachable warrant to purchase 9 shares of Holding Company Common Stock at $12.50 per share. No value has been assigned to the Warrants. Interest cost of $391,000 per year.

(3) Reflects goodwill related to purchase 75% of First Federal's Common Stock for $4,326,000 (179,709 shares at $24.07 per share) as follows:

                                                               Amortization
                                                                                Annual
                                                       Life                     Amount
                                                       ----                     ------
Purchase price (179,709 shares of First Federal
  Common Stock, representing 75% of outstanding
  common shares at $24.07 per share)              $ 4,326,000
First Federal book value related to common
  shares purchased                                  2,771,000
                                                 -------------
Excess purchase price over book value               1,555,000
                                                 -------------
Less adjustments to reflect fair value
  Securities                                          (25,000)   5 years    $     5,000
  Loans                                               407,000    5 years        (81,000)
  Certificates of deposit                             112,000    2 years        (56,000)
  Core deposit intangible                             969,000    10 years       (97,000)
  Income tax effect of above                         (497,000)
    adjustments at 34% federal rate              -------------
                Total adjustments                     966,000
                                                 -------------
Goodwill                                          $   589,000    15 years       (39,000)
                                                 =============

(4) Net income and book value per common share for First Federal historical reflects 2.5 exchange rate for Holding Company Common Stock, or 599,030 shares. Tangible book value excludes deposit intangibles and goodwill. Warrants have not been included in shares outstanding. Consolidated pro forma net income and book value per common share reflects 249,758 common shares outstanding. Book value per common share excludes $873,000 of First Federal's preferred stock. Net income per common share excludes $88,000 of dividends on preferred stock. Tangible book value excludes goodwill and deposit intangibles.

(5) Reflects debt issue costs of $423,000, to be amortized on a straight-line basis over the five-year term of the Debentures ($85,000 per year).

(6) Reflects exchange of 59,903 common shares (25% of outstanding common shares) of First Federal for 149,758 common shares (par value $0.01) of Holding Company at historical book value (59,903 shares at $15.42/share = $923,000).

(7)  Elimination of intercompany accounts.

(8)  Reflects tax rate of 34%.

(9)  Reflects outside ownership of First Federal's preferred stock.

                                    DILUTION


         Upon the successful completion of this Offering there will be a minimum of approximately 300,000 and a maximum of approximately 350,000 shares of outstanding Holding Company Common Stock.

         As of March 31, 1997, the net tangible book value available to common stockholders of First Federal amounted to $3.7 million or approximately $6.17 per share, adjusted for the Exchange Ratio. After giving effect to the issuance and sale of 150,000 shares minimum and 200,000 shares maximum number of Shares of Holding Company Common Stock offered hereby and the receipt of the net proceeds thereof, the net tangible book value of the Holding Company will amount to approximately $631,000 or $1.1 million or approximately $3.36 or $3.77 per share of Holding Company Common Stock at the minimum and maximum number of shares of the Holding Company Common Stock offered, respectively. As a result, the purchasers of the Holding Company Common Stock offered hereby will incur an immediate dilution ranging from approximately $6.64 to $6.23 per share of Holding Company Common Stock, representing the difference between their purchase at $10.00 per share and the net tangible book value per share of Holding Company Common Stock after the Offering. This dilution results from the cash payment to First Federal shareholders in exchange for their First Federal Common Stock in the Merger and the expenses in connection with the Offering. It should be noted that the calculations above were made without giving effect to the intrinsic value, if any, of First Federal's deposit base and over 30-year franchise.

         The following table indicates the dilution of the investment to the investors.


                                                                                      150,000            200,000
                                                                                       Shares             Shares
                                                                                      (Minimum           (Maximum
                                                                                     Number of          Number of
                                                                                      Shares)            Shares)
                                                                                    -----------         ---------
Offering price per share of Holding Company Common Stock........................      $10.00             $10.00
Net tangible book value per share of Holding Company Common Stock
  before offering (1)...........................................................        6.17               6.17
Pro-forma net tangible book value per share of Holding Company Common
  Stock after offering (1)......................................................        3.36               3.77
Increase per share of Holding Company Common Stock attributable to
  payments for shares offered hereby............................................       10.00              10.00
Dilution to investors ..........................................................        6.64               6.23

----------
(1) Net tangible book value per share of Holding Company Common Stock is determined by dividing the number of shares of Holding Company Common Stock outstanding into the net tangible book value of the Holding Company (tangible assets less liabilities). Reflects 2.5 exchange ratio of First Federal Common Stock for Holding Company Common Stock.

                                 CAPITALIZATION


         The following table sets forth the consolidated capitalization, including savings deposits, of First Federal at March 31, 1997 and the pro forma capitalization of the Holding Company as of that date, after giving effect to the completion of the Offering and based on other assumptions set forth in the table, in "Pro Forma Data" and in "Use of Proceeds."


                                                       Pro Forma Holding Company
                                                     Consolidated Capitalization
                                                     ---------------------------
                                                             March 31, 1997
                                                     ---------------------------
                                                              (In Thousands)
                                                          Historical  Pro Forma
                                                          ----------  ---------
Deposits ................................................   $55,071   $55,071
Other Borrowings ........................................     2,200     2,200
Debentures due ..........................................        --     3,400
                                                             ------     -----
  Total Senior Indebtedness, General Obligations
    and Debentures.......................................   $57,271   $60,671
                                                            =======   =======
Stockholders' equity:
Preferred Stock, $.01 par value per shares to be
outstanding as shown ....................................   $     1   $    --
Holding Company Common Stock, par value $.01 per share:
Authorized - shares; to be outstanding as shown .........         2         2
Additional paid-in capital ..............................     2,743     2,235
Retained earnings .......................................     1,821        --
                                                            -------   --------
Total stockholders' equity ..............................   $ 4,567   $ 2,237
                                                            =======   ========

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS


         This Prospectus includes "forward-looking statements" within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act") that are based on the current beliefs of the Holding Company's management as well as assumptions made by and information currently available to the Holding Company's management. All statements other than statements of historical facts included in this Prospectus, including without limitation, statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" regarding the Holding Company's and First Federal's financial position, business strategy and plans and objectives of management of the Holding Company and First Federal for future operations, are forward-looking statements. When used in this Prospectus, the words "anticipate," "believe," "estimate," "expect" and "intend" and words or phrases of similar import, as they relate to the Holding Company or First Federal or Holding Company management, are intended to identify forward-looking statements. Although the Holding Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no absolute assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the Holding Company's expectations ("cautionary statements") are disclosed under "Risk Factors" and elsewhere in this Prospectus, including, without limitation, in conjunction with the forward-looking statements included in this Prospectus. Based upon changing conditions, should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or intended. The Holding Company does not intend to update these forward-looking statements. All subsequent written and oral forward-looking statements attributable to the Holding Company, First Federal or persons acting on their behalf are expressly qualified in their entirety by the applicable cautionary statements.


                                 USE OF PROCEEDS


         Net proceeds from the sale of the Holding Company Common Stock and the Units in the Offering are currently estimated at $___ million and $___ million, at the minimum and maximum number of securities offered, respectively. This amount is arrived at by subtracting the $_______ and $_______ estimated fees and expenses of the Offering, including commissions, from $_________ and $_________, which are the gross proceeds from the sale of the minimum and maximum number of securities offered, respectively. In calculating expenses, it is assumed that a minimum of 150,000 shares of Holding Company Common Stock will be sold at no commission and 3,400 Units will be sold at a 7.0% commission. Actual expenses may be more or less than those estimated.

         The net proceeds will be used to purchase all of the shares of First Federal Common Stock exchanged for cash pursuant to the Merger Agreement, repay First Federal for expenses paid by First Federal in connection with the Merger and Offering, and the balance, if any, will become part of the Holding Company's general funds for use in its business. On an interim basis, the proceeds will be invested by the Holding Company primarily in short-term marketable securities. The Holding Company reserves the right to use the proceeds in any manner authorized by law.

                               MARKET INFORMATION


         The Holding Company has never issued capital stock to the public and, consequently, there is no existing market for the Holding Company Common Stock. Although the Holding Company has received preliminary approval to list the Holding Company Common Stock among the "Small-Cap Issues" on Nasdaq under the symbol "____", there can be no assurance that the Holding Company will meet Nasdaq listing requirements, which include a minimum market capitalization, a minimum of 300 stockholders immediately upon the closing of the Offering and a minimum of two market makers in the Holding Company Common Stock. In the event that the Holding Company does not satisfy the criteria for listing on the Nasdaq, it will seek to list its shares on the OTC Bulletin Board administered by the NASD. Moreover, there can be no assurance that an active or liquid trading market will develop, or that if a market develops, it will continue. A public market having the desirable characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace of both willing buyers and sellers of the Holding Company Common Stock at any given time, which is not within the control of the Holding Company or any market maker. Accordingly, there can be no assurance that purchasers will be able to sell their shares at or above the price paid for the shares in the Offering. Investors should consider, therefore, the potentially illiquid and long-term nature of an investment in the Holding Company Common Stock.

         Prior to this offering, there have been no Units outstanding. There is no public market for the Units and it is unknown whether an active and liquid trading market for the Units will develop. The Holding Company has no present intention to have the Units authorized for quotation on Nasdaq or any other quotation system or listed on any securities exchange. Although there is no obligation to do so, Hoefer & Arnett has informed the Holding Company that it intends to make a market for the Units if the volume of trading and other market-making considerations justify such an undertaking. If an active trading market does develop, there can be no assurance that such a trading market will continue.


                                 DIVIDEND POLICY


         Initially, it is not expected that the Holding Company will pay cash dividends on the Holding Company Common Stock. Indeed, First Federal has paid only stock dividends and no cash dividends on First Federal Common Stock previously sold in 1992. Accordingly, any investor who anticipates the need for current cash dividends from this investment should not purchase any shares of Holding Company Common Stock offered. The declaration and payment of future cash dividends will be subject to, among other things, the level of First Federal's regulatory capital relative to its capital requirements, the Holding Company's and First Federal's then current and projected consolidated operating results, financial condition, regulatory restrictions, future growth plans and other factors the Board deems relevant. First Federal is required to pay cash dividends of $88,000 per year on its outstanding preferred stock prior to any dividends being paid to the Holding Company. The Holding Company will be prohibited from paying dividends on junior securities such as the Holding Company Common Stock unless all interest payments with respect to the Debentures have been made. There can be no assurance that the Holding Company will be able to pay dividends or, if dividends are permitted, that the Board of Directors will determine to pay dividends on the Holding Company Common Stock.

         Delaware law generally limits dividends of the Holding Company to an amount equal to the excess of its net assets (the amount by which total assets exceed total liabilities) over its paid-in capital or, if there is no such excess, to its net profits for the current and immediately preceding fiscal year.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS


         The Holding Company has only recently been formed and, accordingly, has no results of operations. The following discussion is intended to provide information to facilitate the understanding and assessment of significant changes and trends related to the financial condition of First Federal and the results of its operations. This discussion and analysis should be read in conjunction with First Federal's audited financial statements and notes thereto included elsewhere in this Prospectus.

GENERAL

         First Federal's major goals are to provide high quality full service retail banking on a profitable basis to its customers through its offices located in Bryan/College Station and its loan production offices located in its expanded trade area between Dallas, Houston and Austin, Texas. First Federal intends to continue to focus primarily on one- to four-family residential loans, direct and indirect consumer lending, including home improvement loans and construction loans, and commercial business loans, some of which are partially guaranteed by the U.S. Small Business Administration. In addition, First Federal also seeks to continue to improve its asset quality and continue to minimize, to the extent possible, its vulnerability to changes in interest rates in order to maintain a reasonable spread between its average yield on loans and securities and its average cost of interest paid on deposits and borrowings.

         First Federal's net interest income has historically been dependent largely upon the difference ("spread") between the average yield earned primarily on loans, and to a lesser extent mortgage-backed securities and other securities ("interest-earning assets") and the average rate paid on savings and other deposits and borrowings ("interest-bearing liabilities"), as well as the relative amounts of such assets and liabilities. The interest rate spread between interest-earning assets and interest-bearing liabilities is impacted by several factors including economic and competitive conditions that influence interest rates, loan demand, deposit flows, regulatory developments and the types of assets and liabilities on its balance sheet.

         Like all financial institutions, First Federal has always been subject to interest rate risk because its interest-bearing liabilities (primarily deposits) mature or reprice at different times, or on a different basis than its interest-earning assets (primarily loans). First Federal's net income is also affected by gains and losses on the sale of loans, loan servicing rights and investments, provisions expensed for loan and other repossessed real estate losses, service charge fees, loan servicing income, fees for other financial services rendered, operating expenses and income taxes. First Federal believes that building its earnings from net interest income and noninterest income, such as the profitable sale of long-term, fixed rate loans to the secondary market utilizing a fully-staffed residential loan department and SBA business loan staff, along with income from service charges and fees on checking accounts from its recent transition to full service retail banking, while continuing to reduce operating expenses, can provide a stable foundation for successful operations. Noninterest income can provide an excellent source of secondary income through fees charged to customers for services rendered, without requiring additional capital.

         First Federal's recent restructuring to provide full service banking and more convenience to its customers has caused an increase in First Federal's operating expense levels which, despite the recent increase in net interest income, resulted in First Federal's operating expenses exceeding its net interest income for the fiscal year ending September 30, 1996. Since 1991, First Federal has relied primarily on its noninterest income for net income. While First Federal's noninterest income has been a relatively steady source of income, it is highly dependent upon the ability of First Federal to originate loans and realize profits on the sale of these loans and related servicing rights to the secondary market and to increase its service charge and fee income from additional checking accounts resulting from its recent transition to full-service banking. Over the past year, the volume of origination and sale of these residential mortgage loans by First Federal declined; however, First Federal experienced an increase of $117,000 in profits from the sale of loans and mortgage servicing rights in part due to the sale in 1996 of servicing rights originated in previous years. First Federal believes this decline in the volume of origination and sale of residential mortgage loans was caused by an increase in the general market interest rates during the first part of fiscal 1996, and also by an ever-increasing number of residential mortgage lenders in its primary trade area competing for the same overall volume. Total noninterest income increased $281,000 from 1995 to 1996, while noninterest expense increased $67,000 (excluding the one-time special SAIF assessment of $333,000 in 1996).

         In order to offset this decline in First Federal's origination and sale of residential mortgage loans to the secondary market, First Federal's senior management is continuing to restructure its residential mortgage lending department to improve further its efficiency and effectiveness while expanding consumer and small business lending. In addition, senior management has continued its effort to control operating expenses. Noninterest expense (operating expenses which do not include interest paid on deposit accounts and other borrowings) increased slightly from 4.47% of average assets for the year ended September 30, 1995, to 4.60% for the year ended September 30, 1996 (excluding the SAIF assessment). Management believes that continuing this strategy will help it meet the full-service banking needs of its customers in its competitive market, contributing to increased checking accounts and service charges and fee income therefrom.

ASSET/LIABILITY MANAGEMENT

         First Federal, like all financial institutions, is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice more rapidly, or on a different basis, than its interest-earning assets, some of which may be longer term or fixed interest rate. Loans maturing within five years total $40.3 million or 77.6% of total loans, while loans maturing over five years total $11.6 million or 22.4% of total loans. At September 30, 1996, only $2.2 million of its total residential loan portfolio of $30.5 million consisted of long-term, fixed-rate loans which were predominantly originated prior to 1980. As a continuing part of its financial strategy, First Federal continually considers methods of managing any such asset/liability mismatch, consistent with maintaining acceptable levels of net interest income.

         In order to monitor and manage interest rate sensitivity and interest rate spread, First Federal created an Asset/Liability Committee ("ALCO"), composed of its President, Senior Vice President/Financial, Executive Vice President of Operations and one outside Director. The responsibilities of the ALCO are to assess First Federal's asset/liability mix and recommend strategies that will enhance income while managing First Federal's vulnerability to changes in interest rates.

         First Federal's asset/liability management strategy has two goals. First, First Federal seeks to build its net interest income and noninterest income while adhering to its underwriting and lending guidelines. Second, and to a lesser extent, First Federal seeks to increase the interest rate sensitivity of its assets and decrease the interest rate sensitivity of its liabilities so as to reduce First Federal's overall sensitivity to changes in interest rates. First Federal places its primary emphasis on maximizing net interest margin, while striving to better match the interest rate sensitivity of its assets and liabilities. There can be no absolute assurance that this strategy will achieve the desired results and will not result in substantial losses in the event of an increase in interest rate risk.

         As part of this strategy, management has recently emphasized growth in noninterest-bearing deposits such as checking accounts or lower interest-bearing savings deposits by offering full service retail banking. In order to minimize the possible adverse impact that a rise in interest rates may have on net interest income, First Federal has developed several strategies to manage its interest rate risk. Primarily, First Federal is currently selling all newly-originated one-to four-family residential mortgage loans which are saleable in the secondary market--most of which are long-term fixed-rate loans. In addition, First Federal currently offers three-year fixed rate balloon loans and other adjustable rate loans, and has implemented an active, diversified short-term consumer lending program, giving First Federal an opportunity to reprice its loans on a more frequent basis.

NET PORTFOLIO VALUE

         The OTS, First Federal's primary regulator has issued a proposed rule for the calculation of an interest rate risk component for institutions with a greater than "normal" (i.e., greater than 2%) level of interest rate risk exposure ("NPV"). The OTS has not yet implemented the capital deduction for interest rate risk. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities and off-balance sheet contracts. This approach calculates the difference between the present value of expected cash flows from assets and the present value of expected cash flows from liabilities, as well as cash flows from off-balance sheet contracts. Under OTS regulations, an institution's "normal" level of interest rate risk in the event of an assumed change in interest rates is a decrease in the institution's NPV in an amount not exceeding 2% of the present value of its assets. The amount of that deduction is one-half of the difference between (a) the institution's actual calculated exposure to a 200 basis point interest rate increase or decrease (whichever results in the greater pro forma decrease in NPV) and (b) its "normal" level of exposure which is 2% of the present value of its assets. If a capital deduction was required for the September, 1996 reporting period, the deduction for risk-based capital purposes would not be material to First Federal.

         It has been, and continues to be, an objective of First Federal's Board of Directors and management to manage interest rate risk. First Federal's asset/liability policy, established by the Board of Directors, dictates acceptable limits on the amount of change in NPV given certain changes in interest rates. See "- Asset/Liability Management."

         Presented below, as of December 31, 1996, is an analysis of First Federal's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 400 basis points in accordance with OTS regulations. As illustrated in the table, NPV is more sensitive to rising rates than declining rates. This occurs principally because, as rates rise, the market value of fixed-rate loans declines due to both the rate increase and slowing prepayments. When rates decline, First Federal does not experience a significant rise in market value for these loans because borrowers prepay at relatively high rates. OTS assumptions are used in calculating the amounts in this table.


         Change in
       Interest Rate        Estimated       At December 31, 1996
      (Basis Points)           NPV        $ Change        % Change
     -----------------   --------------  ------------ -----------------
                             (Dollars in Thousands)

            +400            $6,236         $ (533)            (8)%
            +300             6,466           (303)            (4)
            +200             6,650           (119)            (2)
            +100             6,768             (1)            ---
             ---             6,769             ---            ---
            -100             6,630           (139)            (2)
            -200             6,563           (206)            (3)
            -300             6,639           (130)            (2)
            -400             6,820             51              1

         Management reviews the OTS measurements on a quarterly basis. In addition to monitoring selected measures on NPV, management also monitors effects on net interest income resulting from increases or decreases in rates. This measure is used in conjunction with NPV measures to identify excessive interest rate risk. In the event of a 400 basis point change in interest rates, First Federal would experience a 2% decrease in NPV in a declining rate environment and a 8.0% decrease in a rising rate environment. As of December 31, 1996, an increase in interest rates of 200 basis points would have resulted in a 2% decrease in the present value of First Federal's assets, while a change in the interest rates of negative 200 basis points would have resulted in a 3% decrease in the present value of First Federal's assets.

         In evaluating First Federal's exposure to interest rate risk, certain shortcomings inherent in the method of analysis presented in the foregoing tables must be considered. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Further, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate significantly from those assumed in calculating the table. For example, projected passbook, money market and checking account maturities may also materially change if interest rates change. Finally, the ability of many borrowers to service their debt may decrease in the event of an interest rate increase. First Federal considers all of these factors in monitoring its exposure to interest rate risk.

AVERAGE BALANCES, INTEREST RATES AND YIELDS

         The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities and the rates, expressed both in dollars and rates and the net interest margin. No tax equivalent adjustments were made. Average balances are the beginning balance for the year plus the ending balance for each month divided by thirteen, and include the balances of non-accruing loans. The yield includes fees which are considered adjustments to yields.



                                                                       Year Ended September 30,
                                      --------------------------------------------------------------------------------------------
                                                     1996                            1995                              1994
                                      -----------------------------  -----------------------------  ------------------------------
                                        Average                        Average                        Average
                                      Outstanding  Interest          Outstanding  Interest          Outstanding   Interest
                                        Balance    Earned    Yield     Balance     Earned   Yield     Balance     Earned    Yield
                                     ------------ ---------- ------  ------------ --------- ------  -----------  ---------  --------

                                                                        (Dollars in Thousands)
Interest-earning
 assets:
  Loans receivable, net..............   $48,185     $4,407    9.15%    $47,464   $4,187      8.82%  $ 43,009    $ 3,619      8.41%
  Mortgage-backed securities........      1,573         99    6.29       2,440      162      6.64      3,259        205      6.29
  Securities.........................     1,000         46    4.60       1,000       42      4.20      1,000         33      3.30
  Interest bearing deposits
   with Federal Home Loan Bank.......     3,870        227    5.87       4,329      259      5.98      3,379        133      3.94
  Other interest-earning assets......       817         49    6.00         767       48      6.26        725         30      4.14
                                     ------------ ----------         ------------ ---------         -----------  ---------
    Total interest-earning assets...     55,445      4,828    8.71      56,000    4,698      8.39     51,372      4,020      7.83

 Noninterest-earning assets..........     3,478                          3,255                         2,804
                                     ------------                    ------------                   -----------
  Total assets.......................   $58,923                        $59,255                      $ 54,176
                                     ============                    ============                   ===========


                                                                      Year Ended September 30,
                                                   1996                           1995                              1994
                                      ----------------------------- ------------------------------- --------------------------------
                                        Average                         Average                          Average
                                      Outstanding  Interest           Outstanding  Interest           Outstanding   Interest
                                        Balance      Paid    Cost       Balance     Paid     Cost        Balance      Paid    Cost
                                       -------     ------   -----      -------     ------    ----        -------    -------   ----
                                                                           (Dollars in Thousands)
Interest-bearing liabilities:
 Deposits............................  $51,243     $2,358    4.60%     $49,793     $2,146    4.30%       $47,786    $ 1,701   3.56%
 FHLB advances.......................       89          5    5.62        2,085        148    7.10            679         57   8.39
                                       -------     ------   -----      -------     ------    ----        -------    -------   ----
   Total interest-bearing liabilities   51,332      2,363    4.60       51,878      2,294    4.42         48,465      1,758   3.63
                                                   ------   -----                  ------    ----                   -------   ----

 Other liabilities(2)................    3,306                           3,282                             1,860
                                       -------                         -------                           -------
 Total liabilities ..................                                   55,160                            50,325
 Stockholders' equity................    4,285                           4,095                             3,851
                                       -------                         -------                           -------
 Total liabilities and
  stockholders' equity...............  $58,923                         $59,255                          $ 54,176
                                       =======                         =======                           =======

Net interest income;
 interest rate spread................              $2,465    4.11%                 $2,404    3.97%                  $ 2,262   4.20%
                                                   ======   =====                  ======    ====                   =======   ====
Net interest margin(1)...............                        4.45%                           4.29%                            4.40%
                                                            =====                            ====                             ====

Average interest-earning assets
 to average interest-bearing
 liabilities.........................  108.01%                         107.95%                           106.00%
                                       =======                         =======                           =======


(1)  Net   interest   margin  is  net   interest   income   divided  by  average
     interest-earning assets.
(2)  Including noninterest-bearing deposits.

         The following table sets forth the yields on loans, mortgage-backed securities, securities and other interest-earning assets, the rates on savings deposits and borrowings and the resultant interest rate spreads at the dates and for the periods indicated.

                                                                                   At September 30,
                                                                                   ----------------
                                                                             1996        1995        1994
                                                                             ----        ----        ----
Weighted average yield on:
 Loans receivable..........................................................   9.35%       9.06%     8.44%
 Mortgage-backed securities................................................   6.59        6.94      6.05
 Securities................................................................   4.51        4.44      3.21
 Other interest-earning assets.............................................   5.79        6.06      5.82

 Combined weighted average yield on interest-earning assets................   9.00        8.60      7.91

Weighted average rate paid on:
Deposits...................................................................   4.33        4.38      3.62
Borrowings.................................................................     ---       7.10       ---

Combined weighted average rate paid on interest-bearing liabilities........   4.33        4.43      3.62

Spread.....................................................................   4.67%       4.17%     4.29%


                                                                                        For the Year Ended
                                                                                          September 30,
                                                                                  --------------------------------
                                                                                   1996         1995        1994
                                                                                   ----         ----        ----
Weighted average yield on:
 Loans receivable.............................................................      9.15%        8.82%       8.41%
 Mortgage-backed securities...................................................      6.29         6.64        6.29
 Securities...................................................................      4.60         4.20        3.30
 Other interest-earning assets................................................      5.89         6.02        3.97

  Combined weighted average yield on interest-earning assets..................      8.71         8.39        7.83

Weighted average rate paid on:
 Deposits.....................................................................      4.60         4.30        3.56
 Borrowings...................................................................      5.62         7.10        8.39

  Combined weighted average rate paid on interest-bearing liabilities.........      4.60         4.42        3.63

Spread........................................................................      4.11         3.97        4.20

Net interest margin (net interest-earnings  divided by average  interest-earning assets, with net interest-earnings equaling the difference
  between the dollar amount of interest-earned and paid)......................      4.45%        4.29%       4.40%

         The following schedule presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities for the periods shown. It distinguishes between the increase in interest income and interest expense related to higher outstanding balances and that due to the levels and volatility of interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in rate (i.e., changes in rate multiplied by old volume) and (ii) changes in volume (i.e., changes in volume multiplied by old rate). For purposes of this table, changes attributable to both rate and volume have been allocated proportionately to the change due to volume and the change due to rate.

                                                                                    Year Ended September 30,
                                                            ------------------------------------------------------------------------
                                                                     1995 vs. 1996                        1994 vs. 1995
                                                            -----------------------------------  ----------------------------------
                                                                   Increase           Total              Increase            Total
                                                                  (Decrease)         Increase           (Decrease)         Increase
                                                                    Due To          (Decrease)            Due To          (Decrease)
                                                            -------------------      --------       --------------------  ---------
                                                            Volume         Rate                  Volume         Rate
                                                            ------         ----                  ------         ----
                                                                                          (Dollars in Thousands)
Interest-earning assets:
 Loans................................................       $  64         $156        $220        $387         $181        $568
 Mortgage-backed securities..........................          (55)          (8)        (63)        (54)          11         (43)
 Securities...........................................         ---            4           4         ---            9           9
 Interest bearing deposits with Federal
   Home Loan Bank.....................................         (22)         (10)        (32)         44           82         126
 Other interest-earning assets........................           3           (2)          1           2           16          18
                                                            ------         ----       -----      ------         ----        ----
  Total interest-earning assets.......................         (10)         140         130         379          299         678
                                                            ------         ----       -----      ------         ----        -----
Interest-bearing liabilities:
 Deposits.............................................          64          148         212          74          371         445
 FHLB advances .......................................        (117)         (26)       (143)        108          (17)         91
                                                            ------         ----       -----      ------         ----        ----
   Total interest-bearing liabilities.................         (53)         122          69         182          354         536
                                                            ------         ----       -----      ------         ----        ----
Net interest income...................................       $  43         $ 18                    $197        $ (55)
                                                            ======         ====                  ======        =====
Net increase in net interest income...................                                $  61                               $  142
                                                                                      =====                               ======

RESULTS OF OPERATIONS

         First Federal's results of operations are primarily dependent on its net interest income--which is the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities. Interest income is a function of the average balances of interest-earning assets outstanding during the period and the average yields earned on such assets. Interest expense is a function of the average amount of interest-bearing liabilities outstanding during the period and the average rates paid on such liabilities. First Federal also generates noninterest income, such as income from service charges and fees on checking accounts, loan servicing and other fees and charges and gains on sales of loans and servicing rights. First Federal's net income is also affected by the level of its noninterest expenses, such as employee salaries and benefits, occupancy and equipment expenses, and federal deposit insurance premiums.

COMPARISON OF FISCAL YEAR ENDED SEPTEMBER 30, 1996 TO SEPTEMBER 30, 1995

         First Federal reported net income of $234,000 for the year ended September 30, 1996 compared to $211,000 for the year ended September 30, 1995, an increase of $23,000, or 10.9%. Excluding the nonrecurring September 1996 SAIF assessment, after tax net income would have been $454,000. This represents a 115% increase over net income from the previous year. The increase in net income resulted primarily from an increase in service charge income of $172,000 coupled with an increase in gain on sale of loans and mortgage servicing rights of $117,000. In addition, First Federal recorded a negative provision for loan losses of ($52,000) for the year ended September 30, 1996 compared to $27,000 for the year ended September 30, 1995. These items were largely offset by a $333,000 special SAIF assessment for SAIF insured deposits as a result of a federal law enacted on September 30, 1996. These items are more fully discussed below.

         Net interest income increased $61,000 to $2.5 million for the year ended September 30, 1996 from $2.4 million for the year ended September 30, 1995. This increase resulted primarily from increases in both the yield earned and the average balance of First Federal's loan portfolio, offset in part by an 18 basis point increase in First Federal's cost of funds. The increase in the yield on loans of 33 basis points was primarily the result of an increase in consumer automobile loans which yield a higher rate of interest than traditional mortgage loans and the origination of three year balloon loans at higher initial rates. As a result, First Federal's net interest margin increased to 4.45% for the year ended September 30, 1996 from 4.29% for the year ended September 30, 1995. The spread between the average yield on interest-earning assets and the average cost of interest-bearing liabilities also increased from 3.97% for the year ended September 30, 1995 to 4.11% for the year ended September 30, 1996.

         First Federal recorded a $52,000 negative provision for loan losses for the year ended September 30, 1996 compared to a $27,000 provision for loan losses for the year ended September 30, 1995. The decrease in the provision for loan losses was a result of management reevaluation of estimates used in calculating the allowance for loan losses due to a decrease in delinquencies and nonaccrual loans, continued low levels of actual charge-offs over the last three fiscal years relative to the allowance for loan losses and the use of credit-default loss insurance coverage for new automobile loans to limit First Federal's loan loss exposure. The provision for loan losses is based on management's periodic review of First Federal's loan portfolio which considers, among other factors, past actual loan loss experience, the general prevailing economic conditions, changes in the size, composition and risks inherent in the loan portfolio, independent third-party loan reviews, and specific borrower considerations such as the ability to repay the loan and the estimated value of the underlying collateral. In addition, various regulatory agencies, as an integral part of their examination process, periodically review First Federal's allowance for estimated losses on loans. Such agencies may require First Federal to provide additions to the allowance based upon judgments which differ from those of management.

         Noninterest income increased to $873,000 for the year ended September 30, 1996 from $592,000 for the year ended September 30, 1995. The increase was primarily due to increased service charge income of $172,000 resulting from service charges assessed on a new checking account coupled with an increase in return check charges. In addition, First Federal realized a $117,000 increase in the gain on sale of loans and mortgage servicing rights due to a large extent to the sale of all Federal Home Loan Mortgage Corporation ("FHLMC") servicing rights.

         Noninterest expense increased $400,000 to $3.0 million for the year ended September 30, 1996 from $2.6 million for the year ended September 30, 1995 primarily as a result of a $333,000 special FDIC assessment on SAIF-insured deposits which was enacted into law on September 30, 1996. As a result, First Federal will experience a reduction in its SAIF insurance expense in future periods. In addition, occupancy and equipment expense increased $37,000 due to an increase in depreciation and the remodeling of the main office, and data processing expense increased $37,000 as a result of First Federal's full year's operations on the new data processing system, which was implemented to provide full service retail banking to First Federal customers.

         Income tax expense decreased $2,000 from $110,000 for the year ended September 30, 1995 to $108,000 for the year ended September 30, 1996, reflecting a tax rate of 31.6% for the year ended September 30, 1996 versus 34.3% for the year ended September 30, 1995.

COMPARISON OF FISCAL YEAR ENDED SEPTEMBER 30, 1995 TO SEPTEMBER 30, 1994

         First Federal reported net income of $211,000 for the year ended September 30, 1995 compared to $193,000 net income in fiscal 1994, excluding $264,000 (after-tax) additional net income due to the settlement of a lawsuit filed by First Federal. Total net income for fiscal 1994 was $457,000, including proceeds from the settlement of the lawsuit. Thus, the net income of $211,000 for the year ending September 30, 1995, was $246,000 less than the total net income for the year ending September 30, 1994 (including income from settlement of the law suit). In addition, for the years ending September 30, 1994, and September 30, 1995, significant one-time expenses were incurred in connection with the transition of First Federal into full-service retail banking. Therefore, this decrease resulted primarily from an increase in the provision for loan losses from a $401,000 (before-tax) negative provision (resulting from the lawsuit recovery) to a $27,000 provision in 1995.

         Net interest income increased $142,000 to $2.4 million for the year ended September 30, 1995 from $2.3 million for 1994. This increase resulted primarily from increases in both the yield earned and the average balance of First Federal's loan portfolio, offset in part by an increase in First Federal's cost of deposits reflecting an increase in general market interest rates and, to a lesser extent, an increase in the average deposit balance. As a result, for the year ended September 30, 1995, First Federal's net interest margin decreased to 4.29% and the spread between the average yield on interest earning assets and the average cost of funds decreased from 4.20% for 1994 to 3.97% for 1995.

         During the year ended September 30, 1995, First Federal recorded a provision for loan losses of $27,000 based on management's analysis of the loan portfolio, as described above. During the year ended September 30, 1994, First Federal recorded a negative loan loss provision of $401,000 primarily as a result of $400,000 of proceeds received ($264,000 net of income tax) from the settlement of a lawsuit filed by First Federal and related to a previously charged-off pool of automobile loans.

         Management will continue to monitor the appropriate factors when considering future levels of provisions and the allowance for loan losses. While management believes that it uses the best information available to determine the allowance for estimated loan losses, unforeseen market conditions could result in adjustments to the allowance for estimated loan losses and net earnings could be significantly affected if circumstances differ substantially from the assumptions used in determining the allowance. In addition, the OTS as part of its review process may require First Federal to establish additional general or specific allowances.

         Noninterest income declined to $592,000 for the year ended September 30, 1995 from $1.1 million for the previous year, primarily due to a $695,000 decline in profits from the sale of loans and servicing rights. This drop in profits reflects both a rising interest rate environment for the first half of 1995, and significant increased competition from additional residential mortgage lenders in First Federal's primary trade area.

         Noninterest expense declined by $448,000 to $2.6 million for the year ended September 30, 1995 from $3.1 million for the year ended September 30, 1994. This decrease reflects management's continuing efforts to reduce expenses in all areas of operations of First Federal, while at the same time absorbing some one-time expenses in connection with the transition into full-service retail banking.

         Income tax expense decreased $124,000 to $110,000 for the year ended September 30, 1995 as compared to $234,000 for the previous year, reflecting the lower 1995 pretax earnings of First Federal.

FINANCIAL CONDITION

         First Federal's total assets were $57.6 million as of September 30, 1996 compared to $61.4 million at September 30, 1995, a decrease of $3.8 million, or 6.2%. The decrease was a direct result of a planned reduction of high-cost deposits of $3.3 million resulting from management's decision to lower excess cash on hand by decreasing higher cost deposits. In addition, First Federal no longer had FHLB advances outstanding at September 30, 1996 compared to $1.1 million at September 30, 1995.

         Loans receivable (excluding loans held for sale at month end to the secondary market) increased $2.4 million to $49.2 million at September 30, 1996 from $46.8 million at September 30, 1995. The increase resulted primarily from the origination of credit-default insured auto loans. This increase was offset by a decrease in cash and cash equivalents of $4.1 million due to the planned reduction in high-cost deposits and the utilization of any remaining excess cash balances to fund loan originations.

LIQUIDITY AND CAPITAL RESOURCES

         First Federal's primary sources of funds are deposits, checking accounts, principal and interest payments on loans and mortgage related securities, proceeds from sales of long term, fixed-rate residential mortgage loans and other funds provided from operations. Additionally, First Federal may borrow funds from the Federal Home Loan Bank of Dallas or utilize particular sources of funds based on need, comparative costs and availability at the time.

         While scheduled loan and mortgage-backed securities repayments, short-term investments, and FHLB borrowings are relatively stable sources of funds, deposit flows are unpredictable and are a function of external factors including competition, the general level of interest rates, general economic conditions and most recently, the restructuring occurring in the thrift institutions industry.

         First Federal maintains investments in liquid assets based on management's assessment of cash needs, expected deposit flows, availability of advances from the FHLB, available yield on liquid assets (both short-term and long-term) and the objectives of its asset/liability management program. Several options are available to increase liquidity, including reducing loan originations, increasing deposit marketing activities, and increasing borrowings from the FHLB.

         Federal regulations require insured institutions to maintain minimum levels of liquid assets. At September 30, 1996, First Federal's regulatory liquidity ratio was 8.27% or 3.27% above the 5% regulatory requirement. First Federal uses its capital resources principally to meet its ongoing commitments to fund maturing certificates of deposits and deposit withdrawals, repay borrowings, fund existing and continuing loan commitments, maintain its liquidity and meet operating expenses. At September 30, 1996, First Federal had commitments to originate loans, including loans in process, totaling $7.6 million. First Federal also had $112,000 of outstanding unused lines of credit and $175,000 of letters of credit. First Federal considers its liquidity and capital resources to be adequate to meet its foreseeable short and long-term needs. First Federal expects to be able to fund or refinance, on a timely basis, its material commitments and long-term liabilities. First Federal also has the ability, if needed, to borrow up to $20.3 million from the FHLB of Dallas for liquidity purposes. At September 30, 1996, First Federal had no advances outstanding from the Federal Home Loan Bank.

         First Federal's liquidity, represented by cash equivalents, is a product of its operating, investing and financing activities. These activities are summarized below for the periods indicated.


                                                              Year Ended         Year Ended
                                                             September 30,       September 30,
                                                                 1996                 1995
                                                             -------------       -------------
                                                                       (In Thousands)
Operating Activities:
 Net income..................................................     $  234               $   211

 Adjustment to reconcile net income or loss to net
  cash provided by operating activities......................      1,811                   583
                                                                 -------               -------
 Net cash provided by operating activities...................      2,045                   794
 Net cash used in investing activities.......................     (1,615)               (5,433)
 Net cash provided by (used in) financing activities.........     (4,565)                5,120
                                                                 -------               -------
 Net increase (decrease) in cash and cash equivalents........     (4,135)                  481
 Cash and cash equivalents at beginning of period............      6,941                 6,460
                                                                 -------               -------
 Cash and cash equivalents at end of period..................    $ 2,806               $ 6,941
                                                                 =======               =======


         The primary investing activity of First Federal is lending. Loans originated net of repayments and sales used $1.1 million and $5.3 million in cash for the year ended September 30, 1996 and September 30, 1995, respectively. During the years ended September 30, 1996 and 1995, deposits decreased $3.3 million (through a planned reduction of higher costing deposits) and increased $4.1 million, respectively.

         On April 22, 1993, First Federal issued 207,159 shares of common and 87,263 shares of preferred stock at $10 per share and received proceeds of $2.4 million, net of costs to convert from a mutual savings institution to a federal stock institution and recapitalize First Federal. Prior to the conversion, First Federal did not meet its minimum capital requirements. As a result, First
Federal was subject to conditions specified in a Consent Agreement dated September 20, 1990 and an Operating Agreement dated August 28, 1992. With the completion of the conversion, on July 1, 1993, the OTS terminated these agreements. First Federal's tangible, core and risk- based capital was $4.3 million, $4.3 million and $4.6 million at September 30, 1996, which exceeded the minimum required capital levels of $868,000, $1.7 million and $3.3 million, respectively. See Note 10 of Notes to Consolidated Financial Statements.

IMPACT OF INFLATION AND CHANGING PRICES

         The Consolidated Financial Statements and related financial data presented herein have been prepared in accordance with generally accepted accounting principles ("GAAP"), which require the measurement of financial position and results of operations in terms of historical dollars without considering changes in the relative purchasing power of money over time because of inflation.

         Unlike industrial companies, virtually all of First Federal's assets and liabilities are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than the effects of general inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. In the current interest rate environment, the liquidity, maturity structure and quality of First Federal's assets and liabilities are critical to the maintenance of acceptable performance levels.

EFFECT OF NEW ACCOUNTING STANDARDS

         In March 1995, the FASB issued Statement of Financial Accounting Standards No. 121 ("SFAS No. 121"), "Accounting for the Impairment of Long Lived Assets and for Long Lived Assets to be Disposed Of." SFAS No. 121 requires that long lived assets and certain identifiable intangibles be reviewed for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. However, SFAS No. 121 does not apply to financial instruments, core deposit intangibles, mortgage and other servicing rights or deferred tax assets. The adoption of SFAS No. 121 for the year ending September 30, 1997 is not expected to have a material impact on the results of operations or financial condition of First Federal.

         In May 1995, the FASB issued Statement of Financial Accounting Standards No. 122 ("SFAS No. 122"), "Accounting for Mortgage Servicing Rights." SFAS No. 122 requires an institution that purchases or originates mortgage loans and sells or securitizes those loans with servicing rights retained to allocate the cost of the mortgage loans to the mortgage servicing rights and the loans (without the mortgage servicing rights) based on their relative fair values. In addition, institutions are required to assess impairment of the capitalized mortgage servicing portfolio based on the fair value of those rights. SFAS No. 122 is effective for fiscal years beginning after December 15, 1995. SFAS No. 122 will be superseded by Statement of Financial Accounting Standards No. 125 after December 31, 1996. The adoption of SFAS No. 122 for the year ending September 30, 1997 is not expected to have a material impact on the results of operations or financial condition of First Federal.

         In November 1995, the FASB issued Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock Based Compensation," ("SFAS No. 123"). This statement establishes financial accounting standard for stock-based employee compensation plans. SFAS No. 123 permits First Federal to choose either a new fair value based method or the current APB Opinion 25 intrinsic value based method of accounting for its stock-based compensation arrangements. SFAS No. 123 requires pro forma disclosures of net earnings and earnings per share computed as if the fair value based method had been applied in financial statements of companies that continue to follow current practice in accounting for such arrangements under Opinion 25. The disclosure provisions of SFAS No. 123 are effective for fiscal years beginning after December 15, 1995 and are not expected to have a material impact on the results of operations or financial condition of First Federal.

         In June 1996, the Financial Accounting Standards Board released Statement of Financial Accounting Standards No. 125 ("SFAS No. 125"), "Accounting for Transfers and Extinguishments of Liabilities." SFAS No. 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. SFAS No. 125 requires a consistent application of a financial-components approach that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, and derecognizes liabilities when extinguished. SFAS No. 125 also supersedes SFAS No. 122 and requires that servicing assets and liabilities be subsequently measured by amortization in proportion to and over the period of estimated net servicing income or loss and requires assessment for asset impairment or increases obligation based on their fair values. SFAS No. 125 applies to transfers and extinguishments occurring after December 31, 1996 and early or retroactive application is not permitted. Because the volume and variety of certain transactions will make it difficult for some entities to comply, some provisions have been delayed by SFAS No. 127. Management anticipates that the adoption of SFAS No. 125 will not have a material impact on the financial condition or operations of First Federal.

         In March 1997, the accounting requirements for calculating earnings per share were revised. Basic earnings per share for 1998 and later will be calculated solely on average common shares outstanding. Diluted earnings per share will reflect the potential dilution of stock options and other common stock equivalents. All prior calculations will be restated to be comparable to the new methods. As First Federal has not had significant dilution from stock options, the new calculation methods will not significantly affect future basic earnings per share and diluted earnings per share.


                                    BUSINESS


         The Holding Company is a newly organized financial institution holding company that was formed to acquire First Federal. Upon consummation of the Offering and the Merger, the Holding Company will hold all of the outstanding shares of First Federal, and First Federal will be the Holding Company's sole subsidiary. At present, the Holding Company does not have any assets, and does not conduct any significant business. The Holding Company and First Federal are headquartered in Bryan, Texas. The executive offices of the Holding Company and First Federal are located at 2900 Texas Avenue, Bryan, Texas 77802 and its telephone number at that address is (409) 779-2900.

         As a community-oriented, independent financial institution, First Federal offers a range of retail banking services through its offices located in Bryan-College Station, Texas. First Federal is principally engaged in the business of attracting deposits from the general public and using such deposits, together with other funds, to originate mortgage loans secured by owner occupied one- to four-family residential properties in its primary market area. To a lesser extent, First Federal also originates construction, direct and indirect consumer loans, SBA partially guaranteed business loans, small commercial real estate and small to medium commercial business loans.

MARKET AREA

         First Federal conducts operations through its offices located in Bryan-College Station, Texas. Management considers the Bryan-College Station area, Brazos, Burleson, Grimes, Leon, Madison, Robertson and Washington counties, Texas, to be its primary market area for deposits and lending activities. The Bryan-College Station area is characterized as a college community, centered around Texas A&M University. The University's annual budget of over $622 million is responsible for the vast majority of the government jobs in the area. Government service provides 39.4% of the jobs in the community and is primarily responsible for the comparative stability the area has enjoyed throughout most of the 1980's. Population growth trends within First Federal's market area have shown increases at rates exceeding those of the State and unemployment rates have been consistently lower than those of the rest of the State. During the past five years, a number of independent depository institutions have been acquired in the Brazos County area, some by out-of-state multi-bank holding companies. Currently, there are only one other thrift institution and two state savings banks operating in the area. Consequently, management believes that the opportunity exists for the expansion of First Federal's lending and deposit gathering activities as one of the few remaining independent, community-owned financial institutions now offering full service retail banking.

LENDING ACTIVITIES

GENERAL

         The principal lending activity of First Federal is originating first mortgage real estate loans secured by owner occupied one- to four-family residential property, along with an expanding consumer loan program. All long term, fixed rate conventional mortgage loans are sold immediately to the secondary market.

         SINGLE-FAMILY RESIDENTIAL REAL ESTATE LENDING. A substantial portion of the loans originated for portfolio by First Federal are conventional mortgage loans (i.e., not guaranteed or insured by agencies of the federal government) which are secured by residential properties; however, most do not conform with the requirements for sale to Federal National Mortgage Association (the "FNMA") or FHLMC (i.e., conforming loans), because they exceed the maximum loan to value ratio to qualify for sale to FNMA or FHLMC, have credit deficiencies (which in certain cases will result in First Federal securing the loan by additional collateral), the borrower has an insufficient employment history or the property does not qualify due to its rural location or lack of comparability for appraisal purposes. Loans which do not comply with FNMA or FHLMC underwriting requirements are held in First Federal's loan portfolio.

         First Federal also originates construction loans, small commercial real estate and small to medium commercial business loans. In addition, First Federal has begun to originate SBA loans and Farmers Home Administration rural home loans for moderate income home buyers. In order to diversify its assets and increase the proportion of interest rate sensitive assets in its portfolio, First Federal also has in the past purchased mortgage-backed securities. Currently, however, First Federal is able to attract sufficient loans to maintain a high loan-to-deposit ratio and thereby maximize the utilization of its deposits. Thus, it has not acquired any securities for several years.

         Most of First Federal's mortgage-backed securities, and a significant number of its residential loans were made before the 1980's on a long term, fixed rate basis. Accordingly, in the event of a change in interest rates, the yield in those First Federal loans remaining in that category will change much less quickly than its deposits, which are, for the most part, of the short term variety. Accordingly, First Federal is vulnerable to an increase in interest rates on those loans, which at September 30, 1996, represented only $2.2 million of its $30.5 million in residential loans. First Federal's current policy is not to invest in long term, fixed rate mortgage-backed securities or retain long term, fixed rate loans. In order to reduce First Federal's vulnerability to changes in interest rates, First Federal has increased its originations of three-year balloon and adjustable rate one- to four-family residential mortgage loans, consumer (especially automobile) and construction loans. At September 30, 1996, First Federal had $19.7 million of three year balloon loans and $9.6 million of adjustable rate loans out of a total of $51.9 million in gross loans.

         Loan originations come primarily from walk-in customers, real estate brokers, homebuilders and other contractors. All loans in which the aggregate lending relationship is under $50,000 are approved by First Federal's senior management and all loan applications for over $50,000 aggregate debt to one borrower are approved by the Board of Directors.

         First Federal requires, in connection with the origination and purchase of residential real estate loans, title insurance and fire and casualty insurance coverage, as well as flood insurance where appropriate, to protect First Federal's interest. The cost of this insurance coverage is paid by the borrower.

         Loan Portfolio Composition. The following table sets forth information concerning the composition of First Federal's loan portfolio, including mortgage-backed securities, in dollar amounts and in percentages (before deductions for loans in process, deferred fees and discounts and allowances for losses) as of the dates indicated.

                                                                               September 30,
                                                  ----------------------------------------------------------------------
                                                         1996                     1995                    1994
                                                  -----------------------  ---------------------  ----------------------
                                                  Amount       Percent     Amount        Percent      Amount       Percent
                                                  ------       -------     ------        -------      ------       -------
                                                                          (Dollars in Thousands)
Real Estate Loans
  Residential ...................................  $30,477      58.70%      $30,966       61.10%      $27,128       59.76%
  Residential held for sale .....................      419        .80         1,840        3.63         2,114        4.66
  Commercial ....................................    4,175       8.04         3,643        7.19         3,062        6.74
  Construction ..................................    4,365       8.41         4,261        8.41         4,838       10.66
                                                   -------      -----       -------       -----       -------       -----
     Total real estate loans ....................   39,436      75.95        40,710       80.33        37,142       81.82

Other Loans:
  Consumer loans:
    Deposit accounts ............................      967       1.86           705        1.39           789        1.74
    Purchased automobile receivables ............       --         --             4         .01            10         .02
    Automobile ..................................    9,435      18.17         7,634       15.06         6,600       14.54
    Other .......................................    1,490       2.87           980        1.94           580        1.28
                                                   -------      -----       -------       -----       -------       -----
     Total consumer loans .......................   11,892      22.90         9,323       18.40         7,979       17.58
   Commercial business loans ....................      595       1.15           643        1.27           271         .60
                                                   -------      -----       -------       -----       -------       -----
     Total other loans ..........................   12,487      24.05         9,966       19.67         8,250       18.18
                                                   -------      -----       -------       -----       -------       -----
     Total loans ................................   51,923     100.00        50,676      100.00        45,392      100.00

Less:
  Undisbursed portion of construction loans .....    1,966       3.79         1,664        3.28         1,847        4.07
  Consumer loans in process .....................       --         --            --          --            --          --
  Deferred fees and discounts ...................      128        .25            87         .17            92         .20
  Deferred income ...............................        3        .01             3         .01            13         .03
  Allowance for losses on loans .................      247        .48           317         .63           313         .69
                                                   -------      -----       -------       -----       -------       -----
     Net loans ..................................  $49,579      95.47%      $48,605       95.91%      $43,127       95.01%
                                                   =======      =====       =======       =====       =======       =====

                                       44

         The following table shows the fixed- and adjustable-rate composition of First Federal's loan portfolio at the dates indicated.


                                                                                September 30,
                                                     ------------------------------------------------------------------------
                                                             1996                     1995                     1994
                                                     --------------------    ----------------------   -----------------------
                                                       Amount     Percent      Amount      Percent      Amount     Percent
                                                       ------     -------      ------      -------      ------     -------
                                                                          (Dollars in Thousands)
Fixed-Rate Loans:
Real estate:
   Residential..................................      $22,931      44.16%     $24,739       48.81%     $27,128       59.76%
   Residential held for sale....................          419        .80        1,840        3.63        2,114        4.66
   Commercial...................................        2,162       4.17        2,824        5.57        3,062        6.74
   Construction.................................        4,365       8.41        4,261        8.41        4,838       10.66
                                                      -------      -----      -------       -----      -------       -----
      Total real estate loans...................       29,877      57.54       33,664       66.42       37,142       81.82
  Consumer loans................................       11,892      22.90        9,323       18.40        7,979       17.58
  Commercial business loans.....................          595       1.15          643        1.27          271        0.60
                                                      -------      -----      -------       -----      -------       -----
     Total fixed-rate loans.....................       42,364      81.59       43,630       86.09       45,392      100.00
                                                      -------      -----      -------       -----      -------       -----

Adjustable-Rate Loans:
  Real estate:
   Residential..................................        7,546      14.54        6,227       12.29          ---         ---
   Commercial...................................        2,013       3.87          819        1.62          ---         ---
                                                      -------      -----      -------       -----      -------       -----
      Total adjustable rate loans...............        9,559      18.41        7,046       13.91          ---         ---
                                                      -------      -----      -------       -----      -------       -----
      Total loans...............................       51,923     100.00       50,676      100.00       45,392      100.00

Less:
  Undisbursed portion of construction loans.....        1,966       3.79        1,664        3.28        1,847        4.07
  Consumer loans in process.....................          ---        ---          ---         ---          ---         ---
  Deferred fees and discounts...................          128       0.25           87        0.17           92        0.20
  Deferred income...............................            3       0.01            3        0.01           13        0.03
                                                      -------      -----      -------       -----      -------       -----
  Allowance for losses on loans.................          247       0.48          317        0.63          313        0.69
                                                      -------      -----      -------       -----      -------       -----
     Net loans..................................      $49,579      95.47%     $48,605       95.91%     $43,127       95.01%
                                                      =======      =====      =======       =====      =======       =====


         First   Federal  has  the   authority   to  purchase   loans  and  loan
participations, but has elected not to do so since 1991.

         The following table shows the origination, purchase and repayment activities for loans of First Federal for the periods indicated.


                                                                Year Ended September 30,
                                                          -------------------------------------
                                                           1996          1995         1994
                                                           ----          ----         ----
                                                                  (In Thousands)
Loans Funded:
   Real estate - residential(2)......................      $19,104    $87,908(1)   $92,316(1)
                   - commercial......................        1,026         1,281          393
                   - construction or development.....        5,697         6,223        7,159
   Non-real estate - consumer........................        8,534         7,065        7,261
                   - commercial business.............        1,980         1,065          579
                                                          --------    ----------  -----------
      Total loans originated.........................       36,341       103,542      107,708

Loans Sold:
Loans sold...........................................       13,839     81,838(1)    86,336(1)
Principal repayments and refinancings................       21,255        16,420       20,316
                                                          --------    ----------  -----------
Total reductions.....................................       35,094        98,258      106,652
Decrease in other items, net.........................         (273)          194          990
                                                          --------    ----------  -----------
Net increase.........................................      $   974       $ 5,478      $ 2,046
                                                          ========    ==========  ===========

---------------
(1) Includes activity attributable to a mortgage warehouse facility previously extended to an independent mortgage company.

(2)  Includes refinancings of loans from First Federal's portfolio.

         At September 30, 1996, First Federal serviced $966,000 in loans for others.

         The following schedule illustrates the maturities of First Federal's loan portfolio, excluding loans held for sale at September 30, 1996. Loans which have adjustable or renegotiable interest rates and amortizing loans are shown as maturing in the period during which the loan is contractually due. This schedule does not reflect the effects of possible prepayments or enforcement of due-on-sale clauses.

                                           Real Estate
                       ---------------------------------------------------------
                          Residential         Commercial        Construction
                       ------------------  -----------------  -----------------
                                Weighted           Weighted           Weighted
                                Average            Average            Average
                       Amount     Rate     Amount    Rate     Amount    Rate
                       ------   --------   ------  --------   ------  --------
                                          (Dollars in Thousands)
  Due During
 Years Ended
September 30,
1997(1)................  $ 7,565   8.42    $  507    9.13%    $4,365   9.18
1998 and 1999..........   12,717   9.26     1,168    9.36        ---    ---
2000 and 2001..........      893   9.40       925    9.55        ---    ---
2002 to 2006...........    1,073   8.89        86   11.25        ---    ---
2006 to 2016...........    1,988   8.99       643    9.81        ---    ---
2017 and following.....    6,660   8.98       846    8.75        ---    ---
                          ------           ------             ------
                         $30,896   8.97    $4,175    9.36%    $4,365   9.18
                          ======  =====    ======    =====    ======  =====


                             Consumer            Business           Total
                      -------------------  -----------------   -----------------
                              Weighted             Weighted            Weighted
                               Average             Average              Average
                       Amount   Rate       Amount      Rate    Amount      Rate
                       ------ --------     ------    -------   ------  --------
                                          (Dollars in Thousands)
  Due During
 Years Ended
September 30,
1997(1)............... $1,585    8.60%    $ 280     9.72%    $14,302      8.72%
1998 and 1999.........  3,818   11.00       ---      ---      17,703      9.64
2000 and 2001.........  6,397   13.28        79     9.96       8,294     12.41
2002 to 2006..........     71   11.80        86    10.81       1,316      9.33
2006 to 2016..........     21    8.00       150    11.00       2,802      9.28
2017 and following....    ---     ---       ---      ---       7,506      8.95
                      -------             -----              -------
                      $11,892   11.91%    $ 595    10.23%    $51,923      9.70%
                      =======  =======    =====    ======    =======     ======

-------------
(1) Includes demand loans, loans having no stated maturity and overdraft loans.

         The total amount of loans due after September 30, 1997 which have fixed rates of interest (including 3- year balloon home loans and other types of loans with balloon maturities) is $28.0 million while the total amount of loans due after such date which have floating or adjustable rates of interest is $9.6 million.

ONE-TO-FOUR-FAMILY RESIDENTIAL REAL ESTATE LENDING

         One of First Federal's primary lending programs is the origination of loans secured by mortgages on owner-occupied one- to four-family residences. Historically (before the 1980's), most of First Federal's residential loans were made on a fixed rate basis and had contractual maturity (and amortization schedules) of 30, or to a lesser extent, 15 years. Since 1979, however, in order to increase the interest rate sensitivity of its residential loan portfolio, First Federal has emphasized the origination of non-conforming three year balloon loans (generally with 30 year amortization schedules). At September 30, 1996, $19.7 million or 37.9%, of First Federal's gross loan portfolio consisted of three-year fixed-rate balloon loans on one- to four-family residences. On the same date, First Federal had $3.7 million of other fixed-rate residential loans or 7.1% of the gross loan portfolio. All of these loans were secured by residential (primarily owner-occupied) properties located in the State of Texas, with a majority located in First Federal's primary market area.

         First Federal's residential loans are generally underwritten and documented to permit their sale in the secondary market. In the event they are non-conforming to secondary market standards, First Federal will underwrite such loans to the extent feasible in accordance with such standards. First Federal evaluates both the borrower's ability to make principal and interest payments and the value of the property (and any other collateral) that will secure the loan. One- to four-family loan originations are generally made in amounts up to 90% of the appraised value of the security property. The determination as to whether to lend in excess of 80% of the appraised value is made on a case-by-case basis and is based on a variety of factors, including the borrower's payment history, length of employment and debt to income ratio, as well as the quality of the security property. First Federal neither requires nor obtains private mortgage insurance on its loans. As a result of its higher loan-to-value ratios and the absence of private mortgage insurance, in the event of a foreclosure, First Federal is subject to a greater risk of loss on the disposition of such property in the event of a decrease in value of the property. First Federal has, however, had a very limited loss experience on such loans. See " -- Loan Delinquencies; Nonperforming Assets and Classified Assets." Over the past three fiscal years, First Federal has experienced an average of only $22,300 in actual annual net charge-offs, resulting from an average total loan portfolio of $46.2 million.

         First Federal's residential mortgage loans customarily include "due-on-sale" clauses, which are provisions giving First Federal the right to declare a loan immediately due and payable in the event the borrower sells or otherwise disposes of the real property subject to the mortgage where the loan is not repaid in full. First Federal generally enforces these due-on-sale clauses primarily on fixed rate residential mortgage loans to the extent permitted by law.

MORTGAGE-BACKED SECURITIES

         First Federal has a limited portfolio of mortgage-backed securities which are held-to-maturity. Such mortgage-backed securities can serve as collateral for borrowings and, through repayments, as a source of liquidity. For information regarding the carrying and market values of First Federal's mortgage-backed securities portfolio, see Note 2 of the Notes to Financial Statements. Under First Federal's risk-based capital requirement, mortgage-backed securities have a risk weight of 20% (or 0% in the case of GNMA securities) in contrast to the 50% risk weight carried by residential loans with a loan to value ratio of 80% or less. See "Regulation."

         Consistent with First Federal's asset/liability policy, approximately 91.9% of First Federal's mortgage-backed securities carry adjustable interest rates.

         The following table sets forth the book value of First Federal's mortgage-backed securities at the dates indicated.

                                                         September 30,
                                                -----------------------------
                                                 1996        1995       1994
                                                 ----        ----       ----
                                                        (In Thousands)
Issuers:

Federal Home Loan Mortgage Corporation.......   $  872      $1,672     $2,037
Federal National Mortgage Association........      420         551        594
Government National Mortgage Association.....      ---          55         62
                                                ------      ------     ------
    Total....................................   $1,292      $2,278     $2,693
                                                ======      ======     ======

         The following table sets forth the contractual maturities of First Federal's mortgage-backed securities at September 30, 1996. Not considered in the preparation of the table below is the effect of prepayments, periodic principal repayments and the adjustable rate nature of these instruments.


                                                              Due in
                               ---------------------------------------------------------------------------
                               6 Months    6 Months     1 to       3 to 5     5 to 10   10 to 20   Over 20       Balance
                               or Less     to 1 Year   3 Years      Years      Years     Years      Years    Outstanding
                               -------     ---------   -------      -----      -----     -----      -----    -----------
                                                                  (In Thousands)
Federal Home Loan                  $ ---       $ ---      $ ---      $ ---      $   5       $231      $636        $  872
Mortgage Corporation.......

Federal National                     ---         ---        ---        ---        ---         95       325           420
Mortgage Association.......
                                  -------     -------    -------    -------    -------     ------    -----        -------
     Total.................        $ ---       $ ---      $ ---      $ ---       $  5       $326      $961        $1,292
                                  =======     =======    =======    =======    =======     ======    =====        =======


         First Federal's mortgage-backed and other securities portfolios are managed in accordance with a written investment policy adopted by the Board of Directors. Investments may be made in accordance with the policy and approval by its Investment Committee. At the present time, First Federal does not have any investments that are available-for-sale or for trading purposes.

         The OTS has issued guidelines regarding management oversight and accounting treatment for securities, loans, mortgage-backed securities and derivative securities. The guidelines require thrift institutions to carry securities at market value unless it can be demonstrated that a class of securities is intended to be held-to- maturity. As of September 30, 1996, First Federal held $1.3 million and $1.0 million, respectively, of principal amount of mortgage-backed securities and other securities which First Federal has the intent and ability to hold until maturity. As of such date, these securities had a market value of $1.3 million and $1.0 million, respectively.

CONSUMER LENDING

         Federal laws and regulations permit federally chartered thrift institutions to make secured and unsecured consumer loans up to a maximum of 35% of their total assets less permissible investments in commercial paper and corporate debt. In addition, federal thrift institutions have lending authority above the 35% limit for certain consumer loans such as home improvement loans, mobile home loans, credit card loans and educational loans.

         As part of management's strategy to shorten the average effective maturity and increase the average yield of its interest-earning assets, First Federal offers various consumer loans, including but not limited to automobile and home improvement loans. First Federal also offers loans to its depositors on the security of their deposit accounts. First Federal discourages unsecured loans.

         First Federal currently originates substantially all of its consumer loans in its primary market area. Direct loans are made when First Federal extends credit directly to the borrower. First Federal has more recently increased the origination of consumer loans. In September 1991, First Federal began purchasing motor vehicle installment sales contracts on an indirect basis from selected automobile dealers pursuant to an agreement established between the dealer and First Federal ("Dealer Agreement"). In fiscal 1996, First Federal expanded this lending by initiating a 100% credit default insured indirect automobile loan origination program for sub-prime borrowers involving dealers in First Federal's primary market area ("Second Chance Auto Loans"). First Federal's Second Chance Auto Loan program may be expanded to automobile dealers in the triangle between Dallas, Houston and Austin. Second Chance Auto Loans have been insured up to $25,000 per loan through Midland Risk Insurance Company which reinsures its exposure through Constitution Reinsurance Corporation of New York. Midland Risk and Constitution Reinsurance carry ratings of B and A+ respectively, by A.M. Best's, an insurance rating company. At September 30, 1996, Second Chance Auto Loans totalled $2.3 million.

         First Federal may elect in the future to make certain automobile loans to sub-prime borrowers without credit-default insurance, but with special loan loss reserves which First Federal believes to be adequate to protect against any future loan losses.

         Second Chance Auto Loans are underwritten according to credit-default insurance guidelines while other sales contracts are underwritten pursuant to First Federal's guidelines. Each sales contract is fully amortizing and provides for level payments over the term of the contract. The contracts are non-recourse to the originating dealer and are purchased, in First Federal's sole discretion, from the dealers on a case-by-case basis, after First Federal reviews the credit-worthiness of the borrower. On Second Chance Auto Loans, First Federal conducts an interview with the borrower prior to approving the loan for the purchase of the automobile.

         Second Chance Auto Loan contracts are reviewed by First Federal's automobile loan specialist and monthly reviews are conducted by an independent outside audit firm, representing the agent for the credit default insurance company. All monthly audits to date have reflected First Federal's substantial compliance with credit underwriting guidelines of the credit-default insurance company. Factors considered under both First Federal's and credit-default insurance guidelines include, among others, the durability and useful life of the vehicle being financed in conjunction with the term of the loan and the stability and creditworthiness of the buyer. Used vehicles are generally not financed longer than 60 months, to credit-worthy borrowers.

         Under both First Federal's and credit-default insurance guidelines the maximum amount financed may not exceed 120% of current wholesale value of the vehicle or dealer's cost (traditionally 100% of current retail value), although the primary focus is on the ability of the borrower to repay the loan rather than the value of underlying collateral. The amount financed by First Federal will generally be up to 120% of the current wholesale value or dealer cost, plus the cost of service and warranty contracts and premiums for physical damage, credit life and disability insurance obtained in connection with the vehicle or the financing (such amounts in addition to the sales price, collectively the "Additional Vehicle Costs"). Accordingly, the amount financed by First Federal under an installment contract generally does not, in the case of new vehicles, exceed the manufacturer's suggested retail price of the financed vehicle plus the Additional Vehicle Costs. In the case of used vehicles, the amount financed may be 120% of the current wholesale value, as assigned by one of the three standard reference sources for dealers of used cars and the Additional Vehicle Costs. First Federal will generally use the "NADA Official Used Car Guide" to obtain a value to assign to a used vehicle for underwriting purposes.

         All automobile dealers enter into a "Dealer Agreement" with First Federal. First Federal has two forms of Dealer Agreements which are substantially similar except that dealers selling loans pursuant to the "Second Chance" Program are not required to establish dealer reserves. Otherwise, the Dealer Agreement provides for a reserve account to be established consisting of a minimum balance to be maintained at First Federal. The reserve account is used by First Federal to protect against excess interest payments to the dealer due to loan prepayments, payoffs, or for repossession expenses plus any losses due to repossessions. Minimum reserve balances and the method of disbursement are outlined in each Dealer Agreement. If the reserve account falls below agreed upon levels, the dealer is required to increase the balance up to the agreed upon minimum amount. Dealers are also required to make an immediate deposit to cover any shortages under this type of Dealer Agreement. At September 30, 1996 First Federal had $2.9 million of automobile loans requiring dealer reserves.

         Consumer loans may entail greater risk than do residential mortgage loans, particularly in the case of consumer loans which are unsecured or secured by rapidly depreciable assets such as automobiles. First Federal makes a very limited amount of unsecured loans. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. The remaining deficiency may not warrant further substantial collection efforts against the borrower. In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans. Such loans may also give rise to claims and defenses by a consumer loan borrower against an assignee of such loan such as First Federal, and a borrower may be able to assert against such assignee claims and defenses which it has against the seller of the underlying collateral. Consumer loan delinquencies may often increase over time as the loans age. First Federal has attempted to mitigate this risk by implementing new, stricter credit underwriting standards. At September 30, 1996, approximately 1% of First Federal's consumer loans were nonperforming. Included in these new credit standards is emphasis on the proven cash flow of the borrower to pay such loan back. However, there can be no assurance that First Federal's consumer loan delinquencies and repossessions will not increase in the future.

CONSTRUCTION LENDING

         First Federal makes construction loans to individuals for the construction of their residences and to builders primarily for the construction of contracted-for (custom) residences and to a much lesser extent for residences that have not been pre-sold.

         Construction loans to individuals for their residences generally have terms of 9 months and are made on a non-amortizing (interest only, payable monthly), balloon basis, to be repaid from the permanent mortgage loan. First Federal's construction loans are generally made either as the initial stage of a combination loan (i.e., with a commitment from First Federal to provide permanent financing upon completion of the project) or with a takeout obligation (commitment to provide permanent financing) by a third party. Residential construction loans are generally underwritten pursuant to the same guidelines used for originating permanent residential loans. At September 30, 1996, First Federal had $4.0 million of residential construction loans to borrowers who have indicated to First Federal that they intend to live in the properties upon completion of construction.

         Construction loans are generally made up to a maximum loan-to-value ratio of 80% based on an independent appraisal and estimate of costs. Construction loans involve additional risk attributable to the fact that loan funds are advanced upon the security of the project under construction, which is more difficult to value prior to the completion of construction. Because of the uncertainties inherent in estimating construction costs and the market for the home upon completion, it is relatively difficult to evaluate the total loan funds required to complete a project, the related loan-to-value ratios, and the likelihood of ultimate success of the project. In evaluating a construction loan, First Federal considers the reputation of the borrower and the contractor, the amount of the borrower's equity (down payment) in the project, independent appraisal valuations and review of cost estimates, and, if applicable, pre-construction sale and market information. Progress payments during
construction   of  homes  are  generally  made  only  after   inspection  by  an
independent, licensed real estate inspector. Construction loans to borrowers other than owner occupants also involve many of the same risks discussed below regarding commercial real estate loans and tend to be more sensitive to general economic conditions than many other types of loans. First Federal generally discourages loans intended for the construction of speculative homes.

COMMERCIAL REAL ESTATE LENDING

         In order to enhance the yield of its assets, First Federal originated a limited amount of construction and permanent loans secured by commercial real estate. First Federal's permanent commercial real estate loan portfolio includes loans secured by churches, small office buildings, and other business properties. First Federal generally makes only commercial real estate loans secured by income producing property. At September 30, 1996, First Federal had one commercial real estate loan in excess of $250,000 which is secured by a first lien on a home that was converted to a shopping area. This loan had a balance of $300,000 at September 30, 1996 and is performing in accordance with its loan terms.

         The following table presents information as to the locations and types of properties securing First Federal's commercial real estate loans at September 30, 1996.

                                                 Number
                                                  of      Principal
                                                 Loans     Balance
                                                 -----     -------
                                              (Dollars in Thousands)
Bryan area:
  Churches.................................           6       $  389
  Land.....................................          19          365
  Multi-family residential.................           3          941
  Office buildings.........................          26        2,480
                                                -------      --------
  Total....................................          54       $4,175
                                                =======      ========

         Commercial real estate loans included in First Federal's portfolio have terms generally ranging from 3 to 5 year balloon and 20-25 year amortization schedules.

         First Federal generally will not originate or purchase a commercial real estate loan with a balance of greater than 80% of the appraised value of the underlying collateral. Land and developed building lot loans are individually negotiated and secured by properties located in First Federal's principal market area. First Federal requires that any such appraisal be performed by independent, professionally designated and qualified appraisers. Senior management of First Federal reviews all independent appraisals prior to funding any loan. In originating or purchasing any loan, First Federal considers the creditworthiness of the borrower and value of the underlying collateral, in addition to the level of experience of the contractor. Creditworthiness is determined by considering the character, experience, management ability and financial strength of the borrower, and the ability of the property securing the loan to generate adequate funds to cover both operating expenses and debt service.

         Commercial real estate lending affords First Federal an opportunity to receive interest at rates generally higher than those obtainable from residential lending. Commercial real estate lending, however, entails a higher level of risk than loans secured by one- to four-family residences. This greater risk is due to several factors, including the concentration of principal in a limited number of loans and borrowers, the effects of general economic conditions on income producing properties and the increased difficulty of evaluating and monitoring these types of loans. Furthermore, the repayment of loans secured by commercial real estate is typically dependent upon the successful operation of the related real estate project and thus may be subject to a greater extent to adverse conditions in the real estate market or the economy generally. If the cash flow from the pro ject is reduced (for example, if leases are not obtained or renewed), the borrower's ability to repay the loan may be impaired. For these reasons, First Federal limits the amount of commercial real estate loans held in its loan portfolio.

COMMERCIAL BUSINESS LENDING

         First Federal has historically engaged in a very limited level of commercial business lending. At September 30, 1996, First Federal had $595,000 in commercial business loans outstanding. As of the same date, First Federal's largest commercial business loan, $103,000 to an established homebuilder, was secured by a first lien on six developed residential real estate lots in a residential subdivision, and is current with interest monthly and principal reductions made based on lot sales in accordance with the loan terms.

         Unlike residential mortgage loans, which generally are made on the basis of the borrower's ability to make repayment from employment and other income and which are secured by real property, the value of which tends to be relatively easily ascertainable, business loans can be of higher risk and typically are made on the basis of the borrower's ability to make repayment from the cash flow of his business and to a lesser extent, the borrowers net worth and liquid assets. First Federal's commercial business loans are generally secured by business assets such as commercial real estate, and to a much lesser extent, accounts receivable, inventory and equipment. As a result, the availability of funds for the repayment of business loans may be substantially dependent on the success of the business itself. Further, the collateral securing the loans may depreciate over time, may be difficult to appraise and may fluctuate in value based on the success of the business and the economy generally. Partial guarantees (75% or more) by the Small Business Administration are generally required for commercial business loans primarily secured by accounts receivable, inventory and equipment.

LOAN DELINQUENCIES; NONPERFORMING ASSETS AND CLASSIFIED ASSETS

         When a borrower fails to make a required payment on a loan, First Federal attempts to cause the deficiency to be cured by contacting the borrower as soon as possible. In most cases, deficiencies are cured promptly. After a payment is 5 days past due, First Federal's collections department will contact the borrower by telephone and letter and continue that contact on a regular basis. After a payment is 60 days past due, First Federal may send the borrower a demand letter. When deemed appropriate by senior management, First Federal institutes action to foreclose on the property. If foreclosed on, real property is sold at a public sale and may be purchased by First Federal. A decision as to whether and when to initiate foreclosure proceedings is based on such factors as the amount of the outstanding loan in relation to the original indebtedness, the extent of delinquency and the borrower's ability and willingness to cooperate in curing delinquencies. First Federal has experienced minimum foreclosure and losses thereon, over the past three years.

         The following table sets forth information concerning delinquent mortgage and other loans at September 30, 1996 in dollar amounts and as a percentage of First Federal's total loan portfolio. The amounts presented represent the total remaining principal balances of the related loans, rather than the actual payment amounts which are overdue.

                                                     Loans Delinquent at September 30, 1996
                                          -------------------------------------------------------------
                                                                                                Total
                                                                              90 Days        Delinquent
                                          30-59 Days       60-89 Days        and Over           Loans
                                          ----------       ----------        --------           -----
                                                              (Dollars in Thousands)
Residential Real Estate:
  Number of loans.....................           29               4                1               34
  Amount..............................       $1,918            $197             $ 18           $2,133
  Percent of total loans..............         6.29%           0.65%            0.06%             7.0%

Commercial Real Estate:
  Number of loans.....................            2             ---              ---                2
  Amount..............................        $  55           $ ---           $  ---            $  55
  Percent of total loans..............         1.32%            ---%             ---%            1.32%

Consumer:
  Number of loans.....................           54               9                4               67
  Amount..............................         $605            $103             $130            $ 838
  Percent of total loans..............         4.85%           0.82%            1.04%            6.71%

Total:
  Number of loans.....................           85              13                5              103
  Amount..............................       $2,578            $300             $148           $3,026
  Percent of total loans..............         4.97%           0.58%            0.28%            5.83%

          The table below sets forth the amounts and categories of nonperforming assets in First Federal's loan portfolio. Loans are placed on non-accrual status when the collection of principal and/or interest become doubtful and in any event when payments thereon are more than 90 days past due. For all years presented, First Federal has had no troubled debt restructurings which involve forgiving a portion of interest or principal on any loans. Foreclosed assets may include assets acquired in settlement of loans.

                                                         September 30,
                                                -------------------------------
                                                1996         1995         1994
                                                ----         ----         ----
                                                (Dollars in Thousands)
Non-accruing loans:
  Residential...............................    $  18        $143       $  201
  Consumer..................................       38          32           46
                                                 ----         ----         ----
    Total...................................       56         175          247
                                                 ----         ----         ----
Accruing loans delinquent more than 90 days:
  Residential...............................      ---         ---           46
  Commercial Real Estate....................      ---         ---           10
  Consumer..................................      122           2          ---
                                                 ----         ----         ----
    Total...................................      122           2           56
                                                 ----         ----         ----
Foreclosed assets:
  Residential...............................      577         130          130
  Commercial real estate....................      ---         ---          ---
  Other Repossessed Assets (Vehicles).......      108          76           57
                                                 ----         ----         ----
    Total...................................      685         206          187
                                                 ----         ----         ----
Total nonperforming assets..................    $ 863       $ 383       $  490
                                                 ====         ====         ====
Total as a percentage of
  total assets at end of period.............    1.50%       0.62%        0.87%
                                                 ====         ====         ====

         For the most part, nonperforming assets at September 30, 1996 consisted of residential homes located in First Federal's principal market area.

         As of September 30, 1996, there were no concentrations of loans in any types of industry which exceed 10% of First Federal's total loans, that are not included as a loan category in the table above.

         At September 30, 1996 non-accruing loans totaled $56,000. Interest income recognized and foregone relative to these loans approximated $4,000 and $1,000, respectively, for the year ended September 30, 1996.

         Other Loans of Concern. As of September 30, 1996 there was an aggregate of $400,000 of loans including non-accruing loans with respect to which known information about the possible credit problems of the borrowers or the cash flows of the security properties have caused management to have some doubts as to the ability of the borrowers to comply with present loan repayment terms and which may result in the future inclusion of such items in the nonperforming assets categories.

         Loans being monitored include three one- to four-family loans totaling $128,000, and 29 consumer loans totaling $272,000 at September 30, 1996. See " -- Consumer Lending."

         Classified Assets. Federal regulations require that each insured institution classify its own assets on a regular basis. In addition, in connection with examinations of insured institutions, the Principal Regulatory Agency has authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. "Substandard" assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. "Doubtful" assets have the weaknesses of substandard assets, with the additional characteristics that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified "Loss" is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. Assets classified as substandard or doubtful require the institution to establish general allowances (reserves) for loan losses. If an asset or portion thereof is classified as Loss, the institution must either establish specific allowances, (reserves) for loan losses in the amount of 100% of the portion of the asset classified loss, or charge off such amount. General loss allowances established to cover possible losses related to assets classified substandard or doubtful may be included in determining the institution's regulatory capital under the risk-based capital standard, while specific loss allowances do not qualify as regulatory capital. If an institution does not agree with an examiner's classification of an asset, it may appeal this determination to the District Director. Generally, all assets of First Federal which have been classified are included in the discussion below of nonperforming assets and assets for which repayment by the borrower may be in doubt.

         In connection with the filing of its periodic reports with the Principal Regulatory Agency and in accordance with its classification of assets policy, First Federal regularly reviews the problem loans in its portfolio to determine whether any loans require classification in accordance with applicable regulations. Classified assets, as described above, of First Federal at September 30, 1996 were as follows:

                                                 (In Thousands)
      Substandard..........................           $1,086
      Doubtful.............................              ---
      Loss.................................              ---
                                                      ------
                                                      $1,086
                                                      ======

ALLOWANCE FOR LOSSES ON LOANS

         Management's policy is to establish allowances for loan losses based on historical data, economic trends and projections, an assessment of the borrower's overall financial condition, the type and value of any collateral securing such loans and other relevant factors so as to attempt to cover any potential losses known to management. Management's policy is to establish allowances for losses on real estate owned sufficient to value such real estate at the lower of cost or estimated net realizable value based on current, independent appraisals when it determines that losses are expected to be incurred on the underlying properties. While management believes that it uses the best information available to make such determinations, future adjustments could be necessary and net income could be affected if circumstances differ substantially from the assumptions used in making the initial determination.

         The following table sets forth an analysis of First Federal's allowance for loan losses.


                                                    Year Ended September 30,
                                                 ------------------------------
                                                  1996        1995       1994
                                                  ----        ----       ----
                                                     (Dollars in Thousands)

Balance at beginning of period............        $ 317       $ 313      $ 339
Charge-offs...............................          (23)        (27)       (39)
Recoveries................................            5           4        414

Provisions for losses on loans............          (52)         27       (401)
                                                  -----        ----      -----
Balance at end of period..................        $ 247       $ 317      $ 313
                                                  =====        ====      =====
Ratio of net charge-offs during the
period to average loans outstanding
   during the period......................          .04%        .05%      (.87)%
                                                  =====        ====      =====

         The allocation of the allowance for losses on loans at the dates indicated is summarized as follows:

                                                                September 30,
                            ----------------------------------------------------------------------------------------------
                                     1996                           1995                           1994
                            ---------------------------     -----------------------------  -------------------------------
                                      Percent of Loans                Percent of Loans               Percent of Loans
                                      in Each Category                in Each Category               in Each Category
                             Amount    to Total Loans       Amount    to Total Loans       Amount    to Total Loans
                             ------    --------------       ------    --------------       ------    --------------
                                           (Dollars in Thousands)
Real Estate.............       $120         75.95%          $223          80.72%           $ 191          81.82%
Other...................        127         24.05             94          19.28              122          18.18
                               ----        ------           ----         ------            -----         ------
   Total................       $247        100.00%          $317         100.00%           $ 313         100.00%
                               ====        ======           ====         ======            =====         ======


         For information on First Federal's allowance for losses on real estate owned, See Note 5 of the Notes to Financial Statements in the Annual Report to Stockholders filed as Exhibit 13 hereto.

INVESTMENT ACTIVITIES

         First Federal's assets, other than loans and some mortgage-backed securities receivable, are invested primarily in interest-bearing deposits with banks, other thrift institutions and the FHLB of Dallas, United States government and agency securities and FHLB stock. First Federal is required by federal regulations to maintain a minimum amount of liquid assets that may be invested in specified securities and is also permitted to make certain other security investments. First Federal maintains liquidity in excess of regulatory requirements. Cash flow projections are regularly reviewed and updated to assure that adequate liquidity is provided. As of September 30, 1996, First Federal's liquidity ratio (liquid assets as a percentage of net withdrawable savings and current borrowings) was 8.27% as compared to the regulatory requirement of 5%. At September 30, 1996, First Federal had no borrowings from the FHLB; however, First Federal had the ability, if needed, to borrow up to $20.3 million from the FHLB of Dallas for liquidity purposes.

         The following table sets forth the composition of First Federal's securities portfolio at the dates indicated.

                                                                                 At September 30,
                                                           -------------------------------------------------------------------
                                                                  1996                    1995                    1994
                                                           ------------------     ------------------       -------------------
                                                           Book        Market      Book       Market       Book        Market
                                                           Value       Value       Value      Value        Value       Value
                                                           -----       -----       -----      -----        -----       -----

                                                                                          (Dollars in Thousands)
Interest-bearing deposits with FHLB..................       $1,145      $1,145      $5,666     $5,666      $4,940      $4,940

Federal agency obligations...........................        1,000       1,000       1,000        988       1,000         949

FHLB stock...........................................          845         845         796        796         748         748
                                                            ------      ------      ------     ------      ------      ------
     Total liquid assets, securities and FHLB stock.        $2,990      $2,990      $7,462     $7,450      $6,688      $6,637
                                                            ======      ======      ======     ======      ======      ======

Average remaining life or term to repricing..........          ---                0.13 years                 0.30 years

SOURCES OF FUNDS

         General. Deposit accounts have traditionally been the principal source of First Federal's funds for use in lending and for other general business purposes. In addition to deposits, First Federal derives funds from loan repayments and cash flows generated from operations. Scheduled loan payments are a relatively stable source of funds, while deposit inflows and outflows and the related cost of such funds have varied. Borrowings may be used on a short-term basis to compensate for seasonal reductions in deposits or deposit inflows at less than projected levels and may be used on a longer term basis to support expanded lending activities in order to minimize excess cash in hand over and above liquidity requirements.

         Deposits. First Federal attracts both short-term and long-term deposits from its primary market area and has not actively sought deposits outside of this area. First Federal offers regular passbook accounts, NOW accounts, commercial and personal checking accounts (including its new "Golden Eagle" checking designed for persons of age 50 or more, and its new "30 Something" checking designed for persons between 30 and 49 years of age), money market deposit accounts, fixed interest rate certificates of deposits with varying maturities, and negotiated rate $95,000 or above jumbo certificates of deposit ("Jumbo CDs"). At September 30, 1996, First Federal had $2.6 million in "Golden Eagle" accounts and $50,000 in its brand new "30 Something" accounts.

         Deposit account terms vary, according to the minimum balance required, the time period the funds must remain on deposit and the interest rate, among other factors. First Federal regularly evaluates the internal cost of funds, surveys rates offered by competing institutions, reviews its cash flow requirements for lending and liquidity and makes rate changes when deemed appropriate. In order to decrease the volatility of its deposits, First Federal imposes penalties up to 30 days of interest for certificates maturing one year or less and 90 days for certificates over one year on early withdrawal on its certificates of deposit. First Federal has become more susceptible to short-term fluctuations in deposit flows, as customers have become more interest rate conscious. In addition, First Federal has not been willing to pay higher rates to retain deposits that may not be profitably deployed. First Federal does not have any brokered deposits and has no present intention to accept or solicit such deposits.

         In 1994 First Federal attempted to increase its passbook accounts through a marketing campaign emphasizing the community involvement of First Federal with all segments of the population in its trade area. Among the measures which have been undertaken in connection with this marketing campaign are an increase in the proportion of First Federal's employees that speak Spanish, advertising in Spanish language publications, direct contact with local Hispanic community organizations and the opening of a new office at a later date in an area with a significant Hispanic influence. After its conversion to bank-type data processing in the spring of

1995, First Federal has increased its checking or transaction accounts through an aggressive marketing campaign aimed at, among others, local college students and faculty, with the new branch in College Station, Texas, (immediately south of Bryan) opened in the first half of 1994. Recently, it acquired a site for a new full-service branch located at a key intersection in northern Bryan. This immediate area presently has no nearby banking facility servicing its financial needs.

         The following table sets forth the deposit flows at First Federal during the periods indicated. Net increase (decrease) refers to the amount of deposits during a period less the amount of withdrawals during the period. In order to reduce excess cash on hand, First Federal implemented a planned reduction in higher cost deposits from 1995 to 1996.


                                                Year Ended September 30,
                                          -------------------------------------
                                           1996           1995         1994
                                           ----           ----         ----
                                                (Dollars in Thousands)

Opening balance......................      $54,939       $50,846      $47,312
Net deposits (withdrawals)...........      (4,916)         2,592        1,833
Interest credited....................        1,654         1,501        1,701
                                           -------      --------      -------
Ending balance.......................      $51,677       $54,939      $50,846
                                          ========      ========      =======
Net increase (decrease)..............     $(3,262)       $ 4,093      $ 3,534
                                          ========      ========      =======

Percent increase (decrease)..........      (5.94)%         8.05%        7.47%
                                          ========      ========      =======

         The following table sets forth the dollar amount of savings deposits, by interest rate range, in the various types of deposit programs offered by First Federal at the dates indicated.

                                                                     At September 30,
                                        ----------------------------------------------------------------------
                                                   1996                   1995                    1994
                                         ---------------------   -------------------    -------------------
                                                    Percent                Percent                 Percent
                                         Amount    of Total      Amount    of Total      Amount    of Total
                                         ------    --------      ------    ----------    ------    --------
                                                                  (Dollars in Thousands)

Certificate accounts:
 0.00 - 2.99 .........................  $    --          ---%    $    --       ---%      $    59       0.1%
 3.00 - 4.99 .........................   16,448         31.8      12,854      23.4        28,689      56.4
 5.00 - 6.99 .........................   17,505         33.9      23,371      42.5         5,943      11.7
 7.00 - 8.99 .........................      933          1.8         921       1.7            --        --
 9.00 - 9.99 .........................       --           --          --        --            --        --
                                        -------        -----     -------     -----       -------     -----

Total Certificate Accounts ...........   34,886         67.5      37,146      67.6        34,691      68.2

Other Accounts:

Passbook accounts ....................    4,177          8.1       5,014       9.1         5,039       9.9
NOW and Other Demand Deposit .........    5,387         10.4       4,117       7.5         3,510       6.9
Accounts
Money market accounts ................    4,653          9.0       5,650      10.3         5,486      10.8
Commercial checking accounts .........    1,185          2.3       1,295       2.4         1,660       3.3
Other noninterest-bearing accounts ...    1,389          2.7       1,717       3.1           460       0.9
                                        -------        -----     -------     -----       -------     -----
Total other accounts .................   16,791         32.5      17,793      32.4        16,155      31.8
                                        -------        -----     -------     -----       -------     -----
Total deposits .......................  $51,677        100.0%    $54,939     100.0%      $50,846     100.0%
                                        =======        =====     =======     =====       =======     =====

         At September 30, scheduled maturities of certificates of deposit are as follows



                                                          1999 and
                                     1997         1998    thereafter       Total
                                     ----         ----    ----------       -----
                                               (In Thousands)

3% to 4.99%...............        $14,882      $ 1,322      $  244      $16,448
5% to 6.99%...............          9,972        4,488       3,045       17,505
7% to 9.99%...............            ---          ---         933          933
                                  -------      -------      ------      --------
     Total................        $24,854      $ 5,810      $4,222      $34,886
                                  =======      =======      ======      ========


         The  following   table   indicates   the  amount  of  First   Federal's
certificates of deposit by time remaining until maturity as of September 30, 1996.

                                                                            Maturity
                                                     --------------------------------------------------
                                                     3 Months        3 to 6      6 to 12       Over 12
                                                      or Less        Months      Months         Months        Total
                                                      -------        ------      ------         ------        -----
                                                                               (In Thousands)
Certificates of deposit less than $100,000.......... $6,355         $7,028      $8,564         $  8,679     $30,626
Certificates of deposit of $100,000 or more.........  1,003          1,104         800            1,353       4,260
                                                     ------         ------      ------         --------     -------
Total............................................... $7,358         $8,132      $9,364         $ 10,032     $34,886
                                                     ======         ======      ======         ========     =======


BORROWINGS

         First Federal's borrowings primarily have been advances from the FHLB of Dallas. As a member of the FHLB of Dallas, First Federal is required to own capital stock in the FHLB of Dallas and is authorized to apply for advances from the FHLB of Dallas. Each FHLB credit program has its own interest rate, which may be fixed or variable, and range of maturities. The FHLB of Dallas may prescribe the acceptable uses to which these advances may be put, as well as limitations on the size of the advances and repayment provisions. Federal law requires that all long-term FHLB advances be for the purpose of financing residential housing and members must meet community lending standards in order to have continued access to long-term FHLB advances. First Federal does not expect that these limitations will have a significant impact on its access to FHLB advances.

         The following table sets forth the maximum month-end balance and average balance of FHLB advances and other borrowings during the periods indicated.



                                                Year Ended September 30,
                                           ---------------------------------
                                             1996        1995         1994
                                             ----        ----         ----
                                                     (In Thousands)

Maximum Balance:
FHLB advances............................  $1,088       $1,088       $2,004

Average Balance:
FHLB advances............................  $   89       $2,085       $  679

         The following table sets forth certain information as to First Federal's FHLB advances and other borrowings at the dates indicated.


                                                    September 30,
                                           ----------------------------------
                                             1996        1995        1994
                                             ----        ----        ----
                                                  (Dollars in Thousands)

FHLB advances............................  $   ---      $1,088      $ ---
Other borrowings.........................      ---         ---        ---
Total borrowings.........................  $   ---      $1,008      $ ---
                                           =======      ======      ======
Weighted average interest rate of
FHLB advances............................      ---%      7.10%        ---%

Weighted average interest rate of
other borrowings.........................      ---        N/A        N/A

SERVICE CORPORATION

         Federally chartered institutions are permitted to invest in the capital stock, obligations, or other specified types of securities of subsidiaries (referred to as "service corporations") and to make loans to such subsidiaries, and joint ventures in which such subsidiaries are participants, in an aggregate amount not exceeding 2% of an institution's assets, plus an additional 1% of assets if the amount over 2% is used for specified community or inner city development purposes. In addition, federal regulations permit institutions to make specified loans to such subsidiaries under its general lending authority. In addition, such institutions are authorized to invest unlimited amounts in subsidiaries that are engaged solely in activities in which the parent institution may engage.

         First Federal's service corporation, First Service Corporation of Bryan, is currently inactive. At September 30, 1996, First Federal had a total investment of $13,000 in its service corporation. See "Regulation - Federal Regulation of Thrift Institutions."

COMPETITION

         First Federal faces strong competition both in originating loans and in attracting deposits. Competition in originating loans comes primarily from other thrift institutions, commercial banks and mortgage companies who also make loans located in First Federal's primary market area. First Federal competes for loans principally on the basis of the interest rates and loan fees it charges, the types of loans it originates and the quality of service it provides to borrowers.

         First Federal faces substantial competition in attracting deposits from other thrift institutions, commercial banks, money market and mutual funds, credit unions and other investment vehicles. The ability of First Federal to attract and retain deposits depends on its ability to provide an investment opportunity that satisfies the requirements of investors as to rate of return, liquidity, risk and other factors. First Federal competes for these deposits by offering a variety of deposit accounts at competitive rates and convenient business hours.

         New, innovative checking accounts have been recently introduced by First Federal. These accounts are targeted to those individuals age 50 or over ("Golden Eagle Account") and age 30 to 49 ("30 Something Account"), both of which include special benefits and planned trips.

         First Federal considers its primary market for deposits and lending activities to be the Bryan-College Station area (Brazos County), and the surrounding counties of Burleson, Grimes, Leon, Madison, Robertson and Washington county, Texas. This area may be characterized principally as a college community centered around Texas A&M University; however, during 1995 and 1996 additional private businesses have located in the area. A significant portion of the region's deposit base is comprised of depositors associated with Texas A&M University. At September 30, 1996 there was one thrift institution, one state savings bank and seven commercial banks with offices in Bryan-College Station, Texas, where First Federal's principal offices and full-service branch are located.

EMPLOYEES

         At September 30, 1996, First Federal had a total of 50 employees, including 12 part-time employees. First Federal's employees are not represented by any collective bargaining group. Management considers its employee relations to be good.

DESCRIPTION OF PROPERTY OWNED

         First Federal owns the building and land for its main office at 2900 Texas Avenue, Bryan, Texas, which was built in 1956 and acquired by First Federal in 1978. This office now has 8,700 square feet and is situated on almost an acre of land with over 200 feet of frontage situated on the principal thoroughfare in Bryan- College Station. The net depreciated net book value of this office and land (with recent parking lot improvements) was $325,000 at September 30, 1996. An expansion of 800 square feet was added in 1995, and additional drive-in facilities were added in 1994.

         First Federal also opened and owns a branch office at 2202 Longmire in College Station in March of 1994. This office has approximately 2320 square feet and is situated on almost two acres of land. The book value of this office and land was $316,000 at September 30, 1996.

         Management's present intentions are to develop a branch in northern Bryan to better serve the Hispanic and minority community, low income population and other residents in this part of the community not presently served with a nearby banking facility, and has recently acquired a site at a key intersection in northern Bryan. Management believes its current check clearing capability can service these additional accounts.

         First Federal maintains a database of depositor and borrower customer information. The net book value of the data processing and computer equipment and software utilized by First Federal at September 30, 1996 was $71,000.

LEGAL PROCEEDINGS

         First Federal is, from time to time, a party to certain lawsuits arising in the ordinary course of its business. First Federal believes that none of these lawsuits would, if adversely determined, have a material adverse effect on its financial condition.




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                                   REGULATION


GENERAL

         First Federal is a federally chartered thrift institution, the deposits of which are federally insured and backed by the full faith and credit of the United States Government. Accordingly, First Federal is subject to broad federal regulation and oversight extending to all its operations. First Federal is a member of the FHLB of Dallas and is subject to certain limited regulation by the Board of Governors of the Federal Reserve System ("Federal Reserve Board"). As the thrift institution holding company of First Federal, the Holding Company also will be subjected to federal regulation and oversight. The purpose of the regulation of the Holding Company and other holding companies is to protect subsidiary thrift institutions. First Federal is a member of the Savings Association Insurance Fund ("SAIF") and the deposits of First Federal are insured by the FDIC. As a result, the FDIC has certain regulatory and examination authority over First Federal.

         Certain of these regulatory requirements and restrictions are discussed below or elsewhere in this document.

FEDERAL REGULATION OF THRIFT INSTITUTIONS

         The OTS has extensive authority over the operations of thrift institutions. As part of this authority, First Federal is required to file periodic reports with the OTS and is subject to periodic examination by the OTS and the FDIC. The last regular OTS examination of First Federal was as of June 17, 1996. Under agency scheduling guidelines, it is likely that another examination will be initiated within 18 months of the last exam. When these examinations are conducted by the OTS and the FDIC, the examiners may require First Federal to provide for higher general or specific loan loss reserves. All thrift institutions are subject to a semi-annual assessment, based upon the thrift institution's total assets, to fund the operations of the OTS. First Federal's OTS assessment for the expense of examinations for the fiscal year ended September 30, 1996, was $20,876.

         The OTS also has extensive enforcement authority over all thrift institutions and their holding companies, including First Federal and the Holding Company. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease-and-desist or removal orders and to initiate injunctive actions. In general, these enforcement actions may be initiated for violations of laws and regulations and unsafe or unsound practices. Other actions or inactions may provide the basis for enforcement action, including misleading or untimely reports filed with the OTS. Except under certain circumstances, public disclosure of final enforcement actions by the OTS is required.

         In addition, the investment, lending and branching authority of First Federal is prescribed by federal laws and it is prohibited from engaging in any activities not permitted by such laws. For instance, no thrift institution may invest in non-investment grade corporate debt securities. In addition, the permissible level of investment by federal associations in loans secured by non-residential real property may not exceed 400% of total capital, except with approval of the OTS. Federal thrift institutions are also generally authorized to branch nationwide. First Federal is in compliance with the noted restrictions.

         First Federal's general permissible lending limit for loans-to-one-borrower is equal to the greater of $500,000 or 15% of unimpaired capital and surplus (except for loans fully secured by certain readily marketable collateral, in which case this limit is increased to 25% of unimpaired capital and surplus). At September 30, 1996, First Federal's legal lending limit under this restriction was $647,000. First Federal is in compliance with the loans-to-one-borrower limitation.

         The OTS, as well as the other federal banking agencies, has adopted guidelines establishing safety and soundness standards on such matters as loan underwriting and documentation, internal controls and audit systems, interest rate risk exposure and compensation and other employee benefits. Any institution which fails to comply with these standards must submit a compliance plan. A failure to submit a plan or to comply with an

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approved plan will subject the institution to further enforcement action.  First
Federal has adopted these OTS guidelines.

INSURANCE OF ACCOUNTS AND REGULATION BY THE FDIC

         First Federal is a member of the SAIF, which is administered by the FDIC. Deposits are insured up to applicable limits by the FDIC and such insurance is backed by the full faith and credit of the United States Government. As insurer, the FDIC imposes deposit insurance premiums and is authorized to conduct examinations of and to require reporting by FDIC-insured institutions. It also may prohibit any FDIC-insured institution from engaging in any activity the FDIC determines by regulation or order to pose a serious risk to the FDIC. The FDIC also has the authority to initiate enforcement actions against thrift institutions, after giving the OTS an opportunity to take such action, and may terminate the deposit insurance if it determines that the institution has engaged in unsafe or unsound practices or is in an unsafe or unsound condition.

         The FDIC's deposit insurance premiums are assessed through a risk-based system under which all insured depository institutions are placed into one of nine categories and assessed insurance premiums based upon their level of capital and supervisory evaluation. Under the system, institutions classified as well capitalized (i.e., a core capital ratio of at least 5%, a ratio of Tier 1 or core capital to risk-weighted assets ("Tier 1 risk-based capital") of at least 6% and a risk-based capital ratio of at least 8%) and considered healthy pay the lowest premium while institutions that are less than adequately capitalized (i.e., core or Tier 1 risk- based capital ratios of less than 4% or a risk-based capital ratio of less than 8%) and considered of substantial supervisory concern pay the highest premium. Risk classification of all insured institutions will be made by the FDIC for each semi-annual assessment period.

         First Federal was a "well-capitalized" institution as of September 30, 1996.

         The FDIC is authorized to increase assessment rates, on a semiannual basis, if it determines that the reserve ratio of the SAIF will be less than the designated reserve ratio of 1.25% of SAIF insured deposits. In setting these increased assessments, the FDIC must seek to restore the reserve ratio to that designated reserve level, or such higher reserve ratio as established by the FDIC. The FDIC may also impose special assessments on SAIF members to repay amounts borrowed from the United States Treasury or for any other reason deemed necessary by the FDIC.

           For the first six months of 1995, the assessment schedule for BIF members and SAIF members ranged from .23% to .31% of deposits. As is the case with the SAIF, the FDIC is authorized to adjust the insurance premium rates for banks that are insured by the BIF of the FDIC in order to maintain the reserve ratio of the BIF at 1.25% of BIF insured deposits. As a result of the BIF reaching its statutory reserve ratio the FDIC revised the premium schedule for BIF insured institutions to provide a range of .04% to .31% of deposits. The revisions became effective in the third quarter of 1995. In addition, the BIF rates were further revised, effective January 1996, to provide a range of 0% to
 .27%. The SAIF rates, however, were not adjusted. At the time the FDIC revised the BIF premium schedule, it noted that, absent legislative action (as discussed below), the SAIF would not attain its designated reserve ratio until the year 2002. As a result, SAIF insured members would continue to be generally subject to higher deposit insurance premiums than BIF insured institutions until, all things being equal, the SAIF attained its required reserve ratio.

         In order to eliminate this disparity and any competitive disadvantage between BIF and SAIF member institutions with respect to deposit insurance premiums, legislation to recapitalize the SAIF was enacted in September 1996. The legislation required a one-time assessment to be imposed on all deposits assessed at the SAIF rates, as of March 31, 1995, in order to recapitalize the SAIF. It also provided for the merger of the BIF and the SAIF on January 1, 1999 if no thrift institutions then exist. The special assessment rate was established at .657% of deposits by the FDIC and the resulting assessment of $333,000 ($220,000 net of tax effect) accrued by First Federal as of September 30, 1996 and paid by First Federal in November, 1996. This special assessment significantly increased noninterest expense and adversely affected First Federal's results of operations for the year ended September 30, 1996. As a result of the special assessment, as of January 1, 1997, First Federal's deposit insurance premiums were reduced to .065% based upon its current risk

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classification  and the new assessment  schedule for SAIF insured  institutions.
These premiums are subject to change in future periods.

         Prior to the enactment of the legislation, a portion of the SAIF assessment imposed on thrift institutions was used to repay obligations issued by a federally chartered corporation to provide financing ("FICO") for resolving the thrift crisis in the 1980s. Although the FDIC has proposed that the SAIF assessment be equalized with the BIF assessment schedule, effective October 1, 1996, SAIF-insured institutions will continue to be subject to a FICO assessment as a result of this continuing obligation. Although the legislation also now requires assessments to be made on BIF-assessable deposits for this purpose, effective January 1, 1997, that assessment will be limited to 20% of the rate imposed on SAIF assessable deposits until the earlier of December 31, 1999 or when no thrift institution continues to exist, thereby imposing a greater burden on SAIF member institutions such as First Federal. Thereafter, however, assessments on BIF-member institutions will be made on the same basis as SAIF-member institutions. The rates established by the FDIC to implement this requirement for all FDIC-insured institutions is 6.5 basis points assessment on SAIF deposits and 1.3 basis points on BIF deposits until BIF insured institutions participate fully in the assessment. At such time the assessment is anticipated to be about 2.4 basis points for all FDIC-insured institutions. The rates may be revised in future periods due to changes in the BIF and SAIF assessment base.

REGULATORY CAPITAL REQUIREMENTS

         Federally insured thrift institutions, such as First Federal, are required to maintain a minimum level of regulatory capital. The OTS has established capital standards, including a tangible capital requirement, a leverage ratio (or core capital) requirement and a risk-based capital requirement applicable to such thrift institutions. These capital requirements must be generally as stringent as the comparable capital requirements for national banks. The OTS is also authorized to impose capital requirements in excess of these standards on individual associations on a case-by-case basis.

         The capital regulations require tangible capital of at least 1.5% of adjusted total assets (as defined by regulation). Tangible capital generally includes common stockholders' equity and retained income, and certain noncumulative perpetual preferred stock and related income. In addition, all intangible assets, other than a limited amount of purchased mortgage servicing rights, must be deducted from tangible capital for calculating compliance with the requirement.

         The OTS regulations establish special capitalization requirements for thrift institutions that own subsidiaries. In determining compliance with the capital requirements, all subsidiaries engaged solely in activities permissible for national banks or engaged in certain other activities solely as agent for its customers are "includable" subsidiaries that are consolidated for capital purposes in proportion to the association's level of ownership. For excludable subsidiaries the debt and equity investments in such subsidiaries are deducted from assets and capital. First Federal was not subject to any such deduction at September 30, 1996.

         At September 30, 1996, First Federal had tangible capital of $4.3 million, or 7.5% of adjusted total assets, which is approximately $3.4 million above the minimum requirement of 1.5% of adjusted total assets in effect on that date.

         The capital standards also require core capital equal to at least 3% of adjusted total assets. Core capital generally consists of tangible capital plus certain intangible assets, including a limited amount of purchased credit card relationships. As a result of the prompt corrective action provisions discussed below, however, a thrift institution must maintain a core capital ratio of at least 4% to be considered adequately capitalized unless its supervisory condition is such to allow it to maintain a 3% ratio. At September 30, 1996, First Federal had no intangibles which were subject to these tests.

         At September 30, 1996, First Federal had core capital equal to $4.3 million, or 7.5% of adjusted total assets, which is $2.6 million above the minimum leverage ratio requirement of 3% as in effect on that date.


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          The OTS risk-based  requirement  requires thrift  institutions to have total capital of at least 8% of risk- weighted assets. Total capital consists of core capital, as defined above, and supplementary capital. Supplementary capital consists of certain permanent and maturing capital instruments that do not qualify as core capital and general valuation loan and lease loss allowances up to a maximum of 1.25% of risk-weighted assets. Supplementary capital may be used to satisfy the risk-based requirement only to the extent of core capital. The OTS is also authorized to require a thrift institution to maintain an additional amount of total capital to account for concentration of credit risk and the risk of non-traditional activities. At September 30, 1996 First Federal had no capital instruments that qualify as supplementary capital and $247,000 of general loss reserves, which was less than 1.25% of risk-weighted assets.

         Certain exclusions from capital and assets are required to be made for the purpose of calculating total capital. Such exclusions consist of equity investments (as defined by regulation) and that portion of land loans and nonresidential construction loans in excess of an 80% loan-to-value ratio and reciprocal holdings of qualifying capital instruments. First Federal had no such exclusions from capital and assets at September 30, 1996.

         In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet items, will be multiplied by a risk weight, ranging from 0% to 100%, based on the risk inherent in the type of asset. For example, the OTS has assigned a risk weight of 50% for prudently underwritten permanent one- to four-family first lien mortgage loans not more than 90 days delinquent and having a loan to value ratio of not more than 80% at origination unless insured to such ratio by an insurer approved by the FNMA or FHLMC.

         OTS regulations also require that every thrift institution with more than normal interest rate risk exposure to deduct from its total capital, for purposes of determining compliance with such requirement, an amount equal to 50% of its interest-rate risk exposure multiplied by the present value of its assets. This exposure is a measure of the potential decline in the net portfolio value of a thrift institution, greater than 2% of the present value of its assets, based upon a hypothetical 200 basis point increase or decrease in interest rates (whichever results in a greater decline). Net portfolio value is the present value of expected cash flows from assets, liabilities and off-balance sheet contracts. The rule will not become effective until the OTS evaluates the process by which thrift institutions may appeal an interest rate risk deduction determination. It is uncertain as to when this evaluation may be completed. Any thrift institution with less than $300 million in assets and a total capital ratio in excess of 12% is exempt from this requirement unless the OTS determines otherwise.

         On September 30, 1996, First Federal had total capital of $4.6 million and risk-weighted assets of $43.7 million, or total capital of 10.6% of risk-weighted assets. This amount was $1.2 million above the 8% requirement in effect on that date.

         The OTS and the FDIC are authorized and, under certain circumstances required, to take certain actions against thrift institutions that fail to meet their capital requirements. The OTS is generally required to take action to restrict the activities of an "undercapitalized association" (generally defined to be one with less than either a 4% core capital ratio, a 4% Tier 1 risked-based capital ratio or an 8% risk-based capital ratio). Any such association must submit a capital restoration plan and until such plan is approved by the OTS may not increase its assets, acquire another institution, establish a branch or engage in any new activities, and generally may not make capital distributions. The OTS is authorized to impose the additional restrictions that are applicable to significantly undercapitalized associations.

          As a condition to the approval of the capital restoration plan, any company controlling an undercapitalized association must agree that it will enter into a limited capital maintenance guarantee with respect to the institution's achievement of its capital requirements.

         Any thrift institution that fails to comply with its capital plan or is "significantly undercapitalized" (i.e., Tier 1 risk-based or core capital ratios of less than 3% or a risk-based capital ratio of less than 6%) must be made subject to one or more of additional specified actions and operating restrictions which may cover all aspects of its operations and include a forced merger or acquisition of the association. An association that becomes "critically undercapitalized" (i.e., a tangible capital ratio of 2% or less) is subject to further mandatory

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restrictions on its activities in addition to those  applicable to significantly undercapitalized associations. In addition, the OTS must appoint a receiver (or conservator with the concurrence of the FDIC) for a thrift institution, with
certain  limited  exceptions,   within  90  days  after  it  becomes  critically
undercapitalized.

         At September 30, 1996, First Federal fell within the regulatory definition of "well capitalized".

         Any undercapitalized association is also subject to the general enforcement authority of the OTS and the FDIC, including the appointment of a conservator or a receiver.

         The OTS is also generally authorized to reclassify an association into a lower capital category and impose the restrictions applicable to such category if the institution is engaged in unsafe or unsound practices or is in an unsafe or unsound condition.

         The imposition by the OTS or the FDIC of any of these measures on First Federal or the Holding Company may have a substantial adverse effect on the Holding Company's operations and profitability and the value of the Holding Company Common Stock. As stated above, at September 30, 1996, First Federal was "well-capitalized".

LIMITATIONS ON DIVIDENDS AND OTHER CAPITAL DISTRIBUTIONS

         OTS regulations impose various restrictions or requirements on associations with respect to their ability to make distributions of capital, which include dividends, stock redemptions or repurchases, cash-out mergers and other transactions charged to the capital account. OTS regulations also prohibit an association from declaring or paying any dividends or from repurchasing any of its stock if, as a result, the regulatory capital of the association would be reduced below the amount required to be maintained for the liquidation account established in connection with its mutual to stock conversion.

         Generally thrift institutions, such as First Federal, that before and after the proposed distribution meet their capital requirements, may make capital distributions during any calendar year equal to the greater of 100% of net income for the year-to-date plus 50% of the amount by which the lesser of the association's tangible, core or risk-based capital exceeds its capital requirement for such capital component, as measured at the beginning of the calendar year, or 75% of its net income for the most recent four quarter period. However, an association deemed to be in need of more than normal supervision by the OTS may have its dividend authority restricted by the OTS. First Federal has not been so notified and therefore may pay dividends in accordance with this general authority.

         Thrift institutions proposing to make any capital distribution need only submit written notice to the OTS 30 days prior to such distribution. Thrift institutions that do not, or would not meet their current minimum capital requirements following a proposed capital distribution, however, must obtain OTS approval prior to making such distribution. The OTS may object to the distribution during that 30-day notice period based on safety and soundness concerns. See " -- Regulatory Capital Requirements."

         The OTS has proposed regulations that would revise the current capital distribution restrictions. Under the proposal a thrift institution may make a capital distribution restrictions. Under the proposal a thrift institution may make a capital distribution without notice to the OTS provided that it has a CAMEL 1 or 2 rating, is not of supervisory concern, and would remain adequately capitalized (as defined in the OTS prompt corrective action regulations) following the proposed distribution. Thrift institutions that would remain adequately capitalized following the proposed distribution but do not meet the other noted requirements must notify the OTS 30 days prior to declaring a capital distribution. The OTS stated it will generally regard as permissible that amount of capital distributions that do not exceed 50% of the institution's excess regulatory capital plus net income to date during the calendar year. A thrift institution may not make a capital distribution without prior approval of the OTS and the FDIC if it is under capitalized before, or as a result of, such a distribution. As under the current rule, the OTS may object to a capital distribution if it would constitute an unsafe or unsound practice. No absolute assurance may be given as to whether or in what form the regulations may be adopted.

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         First Federal is not aware at this time of any restriction on dividends that could be imposed upon it by the OTS or the FDIC.

LIQUIDITY

         All thrift institutions, including First Federal, are required to maintain an average daily balance of liquid assets equal to a certain percentage of the sum of its average daily balance of net withdrawable deposit accounts and borrowings payable in one year or less. For a discussion of what First Federal includes in liquid assets, see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources." This liquid asset ratio requirement may vary from time to time (between 4% and 10%) depending upon economic conditions and savings flows of all thrift institutions. At the present time, the minimum liquid asset ratio is 5%.

         In addition, short-term liquid assets (e.g., cash, certain time deposits, certain bankers acceptances and short-term United States Treasury obligations) currently must constitute at least 1% of the association's average daily balance of net withdrawable deposit accounts and current borrowings. Penalties may be imposed upon associations for violations of either liquid asset ratio requirement. At September 30, 1996, First Federal was in compliance with both requirements, with an overall liquid asset ratio of 8.27% and a short-term liquid assets ratio of 8.27%.

ACCOUNTING

         An OTS policy statement applicable to all thrift institutions clarifies and re-emphasizes that the investment activities of a thrift institution must be in compliance with approved and documented investment policies and strategies, and must be accounted for in accordance with GAAP. Under the policy statement, management must support its classification of and accounting for loans (i.e., whether held for investment, sale or trading) and securities (held-to-maturity available-for-sale or trading) with appropriate documentation. First Federal is in compliance with these amended rules.

         The OTS accounting regulations, which may be made more stringent than GAAP by the OTS, require that transactions be reported in a manner that best reflects their underlying economic substance and inherent risk and that financial reports must incorporate any other accounting regulations or orders prescribed by the OTS.

QUALIFIED THRIFT LENDER TEST

         All thrift institutions, including First Federal are required to meet a qualified thrift lender ("QTL") test to avoid certain restrictions on their operations. This test requires a thrift institution to have at least 65% of its portfolio assets (as defined by regulation) in qualified thrift investments on a monthly average for nine out of every 12 months on a rolling basis. As an alternative, the thrift institution may maintain 60% of its assets in those assets specified in Section 7701(a)(19) of the Internal Revenue Code. Under either test, such assets primarily consist of residential housing related loans and investments. At September 30, 1996, First Federal met the test and has always met the test since its effectiveness.

         Any thrift institution that fails to meet the QTL test must convert to a national bank charter, unless it requalifies as a QTL and thereafter remains a QTL. If an association does not requalify and converts to a national bank charter, it must remain SAIF-insured until the FDIC permits it to transfer to the BIF. If such an association has not yet requalified or converted to a national bank, its new investments and activities are limited to those permissible for both a thrift institution and a national bank, and it is limited to national bank branching rights in its home state. In addition, the association is immediately ineligible to receive any new FHLB borrowings and is subject to national bank limits for payment of dividends. If such association has not requalified or converted to a national bank within three years after the failure, it must divest of all investments and cease all activities not permissible for a national bank. In addition, it must repay promptly any outstanding FHLB borrowings, which may result in prepayment penalties. If any association that fails the QTL test is controlled by a holding company, then within one year after the failure, the holding company must register as a

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bank  holding  company and become  subject to all  restrictions  on bank holding companies. See "- Holding Company Regulation."

COMMUNITY REINVESTMENT ACT

         Under the Community Reinvestment Act ("CRA"), every FDIC insured institution has a continuing and affirmative obligation consistent with safe and sound banking practices to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires the OTS, in connection with the examination of First Federal, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications, such as a merger or the establishment of a branch, by First Federal. An unsatisfactory rating may be used as the basis for the denial of an application by the OTS.

         The federal banking agencies, including the OTS, have recently revised the CRA regulations and the methodology for determining an institution's compliance with the CRA. Due to the heightened attention being given to the CRA in the past few years, First Federal may be required to devote additional funds for investment and lending in its local community.

         First Federal was examined for CRA compliance in 1996 and received a rating of satisfactory.

TRANSACTIONS WITH AFFILIATES

         Generally, transactions between a thrift institution or its subsidiaries and its affiliates are required to be on terms as favorable to the association as transactions with non-affiliates. In addition, certain of these transactions, such as loans to an affiliate, are restricted to a percentage of the association's capital. Affiliates of First Federal include the Holding Company and any company which is under common control with First Federal. In addition, a thrift institution may not lend to any affiliate engaged in activities not permissible for a bank holding company or acquire the securities of most affiliates. First Federal's subsidiaries are not deemed affiliates; however, the OTS has the discretion to treat subsidiaries of thrift institutions as affiliates on a case by case basis.

         Certain transactions with directors, officers or controlling persons are also subject to conflict of interest regulations enforced by the OTS. These conflict of interest regulations and other statutes also impose restrictions on loans to such persons and their related interests. Among other things, such loans must be made on terms substantially the same as for loans to unaffiliated individuals.

HOLDING COMPANY REGULATION

         The Holding Company will be an independent, unitary thrift institution holding company subject to regulatory oversight by the OTS. As such, the Holding Company is required to register and file reports with the OTS and is subject to regulation and examination by the OTS. In addition, the OTS has enforcement authority over the Holding Company and its non-thrift institution subsidiaries which permits the OTS to restrict or prohibit activities that are determined to be a serious risk to the subsidiary thrift institution.

         As a unitary thrift institution holding company, the Holding Company generally is not subject to activity restrictions. If the Holding Company acquires control of another thrift institution as a separate subsidiary, it would become a multiple thrift institution holding company, and the activities of the Holding Company and any of its subsidiaries (other than First Federal or any thrift institution) would become subject to activity restrictions comparable to those applicable to bank holding companies unless such other associations each qualify as a QTL and were acquired in a supervisory acquisition.

         If First Federal fails the QTL test, the Holding Company must obtain the approval of the OTS prior to continuing after such failure, directly or through its other subsidiaries, any business activity other than those approved for multiple thrift institution holding companies or their subsidiaries. In addition, within one year of such failure the Holding Company must register as, and will become subject to, the restrictions applicable to bank holding companies.

         The activities authorized for a bank holding company are more limited than are the activities authorized for a unitary or multiple thrift institution holding company. See "--Qualified Thrift Lender Test."

         The Holding Company must obtain approval from the OTS before acquiring control of any SAIF- insured association. Such acquisitions are generally prohibited if they result in a multiple thrift institution holding company controlling thrift institutions in more than one state. However, such interstate acquisitions are permitted based on specific state authorization or in a supervisory acquisition of a failing thrift institution.

FEDERAL SECURITIES LAW

         The stock of the Holding Company will be registered with the Securities and Exchange Commission (the "SEC") under the Exchange Act. The Holding Company will be subject to the information, proxy solicitation, insider trading restrictions and other requirements of the SEC under the Exchange Act.

         Holding Company stock held by persons who are affiliates (generally officers, directors and principal shareholders) of the Holding Company may not be resold without registration or unless sold in accordance with certain resale restrictions set forth under Rule 144 of the Securities Act. If the Holding Company meets specified current public information requirements, each affiliate of the Holding Company is able to sell in the public market, without registration, a limited number of shares in any three-month period.

FEDERAL RESERVE SYSTEM

         The Federal Reserve Board requires all depository institutions to maintain noninterest bearing reserves at specified levels against their transaction accounts (primarily checking and NOW checking accounts). At September 30, 1996, First Federal was in compliance with these reserve requirements. The balances maintained to meet the reserve requirements imposed by the Federal Reserve Board may be used to satisfy liquidity requirements that may be imposed by the OTS. See "-- Liquidity."

         Thrift institutions are authorized to borrow from the Federal Reserve Bank "discount window," but Federal Reserve Board regulations require associations to exhaust other reasonable alternative sources of funds, including FHLB borrowings, before borrowing from the Federal Reserve Bank.

FEDERAL HOME LOAN BANK SYSTEM

         First Federal is a member of the FHLB of Dallas, which is one of 12 regional FHLBs, that administers the home financing credit function of thrift institutions. Each FHLB serves as a reserve or central bank for its members within its assigned region. It is funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB System. It makes loans to members (i.e., advances) in accordance with policies and procedures, established by the board of directors of the FHLB which are subject to the oversight of the Federal Housing Finance Board. All advances from the FHLB are required to be fully secured by sufficient collateral as determined by the FHLB. In addition, all long-term advances are required to provide funds for residential home financing.

         As a member, First Federal is required to purchase and maintain stock in the FHLB of Dallas. At September 30, 1996, First Federal had $845,000 in FHLB stock, which was in compliance with this requirement. In past years, First Federal has received substantial dividends on its FHLB stock. Over the past five fiscal years such dividends have averaged 4.80% and were 5.96% for fiscal year 1996.

         Under federal law the FHLBs are required to provide funds for the resolution of troubled thrift institutions and to contribute to low- and moderately priced housing programs through direct loans or interest subsidies on advances targeted for community investment and low- and moderate-income housing projects. These contributions have affected adversely the level of FHLB dividends paid and could continue to do so in the future. These contributions could also have an adverse effect on the value of FHLB stock in the future. A reduction in value of First Federal's FHLB stock may result in a corresponding reduction in First Federal's capital.

         For the year ended September 30, 1996, dividends paid by the FHLB of Dallas to First Federal totaled $49,279, which constitute a $969 increase over the amount of dividends received in fiscal year 1995. The $12,359 dividend received for the quarter ended September 30, 1996 reflects an annualized rate of 5.85%, or 0.37% below the rate for fiscal 1995.

FEDERAL AND STATE TAXATION

         Thrift institutions such as First Federal that meet certain definitional tests relating to the composition of assets and other conditions prescribed by the Internal Revenue Code of 1986, as amended (the "Code"), are permitted to establish reserves for bad debts and to make annual additions thereto which may, within specified formula limits, be taken as a deduction in computing taxable income for federal income tax purposes. The amount of the bad debt reserve deduction is computed under the experience method.

         Under the experience method, the bad debt reserve deduction is an amount determined under a formula based generally upon the bad debts actually sustained by the thrift institution over a period of years.

         For the years beginning before December 1, 1996, a percentage of specially computed taxable income could be used to compute a thrift institution's bad debt reserve deduction under the percentage of taxable income method (the "percentage bad debt deduction").

         To the extent earnings appropriated to a thrift institution's bad debt reserves for "qualifying real property loans" and deducted for federal income tax purposes exceeded the allowable amount of such reserves computed under the experience method and to the extent of the association's supplemental reserves for losses on loans ("Excess"), such Excess may not, without adverse tax
consequences,   be  utilized  for  the  payment  of  cash   dividends  or  other
distributions to a shareholder (including distributions on redemption, dissolution or liquidation) or for any other purpose (except to absorb bad debt losses). As of September 30, 1996, First Federal's Excess accumulated through September 30, 1988 for tax purposes totaled approximately $643,000.

         With the passage of the Small Business Job Protection Act of 1996 on August 20, 1996, the availability of the percentage bad debt deduction was repealed for tax years beginning after December 1, 1995. For the first tax year beginning after December 31, 1995 and thereafter, thrift institutions, such as First Federal will be required to utilize the experience method referred to above in computing the tax bad debt deduction for qualifying and nonqualifying loans.

         In addition, thrift institutions such as First Federal are required to recapture the excess of the tax bad debt reserves for qualifying and nonqualifying loans as of the end of the last tax year beginning before January 1, 1996 over the balance of those reserves as of the end of the "base year" into taxable income evenly over a six year period beginning with the first tax year that begins after December 31, 1995. The base year is the last tax year beginning before January 1, 1988. As of September 30, 1996, the balance of the tax bad debt reserves to be recaptured under the new law totaled approximately $350,000.

         If the institution meets the "Residential Loan Requirement" explained below, the reserve recapture can be deferred for the first or second tax year beginning after December 31, 1995, or both. However, in any case, the six year reserve recapture period must begin no later than the third tax year beginning after December 31, 1995.

         The Residential Loan Requirement is met for a particular year if the principal amount of home purchase and improvement loans originated in that year exceeds the "base amount." The base amount is the average of such lending activity for the six most recent tax years beginning before January 1, 1996. For purposes of determining this average, the institution can elect to eliminate the years with the highest and lowest lending activity from the calculation.

         In addition to the regular income tax, corporations, including thrift institutions such as First Federal, generally are subject to a minimum tax. An alternative minimum tax is imposed at a minimum tax rate of 20% on alternative minimum taxable income, which is the sum of a corporation's regular taxable income (with certain adjustments) and tax preference items, less any available exemption. The alternative minimum tax is imposed to the extent it exceeds the corporation's regular income tax and net operating losses can offset no more than 90% of alternative minimum taxable income. For taxable years beginning after 1986 and before 1996, corporations, including thrift institutions such as First Federal, are also subject to an environmental tax equal to 0.12% of the excess of alternative minimum taxable income for the taxable year (determined without regard to net operating losses and the deduction for the environmental tax) over $2 million.

         First Federal and its consolidated subsidiary have been audited by the IRS with respect to consolidated federal income tax returns through September 30, 1987. With respect to years examined by the IRS, either all deficiencies have been satisfied or sufficient reserves have been established to satisfy asserted deficiencies. In the opinion of management, any examination of still open returns (including returns of subsidiaries and predecessors of, or entities merged into, First Federal) would not result in a deficiency which could have a material adverse effect on the financial condition of First Federal and its consolidated subsidiaries.

         State Taxation. The State of Texas does not have a corporate income tax, but it does have a corporate franchise tax to which First Federal is subject.

         The tax for the year 1992 (which was paid by First Federal for the first time prior to May 15, 1992), is the higher of 0.25% of taxable capital (usually the amount of paid in capital plus retained earnings) or 4.5% of "net taxable earned surplus." "Net taxable earned surplus" is net income for federal income tax purposes increased by the compensation of directors and executive officers. Net income cannot be reduced by net operating loss carryforwards from years prior to 1991, and operating loss carryovers are limited to five years.

         Delaware Taxation. As a Delaware holding company, the Holding Company is exempted from Delaware corporate income tax but is required to file an annual report with and pay an annual fee to the State of Delaware. The Holding Company is also subject to an annual franchise tax imposed by the State of Delaware.

                        MANAGEMENT OF THE HOLDING COMPANY


DIRECTORS AND EXECUTIVE OFFICERS

         The Board of Directors of the Holding Company is currently identical to the Board of Directors of First Federal. See "Management of First Federal - Directors." Directors of the Holding Company will serve one-year terms. The Holding Company currently intends to compensate its directors for their services on the Holding Company Board.

         The executive officers of the Holding Company are elected annually and hold office until their respective successors have been elected and qualified or until death, resignation or removal by the Board of Directors. The executive officers of the Holding Company are the identical to the executive officers of First Federal. See "Management of First Federal -Executive Officers." It is not currently anticipated that the executive officers of the Holding Company will receive any remuneration in their capacity as Holding Company executive officers. For information regarding compensation of directors and executive officers of First Federal, see "Management of First Federal - Meetings and Committees of the Board of Directors of First Federal" and "- Executive Compensation."

INDEMNIFICATION

         The certificate of incorporation of the Holding Company provides that a director or officer of the Holding Company shall be indemnified by the Holding Company to the fullest extent authorized by the General Corporation Law of the State of Delaware against all expenses, liability and loss reasonably incurred or suffered by such person in connection with his activities as a director of officer or as a director or officer of another company, if the director or officer held such position at the request of the Holding Company. Delaware law requires that such director, officer employee or agent, in order to be indemnified, must have acted in good faith and in a manner reasonably believed to be not opposed to the best interests of the Holding Company and, with respect to any criminal action or proceeding, did not have reasonable cause to believe his conduct was unlawful.

         The certificate of incorporation of the Holding Company and Delaware law also provide that the indemnification provisions of such certificate and the statute are not exclusive of any other right which a person seeking indemnification may have or later acquire under any statute, provision of the certificate of incorporation or bylaws of the Holding Company, agreement, vote of shareholders or disinterested directors, or otherwise.

         These   provisions  may  have  the  effect  of  deterring   shareholder
derivative actions, since the Holding Company may ultimately be responsible for expenses for both parties to the action.

         In addition, the certificate of incorporation of the Holding Company and Delaware law also provide that the Holding Company may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Holding Company or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Holding Company has the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.
The Holding Company intends to obtain such insurance.


                           MANAGEMENT OF FIRST FEDERAL

DIRECTORS

         The direction and control of First Federal is vested in its Board of Directors. The Board of Directors of First Federal currently consists of ten members. The directors are divided into three classes, with approximately one-third of the directors elected at each annual meeting of First Federal. Because the Holding Company will, after the Merger, own all of the issued and outstanding shares of capital stock of First Federal, the Holding Company through its directors will elect the directors of First Federal in the future.

         The following table sets forth certain information as of December 31, 1996 regarding the directors of First Federal.

                                            Position(s) Held                    Director           Term
                 Name                     With First Federal           Age       Since(1)        Expires
         -------------------        -------------------------------   ----      ---------        --------
         J. Stanley Stephen         Director, President/               64          1991            1997
                                      Chief Executive Officer
         Ken Hayes                  Director                           57          1993            1997
         Charles Neelley            Director, Secretary/               67          1993            1997
                                      Treasurer
         George Koenig              Director, Executive                52          1996            1997
                                      Vice-President
         Ernest A. Wentrcek         Vice Chairman of the Board         68          1965            1998
         Robert H. Conaway          Director                           43          1995            1998
         Richard L. Peacock         Chairman of the Board              78          1965            1999
         Jack W. Lester, Jr.        Director, Assistant Secretary/     56          1992            1999
                                      Treasurer
         Phil Hobson                Director                           64          1993            1999
         J. Roland Ruffino          Director                           46          1995            1999

----------
(1) Includes service on First Federal's Board of Directors prior to its conversion to a stock institution in 1993.


         The principal occupation of each Director of First Federal is set forth below. All Directors have held their present position for at least five years unless otherwise indicated.

         J. Stanley Stephen. Mr. Stephen was appointed President and Chief Executive Officer in February 1991. From 1965 until 1986, Mr. Stephen worked with First Bank and Trust, Bryan, Texas and served as Executive Vice President, President, Chairman and Chief Executive Officer and Senior Chairman until he retired in 1986. From June 1986 until February 1990, Mr. Stephen was President and Chief Executive Officer of University National Bank, College Station, Texas. Mr. Stephen was a financial institutions consultant from March until October 1990.

         In the past five years, Mr. Stephen has been involved in several lawsuits, most of which were commenced by him in the early 1980's against financial institutions outside the Bryan-College Station area. The lawsuits sought compensatory damages against those lenders for failure to honor loan commitments and other related claims with respect to several real estate partnerships of which Mr. Stephen was a partner but not a managing partner. Those financial institutions filed counter-claims against the real estate partnerships and their individual partners for amounts previously advanced.

         Subsequent to the commencement of litigation by Mr. Stephen, certain of those financial institutions were taken over by their respective Federal regulatory agencies, including the FDIC.

         In addition, the FDIC filed suit against the officers and directors of certain failed institutions, including those with which Mr. Stephen was previously associated with, alleging various civil causes of action arising from their activities as directors and/or officers -- which Mr. Stephen and his fellow directors and officers disputed. Mr. Stephen has never been accused of any criminal wrongdoing by any regulatory agency. Currently all lawsuits in which Mr. Stephen was a party have either been successfully dismissed or settled. In addition, in June of 1994, Mr. Stephen successfully completed a personal plan of reorganization under the federal bankruptcy laws. The OTS has never objected to Mr. Stephen serving as President of First Federal since 1991.

         Mr. Stephen has provided new senior management at First Federal, since his arrival in early 1991, to successfully convert it from a mutual savings association to a new, federal stock institution through a community public stock offering, as well as returning First Federal to profitability. In addition, under Mr. Stephen's direction, First Federal has now expanded its home, consumer, commercial, and SBA lending in the Bryan- College Station market area, and now meets the regulatory definition of a "well capitalized" financial institution. Also, under his direction, First Federal opened a Loan Production Office in Waco, Texas in 1993, a full-service banking facility in College Station, Texas in early 1994, a loan production office in Huntsville, Texas in July 1995, and a Mortgage Loan Production office in College Station in 1996. In addition, First Federal has recently acquired a site for a new full-service banking facility to be located at a key intersection in the northern portion of Bryan, which is currently not served by any nearby banking facility. During his tenure as President/CEO, he has re-structured First Federal to begin providing full-service retail banking -- through the addition of experienced personnel, re-training existing staff, converting data processing and adding facilities to provide for the future, long-term growth of First Federal.

         Ken Hayes. Mr. Hayes is the owner of Aggieland Travel, located in College Station, a full-service travel agency.

         Charles  Neelley.  Mr. Neelley is retired from Texas A&M University and
the  travel  agency  business.   In  November  1995,  Mr.  Neelley  was  elected
Secretary/Treasurer of the Board.

         Richard L. Peacock. Mr. Peacock has been retired since 1983 from a privately owned retail office supply and furniture business located in Bryan, Texas. In November 1995, Mr. Peacock was elected Chairman of the Board.

         Ernest A. Wentrcek. Mr. Wentrcek was the Secretary and/or Treasurer of First Federal's Board of Directors until 1995 when he was elected Vice Chairman of the Board of Directors. Mr. Wentrcek is the President and owner of W&W Builders/Realtors, a real estate sales, rentals and property management company located in Bryan, Texas. In September 1988, he retired as the Associate Director for Business Affairs of the Texas Engineering Extension Service, Texas A&M University System, a vocational education organization. He is the Vice Chairman of the Finance Committee of the Supreme Lodge of the Slavonic Benevolent Order of the State of Texas (SPJST). Mr. Wentrcek is a licensed Real Estate Broker and a member of the Bryan-College Station Board of Realtors and the Multiple Listing Service. He is also a member of the American Legion Post 159-Bryan.

         Jack W. Lester, Jr. Mr. Lester is currently retired. Prior to his retirement, he was the owner and operator of a leading women's apparel store located in Bryan, Texas. In November 1995, Mr. Lester was elected Assistant Secretary/Treasurer of the Board.

         Phil Hobson. Dr. Hobson is a professor of veterinary medicine at Texas A&M University, a position he has held since 1965.

         J. Roland Ruffino. Mr. Ruffino is a partner of Readfield Meats, Inc., a long-time leading retail meat market located in Bryan, Texas.

         Robert H. Conaway. Mr. Conaway is the founder and President of Progress Supply located in Bryan, Texas, a distributor of wholesale supply plumbing fixtures.

         George Koenig. Mr. Koenig is currently serving as executive vice president of First Federal. Mr. Koenig was previously employed as an operating officer with a local financial institution located in Bryan, Texas.

EXECUTIVE OFFICERS

         Each of the executive officers of First Federal will retain his or her office in First Federal after the Merger. Officers are elected annually by the Board of Directors of First Federal. There are no arrangements or understandings between the officers and any other person pursuant to which such officer was selected.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

         Meetings of First Federal's Board of Directors are generally held on a monthly basis, with Special Meetings held on an as needed basis. The Board of Directors met 14 times during the fiscal year ended September 30, 1996. No incumbent Director of First Federal attended fewer than 75% of the total number of board meetings held by the Board of Directors and the total number of meetings held by the committees of the Board of Directors on which he served, during fiscal year 1996.

         The Board of Directors has standing Executive, Audit, Asset/Liability, Investments, Insurance and Finance, Loan, Personnel, Policy, Compliance, Stock Option and Business Development committees.

         The Executive Committee is currently composed of Directors Stephen (Chairman), Wentrcek, Peacock, Neelley and Hobson. This Committee meets as needed and handles major policy questions between regularly scheduled board meetings. The Committee met two times during fiscal 1996.

         The Audit Committee is currently composed of Directors Wentrcek (Chairman), G. Williams, Peacock, Neelley, Lester and Hayes. The Committee currently meets as necessary on matters concerning annual audits and internal audit findings. This Committee met two times during fiscal 1996.

         The Asset/Liability Committee is currently composed of Directors Stephen (Chairman), Koenig and Hobson and Officer Hegar. The Committee meets quarterly to deal with matters concerning asset/liability composition, interest-rate risk exposure and liquidity investment. This Committee met five times during fiscal 1996.

         The Investment, Insurance and Finance Committee is currently composed of Directors Stephen, Wentrcek and Ruffino and officer Hegar (Chairman). The Committee usually meets quarterly to handle matters concerning investment policies and decisions and insurance of First Federal's personnel and property. This Committee met 12 times during fiscal 1996.

         The Loan Committee consists of all members of the Board of Directors on a rotating basis with three outside Directors constituting a quorum. The Loan Committee approves all loans originated by First Federal in excess of $50,000 and ratifies all loans at the monthly meeting of the Board of Directors. The Loan Committee met 18 times during fiscal 1996.

         The Personnel Committee is currently composed of Directors Stephen, Neelley, Peacock (Chairman), Wentrcek and Hayes and Officer Hegar. The Committee meets as needed to review staffing, compensation and comparative data to establish and recommend to the Board salary ranges for employees and designated officers. This Committee met five times during fiscal 1996.

         The Policy Committee consists of Directors Stephen (Chairman), Peacock,
G. Williams, Conaway and Wentrcek and meets as needed to review First Federal's operating policies. The Policy Committee met three times during fiscal 1996.

         The Compliance Committee is responsible for reviewing compliance policies with First Federal's regulatory activities. It currently consists of Directors Lester (Chairman), Hobson, Peacock and Koenig. This Committee met two times during fiscal 1996.

         The Stock Option Committee is composed of Directors Wentrcek and Peacock. This Committee is responsible for the administration of the stock option and incentive plan. The Committee did not meet during fiscal 1996.

         The Business Development Committee consists of Directors Neelley (Chairman), Peacock, Conaway, Ruffino, Koenig and Stephen, along with Advisory Director, Arthur Davila. This Committee did not meet during fiscal 1996.

         The entire Board of Directors acts as a nominating committee for selecting nominees for election as Directors. While the Board of Directors of First Federal will consider nominees recommended by stockholders, the Board has not actively solicited such nominations.

DIRECTOR COMPENSATION

         Outside Directors received $225.00 for each board meeting attended and $75.00 for each Loan Committee meeting attended.

EXECUTIVE COMPENSATION

         The following table sets forth information regarding compensation paid by First Federal to its Chief Executive Officer for services rendered during the periods indicated. No executive officer of First Federal made in excess of $100,000 during the fiscal year ended September 30, 1996. Mr. Stephen voluntarily reduced his salary in 1995 and 1996.

                                                SUMMARY COMPENSATION TABLE
                                                                             Long Term Compensation
                                                                       ----------------------------------
                         Annual Compensation                                   Awards          Payout
----------------------------------------------------------------------  ---------------------  ----------
                                                                        Restricted
                                                        Other Annual      Stock     Options/     LTIP        All Other
   Name and Principal              Salary     Bonus     Compensation     Award(s)     SARs      Payout     Compensation
        Position           Year      ($)       ($)          ($)            ($)         (#)        ($)           ($)
------------------------- ------ ----------- -------- ---------------- ---------------------------------------------------
J. Stanley Stephen         1996    $89,875    $ ---        $ ---          $ ---        ---        ---          $ ---
President and Chief        1995    91,233       ---          ---            ---        ---        ---           ---
Executive Officer          1994    102,000      ---         ---             ---        ---        ---           ---


       The following table sets forth information regarding the number and value of stock options at December 31, 1996 held by First Federal's Chief Executive Officer. No stock options were exercised during fiscal 1996.

                                AGGREGATED OPTION/SAR EXERCISED IN LAST FISCAL YEAR

                                                                                                Value of
                                                                 Number of                     Unexercised
                                                                Unexercised                   In-the-Money
                                                              Options/SARs at                Options/SARs at
                                                                FY-End (#)                    FY-End ($)(1)
                             Shares          Value      ---------------------------   ----------------------------
         Name               Acquired        Realized    Exercisable   Unexercisable   Exercisable    Unexercisable
                         on Exercise (#)      ($)
----------------------- ----------------- ------------ -------------- -------------   -------------  -------------
J. Stanley Stephen             ---            ---            4,143             ---     $4,143              ---

(1) Represents an option to purchase Common Stock awarded to First Federal's Chief Executive Officer based upon the last available sale price of $11.00 per share at March 31, 1996 and an exercise price of $10.00 per share.

EMPLOYMENT AGREEMENTS

                 First Federal has entered into employment agreements with J. Stanley Stephen, George Koenig, Mary L. Hegar and Kay Watson. The employment agreements are designed to assist First Federal in maintaining a stable and competent management team after the Merger. The continued success of First Federal depends to a significant degree on the skills and competence of its officers. These agreements have been filed with the OTS as part of the application of the Holding Company for approval to become a thrift holding company. The employment agreements provide for annual base salary in an amount not less than the officer's salary as of that date. These agreements provide for an initial term of two years in the case of Mr. Stephen and one year in the case of Mr. Koenig, Ms. Hegar and Ms. Watson. The agreements provide for termination upon death, termination of employment for cause or certain events specified by OTS regulations.

                 The agreements provide that in the event the employee is involuntarily terminated without cause, he or she shall receive one's year's base salary and continued health benefits for one year. In the event that such termination of employment occurs in connection with or within 12 months after a change in control of First Federal, he or she shall receive instead a lump sum equal to 200% of his or her "base amount" and continued health benefits for the remainder of the term of the agreement, provided that such benefits are subject to reduction to prevent any amount from becoming non-deductible by First Federal pursuant to Section 280G of the Internal Revenue Code of 1986, as amended. For purposes of the employment agreements, a "change in control" is defined as an event that would require the filing of an application or notice under 12 C.F.R.
Part 574 or certain other events which generally occur upon the acquisition of control of 10% or more of the Company's voting stock.

                 First Federal has also entered in a new employment agreement with Mr. Stephen, which will supersede and replace the agreement described above, effective July 1, 1997. The new agreement provides for an initial term of three years, commencing July 1, 1997, and a base salary not less than his current based salary, provided that the amount actually paid as salary shall be reduced during the first five years of the agreement by one-half of the cost to First Federal of his supplemental retirement benefit. The agreement gives Mr. Stephen the right to elect to cease serving as President and Chief Executive Officer and to commence serving as a consultant to First Federal at a fee of $58,200 per year. In addition, the agreement provides a supplemental retirement benefit for Mr. Stephen, in an amount such that, when added to his benefit under the qualified retirement plan, he will receive up to 70% of the average of his annual salary and bonus during the three years out of the prior ten years in which he received the highest salary and bonus. Mr. Stephen's right to the supplemental retirement benefit vests at 20% per year commencing July 1, 1997, and will vest completely if he discontinues his employment due to disability. The agreement further provides that if First Federal terminates Mr. Stephen's employment other than for cause, without his consent, it shall pay him his salary for the then-remaining term of the agreement and consulting fees until June 30, 2002.

         Based on their current salaries, if Mr. Stephen, Mr. Koenig, Ms. Hegar or Ms. Watson were terminated as of December 31, 1997, under circumstances entitling him or her to severance pay as described above, he or she would have been entitled to receive a lump sum cash payment of approximately $179,750, $105,000, $93,000 and $70,000, respectively.

BENEFIT PLANS

                 First Federal currently provides health care benefits to its employees, including hospitalization and comprehensive medical insurance, life and disability insurance, subject to certain deductibles and other limitations.

DEFINED BENEFIT PENSION PLAN

                 First Federal also sponsors a defined benefit pension plan (the "Pension Plan"). Employees are eligible to participate in the Pension Plan on January 1, or July 1 following the completion of twelve months of service, provided they have attained at least age 20 1/2.

                 Effective January 1, 1994 a participant's normal retirement benefit is a monthly benefit equal to 2.1% of Average Monthly Compensation times Years of Service not to exceed 15. The benefit is accrued fractionally over the participant's Years of Service. The participant's accrued benefit is equal to the greater of (a) the Frozen Accrued Benefit as of December 31, 1993, and (b) the participants accrued benefit calculated using the formula as stated above.

                 In the event of total and permanent disability, a participant becomes fully vested with respect to his accrued normal retirement benefit. The participant may receive an actuarially reduced benefit at the time of his disability retirement provided the participant is age 50 or older and has 15 years of service.

                 Participants make no contributions to the Pension Plan. The employer pays the entire cost of the Pension Plan.

                 The following table illustrates annual pension benefits payable upon retirement to employees based on various levels of compensation and years of service and assuming payment in the form of a straight- life annuity.

Average Annual
 Compensation                                  Years of Service
--------------                ------------------------------------------------
                                10           20             30           40
                              ------        -----         ------      --------
  $40,000...................     667          667            987       1,234
   50,000...................     833          833          1,234       1,542
   60,000...................   1,000        1,000          1,481       1,851
   80,000...................   1,333        1,333          1,974       2,468
  100,000...................   1,667        1,667          2,468       3,085
  120,000...................   2,000        2,000          2,962       3,703

CERTAIN TRANSACTIONS

                 First Federal, like many financial institutions, has followed a policy of granting to officers, directors and employees, loans secured by the borrower's residence, along with certain consumer loans, if the borrower is credit-worthy. All loans to First Federal's officers and directors are made in the ordinary course of business and on the same terms, including interest rate and collateral, and conditions as those of comparable transactions prevailing at the time, and do not involve more than the normal risk of collectibility or present other unfavorable features.


                                  THE OFFERING


                 This Offering is being made to finance the purchase of all of the outstanding shares of First Federal Common Stock not exchanged for Holding Company Common Stock pursuant to the Merger Agreement. Shares of Holding Company Common Stock and Units are being offered to members of the general public. See "Offering and Sale of Holding Company Common Stock and Units." Orders for shares of Holding Company Common Stock and Units will be subject to the minimum and maximum purchase limitations. See " - -Subscription Procedures."

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

                 The following table sets forth information regarding the pro forma beneficial ownership of Holding Company Common Stock upon the completion of the Offering of each of the directors of First Federal and all directors and executive officers as a group. The table assumes that (i) the directors and executive officers acquire the amount of Holding Company Common Stock set forth in the preceding table, (ii) 150,000 shares are issued as part of the Merger and
(iii) 150,000 minimum shares and 200,000 maximum shares of Holding Company Common Stock are issued.

                 There are no arrangements known to the registrant, including any pledge by any person of securities of the registrant, the operation of which may at a subsequent date result in a change in control of the registrant.


                                                                           Indicated
                                                                            Holding            Percent of         Percent of
                                       Bank Shares                       Company share          Class at           Class at
                                       Beneficially      Percent of     ownership after        Minimum of         Maximum of
          Beneficial Owner               Owned(1)          Class           the Merger           Offering           Offering
-----------------------------------   --------------    ------------   -----------------     -------------       ------------
DIRECTORS
Richard L. Peacock                         3,868             1.62            8,288                2.76%             2.37%
Ernest A. Wentrcek                         3,868             1.62            8,288                2.76              2.37
Jack W. Lester                            13,707             5.72           10,650                3.55              3.04
Ken Hayes                                  1,781              .74              570                 .19               .16
Phil Hobson                               24,705            10.31            1,250                 .42               .36
Charles Neelley                           22,915             9.56           53,405               17.81             15.26
J. Roland Ruffino                          6,765             2.82            5,800                1.93              1.66
Robert H. Conaway                         18,135             7.57           10,000                3.36              2.86
George Koenig                                 56              .02              140                 .05               .04
J. Stanley Stephen                         7,771             3.24            9,070                3.02              2.59

EXECUTIVE OFFICERS
Mary L. Hegar                                750              .31            1,875                 .62               .54
Kay Watson                                   115              .05              288                 .10               .08
Lily Watson                                  231              .10              578                 .19               .17

Directors and executive officers
 of First Federal as a group
(13 persons)                             104,667            43.68          110,202               36.76             31.50

----------
(1) Amounts include shares held directly and jointly with family members, as well as shares which are held in retirement accounts, or held by certain members of the named individuals' families, or held by trusts of which the named individual is a trustee or substantial beneficiary, with respect to which shares the respective Directors may be deemed to have sole or shared voting and/or investment power. Amounts also include stock option awards of 4,143 and 1,553 to President Stephen and some non-employee Directors at the time of First Federal's conversion to stock form, respectively.


OFFERING AND SALE OF HOLDING COMPANY COMMON STOCK AND UNITS

         The Holding Company is offering a minimum of 150,000 shares and a maximum of 200,000 shares of Holding Company Common Stock at a cash price of $24.07 per share, and a minimum of $3.4 million and a maximum of $3.7 million in Units. Subscriptions to purchase Holding Company Common Stock or Units must be received by the Marketing Agent by not later than __:__ _.m., Bryan, Texas time, on ___________, 1997, subject to the Holding Company's right to extend the subscription period until ______, 1997 or terminate the Offering at any time (the "Expiration Date").

SUBSCRIPTION PROCEDURES

         Persons may subscribe for the shares of Holding Company Common Stock or Units offered by completing, signing and delivering or mailing a subscription order form, together with payment in full for the number of shares for which such person is subscribing by cashiers' check, draft, or wire transfer payable in next day funds to the Marketing Agent. Notwithstanding the foregoing, the Marketing Agent shall have the right, in its sole discretion, to permit investors to submit irrevocable orders together with legally binding commitments for payment of Units for which they subscribe at any time prior to the Expiration Date with payment to be received at any time prior to 24 hours before completion of the Offering. These subscriptions must be received by the Escrow Agent by __:__ _.m., Central time on the Expiration Date. Consummation of the Offering through release of the funds in the Escrow Account to the Holding Company and delivery of certificates representing shares of Holding Company Common Stock or Units will occur as soon as possible after the Expiration Date, subject to the satisfaction of certain conditions precedent in the agency agreement entered into between the Holding Company and the Marketing Agent (the "Agency Agreement").

         The Holding Company reserves the right to reject any subscriptions prior to release of the funds in the Escrow Account to the Holding Company, in whole or in part, for any reason whatsoever and may, in its sole discretion, elect to accept those subscriptions for a lesser number of shares than is subscribed for by any person. The Holding Company reserves the right to allocate shares of Holding Company Common Stock and Units in any manner as it, in its sole discretion, deems appropriate. If the Holding Company terminates the Offering in its entirety, all subscription funds will be refunded in full with interest actually earned thereon, without deduction.

         Pending receipt of subscriptions for the minimum shares, all subscription funds will be deposited into a separate, interest-bearing Escrow Account for the benefit of subscribers of the Holding Company Common Stock and Units. Subscription funds may, at the direction of the Marketing Agent, be invested in short term federal funds sold, government obligations and certificates of deposit. Subject to the satisfaction of certain conditions precedent in the Agency Agreement, the subscription funds will be released to the Holding Company if, prior to the Expiration Date, at least $1,500,000 in Holding Company Common Stock and $3,400,000 in Units are subscribed for and accepted by the Holding Company. Certificates evidencing shares of Holding Company Common Stock and Units will be issued to subscribers as soon as practicable after closing of the Offering and the Merger and release of the funds from the Escrow Account. If the minimum amount of securities are not subscribed for and accepted by the Holding Company by the Expiration Date, or the conditions precedent to consummation of the Offering are not satisfied or waived, all subscription funds will be refunded to subscribers as soon as possible, with interest, if any, actually earned and received on a subscriber's funds deposited in the Escrow Account, without deduction for any charges or expenses. The Holding Company will pay the expenses of the Escrow Agent as an expense of the Offering. After any and all refunds have been made of funds received for subscriptions, the Holding Company and its directors and officers will have no further liability to any prospective investor with respect to rejected or canceled subscriptions.

MARKETING ARRANGEMENTS

         To assist the Holding Company in marketing the Units offered hereby and to consult with the Holding Company in connection with the Holding Company's offering of the Common Stock, the Holding Company has retained Hoefer & Arnett, a recognized investment banking firm, which is registered with the Commission as a broker-dealer and a member of the NASD. The Marketing Agent will use its best efforts to sell the Units to those members of the public to whom a Prospectus is delivered. The Holding Company has agreed to pay the Marketing Agent a commission of 7.0% of the aggregate dollar amount of Units sold by the Marketing Agent. The Holding Company will reimburse the Marketing Agent for its reasonable and accountable expenses up to $60,000, including legal fees.

         Pursuant to the Agency Agreement, the Marketing Agent, its officers, directors and controlling persons of the Marketing Agent will be indemnified against all losses, claims, damages, or liabilities, and all legal or other expenses incurred by them in connection with the investigation or defense thereof to which they may become subject under the securities laws or common law that arise out of the Offering or their engagement (excluding acts by the Marketing Agent of willful misconduct or gross negligence).

         Officers and directors of the Holding Company may participate in the solicitation of offers to purchase Holding Company Common Stock and Units. It is anticipated that the Holding Company's directors and officers may hold informational meetings to review the prospectus with potential purchasers and to discuss the terms and provisions of the Holding Company Common Stock and Units. The Holding Company will rely on Rule 3a4-1 of the 1934 Act, and sales of Holding Company Common Stock and Units will be conducted within the requirements of Rule 3a4-1, so as to permit officers and directors to participate in the sale of Holding Company Common Stock and Units. No officer or director of the Holding Company will be compensated in connection with his or her participation by the payment of commissions or other remuneration based either directly or indirectly on the transactions in the Holding Company Common Stock and Units.

OFFERING PRICE OF HOLDING COMPANY COMMON STOCK ARBITRARILY DETERMINED

         The purchase price of the Holding Company Common Stock has been determined arbitrarily by the Board of Directors based on, among other things, the amount of capital necessary to enable the Holding Company to accomplish the Merger and does not necessarily bear any relation to any established investment criteria of value such as book value, earnings or assets or the intrinsic value, if any, of the Holding Company or First Federal. As a result, there can be no assurance that the price of the Holding Company Common Stock will not fall below its purchase price after the completion of the Offering.

TRANSFER AGENT

         The Holding Company will act as its own transfer agent, registrar, dividend disbursing agent and redemption agent for the shares of Holding Company Common Stock and the Units.


                    RESTRICTIONS ON ACQUISITIONS OF STOCK AND
                      RELATED TAKEOVER DEFENSIVE PROVISIONS


         Although the Board of Directors of the Holding Company is not aware of any effort that might be made to obtain control of the Holding Company after the Merger, the Board believes, as discussed below, that it is appropriate to include certain provisions as part of the Holding Company's certificate of incorporation to protect the interests of the Holding Company and its shareholders from takeovers which the Board of Directors of the Holding Company might conclude are not in the best interests of First Federal, the Holding Company or the Holding Company's shareholders. The Holding Company intends to operate First Federal as an independent, predominantly community-owned financial institution.

         The following discussion is a summary of all material provisions of the Holding Company's certificate of incorporation and bylaws and certain other regulatory provisions, which may be deemed to have an"anti- takeover" effect and could potentially discourage or even prevent a bid for the Holding Company which might otherwise result in shareholders receiving a premium for their stock. Further, ownership restrictions imposed by federal law could potentially serve as a basis to invalidate or otherwise restrict the use or exercise by management or others of revocable proxies. The following description of certain of these provisions is necessarily general and, with respect to provisions contained in the Holding Company's certificate of incorporation and bylaws and First Federal's charter and bylaws, reference should be made in each case to the document in question, each of which is part of First Federal's application to the OTS and the Holding Company's Registration Statement filed with the SEC. See "Available Information."

PROVISIONS OF THE HOLDING COMPANY'S CERTIFICATE OF INCORPORATION AND BYLAWS

         Directors. Certain provisions of the Holding Company's certificate of incorporation and bylaws will impede changes in majority control of the Board of Directors. The Holding Company's certificate of incorporation provides that the Board of Directors of the Holding Company will be elected annually. The Holding Company's certificate of incorporation provides that the size of the Board of Directors may be increased or decreased only by a majority vote of the Board. The certificate of incorporation also provides that any vacancy occurring in the Board of Directors, including a vacancy created by an increase in the number of directors, shall be filled for the remainder of the unexpired term by a majority vote of the directors then in office. The certificate of incorporation further provides that, to be eligible to serve as a director, persons must meet certain eligibility criteria. Finally, the bylaws impose certain notice and information requirements in connection with the nomination by shareholders of candidates for election to the Board of Directors or the proposal by shareholders of business to be acted upon at an annual meeting of shareholders.

         The certificate of incorporation provides that a director may only be removed for cause by the affirmative vote of 80% of the shares eligible to vote.

         Restrictions   on  Call  of  Special   Meetings.   The  certificate  of
incorporation of the Holding Company provides that a special meeting of shareholders may be called only pursuant to a resolution adopted by a majority of the Board of Directors. Shareholders are not authorized to call a special meeting.

         Absence of Cumulative Voting. The Holding Company's certificate of incorporation provides that there shall be no cumulative voting rights in the election of directors.

         Authorization of Preferred Stock. The certificate of incorporation of the Holding Company authorized 1,000,000 shares of serial preferred stock, $.01 par value. The Holding Company is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and the Board of Directors is authorized to fix the designations, powers, preferences and relative participating, optional and other special rights of such shares, including voting rights (which could be multiple or as a separate class) and conversion rights. In the event of a proposed merger, tender offer or other attempt to gain control of the Holding Company that the Board of Directors does not approve, it might be possible for the Board of Directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of such a transaction. An effect of the possible issuance of preferred stock, therefore, may be to deter a future takeover attempt. The Board of Directors has no present plans or understandings for the issuance of any preferred stock and does not intend to issue any preferred stock except on terms which the Board deems to be in the best interests of the Holding Company and its shareholders.

         Procedures for Certain Business Combinations. The Holding Company's certificate of incorporation requires that certain business combinations, as defined therein, between the Holding Company (or any majority-owned subsidiary thereof) and a 25% or more shareholder either (i) be approved by at least 80% of the total number of outstanding voting shares, voting as a single class, of the Holding Company, (ii) be approved by a majority of the continuing Board of Directors (i.e., persons serving prior to the 25% shareholder becoming such and who are not affiliated with the 25% shareholder) or (iii) involve consideration per share generally equal to the highest per share price paid by such 25% shareholder to acquire its stock.

         Amendment to Certificate of Incorporation and Bylaws. Amendments to the Holding Company's Certificate of Incorporation must be approved by a majority vote of the Holding Company's Board of Directors and also by a majority of the outstanding shares of the Holding Company's voting stock; provided, however, that approval by at least 80% of the outstanding voting stock is generally required to amend certain provisions (i.e., provisions relating to number, classification, election and removal of directors; amendment of bylaws; call of special shareholder meetings; offers to acquire and acquisitions of control; director liability; certain business combinations; power of indemnification; and amendments to provisions relating to the foregoing in the certificate of incorporation.)

         The bylaws may be amended by a majority vote of the Board of Directors or the affirmative vote of at least 80% of the total votes eligible to be voted at a duly constituted meeting of shareholders.

         Purpose and Takeover Defensive Effects of the Holding Company's Certificate of Incorporation and Bylaws. The Board of Directors of First Federal believes that the provisions described above are prudent and will reduce the Holding Company's vulnerability to takeover attempts and certain other transactions which have not been negotiated with and approved by its Board of Directors. These provisions will also assist the Holding Company in the orderly deployment of the Offering proceeds into productive assets during the initial period after the Offering. The Board of Directors believes these provisions are in the best interests of First Federal and of the Holding Company and its shareholders. In the judgment of the Board of Directors, the Holding Company's Board will be in the best position to determine the true value of the Holding Company and to negotiate more effectively for what may be in the best interests of its shareholders. Accordingly, the Board of Directors believes that it is in the best interests of the Holding Company and its shareholders to encourage potential acquirors to negotiate directly with the Board of Directors of the Holding Company and that these provisions will encourage such negotiations and discourage hostile takeover attempts. It is also the view of the Board of Directors that these provisions should not discourage persons from proposing a merger or other transaction at prices reflective of the true value of the Holding Company and which is in the best interests of all shareholders.

         Attempts to take over financial institutions and their holding companies have become increasingly common. Takeover attempts which have not been negotiated with and approved by the Board of Directors present to shareholders the risk of a takeover on terms which may be less favorable than might otherwise be available. A transaction which is negotiated and approved by the Board of Directors, on the other hand, can be carefully planned and undertaken at an opportune time in order to obtain maximum value for the Holding Company and its shareholders, with due consideration given to matters such as the management and business of the acquiring corporation and maximum strategic development of the Holding Company's assets.

         Effect of Takeover Defenses on Shareholder Interests. An unsolicited takeover proposal can seriously disrupt the business and management of a corporation and cause it great expense. Although a tender offer or other takeover attempt may be made at a price substantially above then current market prices, such offers are sometimes made for less than all of the outstanding shares of a target company. As a result, shareholders may be presented with the alternative of partially liquidating their investment at a time that may be disadvantageous, or retaining their investment in an enterprise which is under different management and whose objectives may not be similar to those of the remaining shareholders. The concentration of control, which could result from a tender offer or other takeover attempt, could also deprive the Holding Company's remaining shareholders of the benefits of certain protective provisions of the Exchange Act, if the number of beneficial owners becomes less than the 300 at which Exchange Act registration is required.

         Potential Negative Impact of Takeover Defenses on Shareholder Interests. Despite the belief of First Federal and the Holding Company as to the benefits to shareholders of these provisions of the Holding Company's certificate of incorporation and bylaws, these provisions may also have the effect of discouraging a future takeover attempt which would not be approved by the Holding Company's Board, but pursuant to which shareholders may receive a substantial premium for their shares over then current market prices. As a result, shareholders who might desire to participate in such a transaction may not have any opportunity to do so. Such provisions will also render the removal of the Holding Company's Board of Directors and management more difficult. The Board of Directors, however, has concluded that the potential benefits outweigh the possible disadvantages.

         Pursuant to applicable law, at any annual or special meeting of its shareholders, the Holding Company may adopt additional charter provisions regarding the acquisition of its equity securities that would be permitted to a Delaware corporation. The Holding Company and First Federal do not presently intend to propose the adoption of further restrictions on the acquisition of the Holding Company's equity securities.



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OTHER RESTRICTIONS ON ACQUISITIONS OF STOCK

         Delaware Anti-Takeover Statute. The State of Delaware has enacted legislation which provides that subject to certain exceptions a publicly held Delaware corporation may not engage in any business combination with an "interested shareholder" for three years after such shareholder became an interested shareholder, unless, among other things, the interested shareholder acquired at least 85% of the corporation's voting stock in the transaction that resulted in the shareholder becoming an interested shareholder. This legislation generally defines "interested shareholder" as any person or entity that owns 15% or more of the corporation's voting stock. The term "business combination" is defined broadly to cover a wide range of corporate transactions, including mergers, sales of assets, issuances of stock, transactions with subsidiaries and the receipt of disproportionate financial benefits. Under certain circumstances, either the board of directors or both the board and two-thirds of the shareholders other than the acquiror may approve a given business combination and thereby exempt the corporation from the operation of the statute.

         However, these statutory provisions do not apply, among other situations, to Delaware corporations with fewer than 2,000 shareholders or which do not have voting stock listed on a national exchange or listed for quotation with a registered national securities association. While the Holding Company has applied to have its shares quoted on the Nasdaq System, no prediction can be made as to whether the Holding Company will have 2,000 shareholders.

         Federal Regulation. Federal law provides that no company, "directly or indirectly or acting in concert with one or more persons, or through one or more subsidiaries, or through one or more transactions," may acquire "control" of a savings association at any time without the prior approval of the OTS. In addition, federal regulations require that, prior to obtaining control of a savings association, a person, other than a company, must give 60 days' prior notice to the OTS and have received no OTS objection to such acquisition of control. Any company that acquires such control becomes a "savings and loan holding company" subject to registration, examination and regulation as a savings and loan holding company. Under federal law (as well as the regulations referred to below) the term "savings association" includes state and federally chartered SAIF- insured institutions and federally chartered savings institutions whose accounts are insured by the FDIC's BIF, and holding companies thereof.

         Control, as defined under federal law, means ownership of, control of or holding irrevocable proxies representing more than 25% of any class of voting stock, control in any manner of the election of a majority of the savings association's directors, or a determination by the OTS that the acquiror has the power to direct, or directly or indirectly to exercise a controlling influence over, the management or policies of the institution. Acquisition of more than 10% of any class of a savings association's voting stock, if the acquiror also is subject to any one of eight "control factors," constitutes a rebuttable determination of control under the regulations. Such control factors include the acquiror being one of the two largest shareholders. The determination of control may be rebutted by submission to the OTS, prior to the acquisition of stock or the occurrence of any other circumstances giving rise to such determination, of a statement setting forth facts and circumstances which would support a finding that no control relationship will exist and containing certain undertakings. The regulations provide that persons or companies which acquire beneficial ownership exceeding 10% or more of any class of a savings association's stock must file with the OTS a certification form that the holder is not in control of such institution, is not subject to a rebuttable determination of control and will take no action which would result in a determination or rebuttable determination of control without prior notice to or approval of the OTS, as applicable. Therefore, a warrant holder who, upon exchange of warrants would acquire ownership of more than 10% of the issued and outstanding of the Holding Company's Common Stock, must obtain OTS's approval prior to exercise.




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                          DESCRIPTION OF CAPITAL STOCK


HOLDING COMPANY CAPITAL STOCK

         The 4,000,000 shares of capital stock authorized by the Holding Company certificate of incorporation are divided into two classes, consisting of 3,000,000 shares of Holding Company Common Stock (par value $.01 per share) and 1,000,000 shares of serial preferred stock (par value $.01 per share). The Holding Company currently expects to issue between 150,000 shares and 200,000 shares of Holding Company Common Stock in the Offering and an additional 150,000 shares in exchange for First Federal Common Stock as part of the Merger and no shares of serial preferred stock. The aggregate par value of the issued shares will constitute the capital account of the Holding Company on a consolidated basis. Upon issuance, the shares will not be subject to further sale or assessment. The balance of the purchase price of Holding Company Common Stock, less expenses of the Offering, will be reflected as paid-in capital on a consolidated basis. See "Capitalization."

         Each share of the Holding Company Common Stock will have the same relative rights and will be identical in all respects with each other share of the Holding Company Common Stock. THE HOLDING COMPANY COMMON STOCK WILL REPRESENT NON-WITHDRAWABLE CAPITAL, WILL NOT BE OF AN INSURABLE TYPE AND WILL NOT BE INSURED OR GUARANTEED BY THE FDIC.

         Under Delaware law, the holders of the Holding Company Common Stock will possess exclusive voting power in the Holding Company. Each shareholder will be entitled to one vote for each share held on all matters voted upon by shareholders, subject to the limitation discussed under "Restrictions on Acquisitions of Stock and Related Takeover Defensive Provisions - Provisions of the Holding Company's Certificate of Incorporation and Bylaws - Limitation on Voting Rights." If the Holding Company issues preferred stock subsequent to the Conversion, holders of the preferred stock may also possess voting rights.

         Liquidation or Dissolution. In the unlikely event of the liquidation or dissolution of the Holding Company and First Federal, the holders of the Holding Company Common Stock will be entitled to receive -- after payment or provision for payment of all debts and liabilities of the Holding Company (including all deposits in First Federal and accrued interest thereon) and after distribution of the Liquidation Account previously established upon the conversion of First Federal from the mutual to stock form in 1993 -- all assets of the Holding Company available for distribution, in cash or in kind. If preferred stock is issued subsequent to the Offering, the holders thereof may have a priority over the holders of Holding Company Common Stock in the event of liquidation or dissolution.

         Preemptive Rights. Holders of Holding Company Common Stock will be entitled to preemptive rights with respect to any shares which may be issued. The Holding Company Common Stock will not be subject to call for redemption, and, upon receipt by the Holding Company of the Purchase Price therefor, each share of the Holding Company Common Stock will be fully paid and nonassessable.

         Preferred Stock. After the Merger, the Board of Directors of the Holding Company will be authorized to issue preferred stock in series and to fix and state the voting powers, designations, preferences and relative, participating, optional or other special rights of the shares of each such series and the qualifications, limitations and restrictions thereof. Preferred stock may rank prior to the Holding Company Common Stock as to dividend rights, liquidation preferences, or both, and may have full or limited voting rights. The holders of preferred stock will be entitled to vote as a separate class or series under certain circumstances, regardless of any other voting rights which such holders may have.

         Except as discussed above, the Holding Company has no present plans for the issuance of the additional authorized shares of Holding Company Common Stock or for the issuance of any shares of preferred stock. In the future, the authorized but unissued and unreserved shares of Holding Company Common Stock will be available for general corporate purposes including but not limited to possible issuance as stock dividends or stock splits, in future mergers or acquisitions, under a cash dividend reinvestment and stock purchase plan, in a future underwritten or other public offering, or under an employee stock ownership plan. The authorized but

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



unissued shares of preferred stock will similarly be available for issuance in future mergers or acquisitions, in a future underwritten public offering or private placement or for other general corporate purposes. Except as described above or as otherwise required to approve the transaction in which the additional authorized shares of Holding Company Common Stock or authorized shares of preferred stock would be issued, no shareholder approval will be required for the issuance of these shares. Accordingly, the Board of Directors of the Holding Company, without shareholder approval, can issue preferred stock with voting and conversion rights which could adversely affect the voting power of the holders of Holding Company Common Stock.

         Restrictions on Acquisitions. See "Restrictions on Acquisitions of Stock and Related Takeover Defensive Provisions" for a description of certain provisions of the Holding Company's certificate of incorporation and bylaws which may affect the ability of the Holding Company's shareholders to participate in certain transactions relating to acquisitions of control of the Holding Company.

         Dividends. Upon consummation of the purchase of all of First Federal's outstanding First Federal Common Stock, the Holding Company's only assets will be First Federal common stock, and a portion of the proceeds from the Offering. Dividends from First Federal will be an important source of income for the Holding Company. Should First Federal elect or be required by its regulators to retain its income, the ability of the Holding Company to pay dividends to its own shareholders may be adversely affected. Furthermore, if at any time in the future the Holding Company owns less than 80% of the outstanding stock of First Federal, certain tax benefits under the Code as to inter-company distributions will not be fully available to the Holding Company and it will be required to pay federal income tax on a portion of the dividends received from First Federal, thereby reducing the amount of income available for distribution to the shareholders of the Holding Company. For further information concerning the ability of First Federal to pay dividends to the Holding Company, see "Dividend Policy," "Regulation - Regulatory Capital Requirements" and " -- Limitation on Dividends and Other Capital Distributions."


                          DESCRIPTION OF THE DEBENTURES


         The Debentures are to be issued  pursuant to an Indenture,  dated as of
________,   1997  (the   "Indenture"),   between   the   Holding   Company   and
_____________________________, as Trustee (the "Trustee").

         The following is a summary of the material terms of the Debentures and the Indenture. This summary is qualified in its entirety by reference to all of the provisions of the Indenture, including the definitions therein of certain terms. The following summary does not purport to be complete and should be read in conjunction with the Indenture. Wherever particular sections or defined terms of the Indenture are referred to, such sections or defined terms are incorporated herein by reference, and the statements made herein are qualified in their entirety by such reference. Capitalized terms not otherwise defined in this section of the Prospectus shall have the meanings ascribed to them in the Indenture. In this regard, the term "Holding Company" in this section of the Prospectus refers to The Bryan - College Station Financial Holding Company on an unconsolidated basis. The form of Indenture and the Debentures have been filed with the Commission as an exhibit to the Registration Statement of which this Prospectus is a part. Copies of the Indenture may be obtained from the Underwriters.

GENERAL

         The Debentures will be unsecured subordinated obligations of the Holding Company, will be limited to an aggregate principal amount of $__________ and will mature on __________, 2002. The Debentures will bear interest at the rate per annum shown on the front cover of this Prospectus from __________, 1997 or from the most recent Interest Payment Date to which interest has been paid or provided for, payable quarterly on the 15th calendar day of July, October, January and April of each year (or the next succeeding business day if the 15th calendar day is not a business day), commencing July 15, 1997, to the Person in whose name the Debenture (or any predecessor Debenture) is registered at the close of business on the Regular Record Date for such interest, which shall be ______ or ___________ (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date.

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         Principal of and premium,  if any, and interest on the Debentures  will be payable at the office or agency of the Holding Company in Bryan, Texas, and the transfer of Debentures will be registrable at the offices of the Trustee in _______, ________. In addition, payment of interest may, at the option of the Holding Company, be made by check mailed to the address of the Person entitled thereto as it appears in the Security Register.

         The Debentures will be issued only in fully registered form, without coupons, in denominations of $1,000 and any integral multiple thereof. No service charge will be made for any registration of transfer or exchange of Debentures, but the Holding Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

         Because the Holding Company is a holding company, its rights and the rights of its creditors, including the Holders of the Debentures, to participate in the assets or earnings of any Subsidiary through the payment of dividends or otherwise will be subject to the prior claims of the Subsidiary's creditors, except to the extent that the Holding Company may itself be a creditor with recognized claims against the Subsidiary.

SUBORDINATION

         The payment of the principal and premium, if any, and interest on, the Debentures will, to the extent set forth in the Indenture, be subordinated in right of payment to the prior payment in full of all Senior Indebtedness (as defined). In certain events of insolvency, the payment of the principal of and interest on the Debentures will, to the extent set forth in the Indenture, also be effectively subordinated in right of payment to the prior payment in full of all General Obligations (as defined). Upon any payment or distribution of assets to creditors upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshalling of assets or any bankruptcy, insolvency or similar proceedings of the Holding Company, the holders of all Senior Indebtedness will first be entitled to receive payment in full of all amounts due thereon before the Holders of the Debentures will be entitled to receive any payment in respect of the principal of or premium, if any, or interest on, the Debentures. If, upon any such payment or distribution of assets to creditors, there remains, after giving effect to such subordination provisions in favor of the holders of Senior Indebtedness, any amount of cash, property or securities available for payment or distribution in respect of Debentures (as defined in the Indenture, "Excess Proceeds") and if, at such time, any creditors in respect of General Obligations have not received payment in full of all amounts due or to become due on or in respect of such General Obligations, then such Excess Proceeds shall first be applied to pay or provide for the payment in full of such General Obligations before any payment or distribution may be made in respect of the Debentures. In the event of the acceleration of the maturity of any Debentures, the holders of all Senior Indebtedness will first be entitled to receive payment in full of all amounts due or to become due thereon before the Holders of Debentures will be entitled to receive any payment upon the principal of or premium, if any, or interest on, the Debentures. No payments on account of principal, premium, if any, or interest, in respect of the Debentures may be made if there shall have occurred and be continuing a default in any payment with respect to Senior Indebtedness or an event of default with respect to any Senior Indebtedness permitting the holders thereof to accelerate the maturity thereof.

         By reason of such subordination, in the event of insolvency, creditors of the Holding Company who are not holders of Senior Indebtedness or of the Debentures may recover less, ratably, than holders of Senior Indebtedness and may recover more, ratably, than the Holders of Debentures.

         "Senior Indebtedness" is defined to mean the principal of (and premium, if any) and interest on the following, whether outstanding at the date of execution of the Indenture or thereafter incurred, assumed or created: (a) indebtedness of the Holding Company for money borrowed or purchased, similar obligations arising from off-balance- sheet guarantees and direct credit substitutes, and obligations associated with derivative products such as interest and foreign exchange rate contracts, commodity contracts, and similar arrangements, and (b) any deferrals, renewals, extensions and refundings of any such Senior Indebtedness; other than (i) any indebtedness or obligation as to which, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is expressly provided that such obligation (A) is not Senior Indebtedness with respect

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to the  Debentures  or (B)  ranks  pari  passu  with  the  Debentures  and  (ii)
indebtedness evidenced by the Debentures.

         "General Obligations" means all obligations of the Holding Company to make payment on account of claims of general creditors, other than (A) obligations on account of Senior Indebtedness and (B) obligations on account of the Debentures and indebtedness for money borrowed ranking pari passu with or subordinate to the Debentures. "Claim" shall have the meaning assigned thereto in Section 101(5) of the Bankruptcy Code of 1978, as amended to the date of the Indenture. The term "indebtedness for money borrowed" when used with respect to the Holding Company is defined to mean any obligation of, or any obligation guaranteed by, the Holding Company for the repayment of borrowed money, whether or not evidenced by bonds, debentures, notes or other written instruments.

         As of September 30, 1996, the Holding Company had no Senior Indebtedness and no General Obligations outstanding. The Holding Company may from time to time incur additional indebtedness constituting Senior Indebtedness. The Indenture does not prohibit or limit the incurrence of additional Senior Indebtedness and General Obligations.

         The subordination provisions of the Indenture described herein are intended for the benefit of holders of Senior Indebtedness and are not intended for the benefit of creditors in respect of General Obligations. The Holding Company and the Trustee may amend the Indenture to reduce or eliminate the rights of creditors in respect of General Obligations without the consent of such creditors or the Holders of Debentures.

LIMITATIONS ON DIVIDENDS, REDEMPTIONS, ETC.

         The Indenture provides that the Holding Company will not (i) declare or pay any dividend or make any other distribution on any Junior Securities, except dividends or distributions payable in Junior Securities, or (ii) purchase, redeem or otherwise acquire or retire for value any Junior Securities, except Junior Securities acquired upon conversion thereof into other Junior Securities, or (iii) permit a Subsidiary to purchase, redeem or otherwise acquire or retire for value any Junior Securities if, at the time such dividend, distribution, purchase, redemption or other acquisition is effected, a default in the payment of any interest upon any Debenture when it becomes due and payable or a default in the payment of the principal of (or premium, if any, on) any Debenture at its Maturity shall have occurred and be continuing.

         The term "Junior Securities" means (i) shares of Holding Company Common Stock, (iii) any other non- debt securities of the Holding Company (whether or not such other securities are convertible into Junior Securities), or (iv) debt securities of the Holding Company (other than the Debentures) as to which, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such debt securities are not Senior Indebtedness with respect to, or do not rank pari passu with, the Debentures.

EVENTS OF DEFAULT

         The Indenture defines an Event of Default with respect to the Debentures as any one of the following events: (i) certain events of bankruptcy of the Holding Company or receivership of any Major Depository Institution Subsidiary (as defined in the Indenture); (ii) default for 30 days in payment of interest on any Debenture; (iii) default in payment of principal of (or premium, if any, on) any Debenture when the same shall become due and payable, whether at Stated Maturity, by acceleration or otherwise; (iv) failure by the Holding Company for 60 days after due notice to remedy a default in performance or the breach of any material representation, covenant or warranty in the Indenture; or
(v)(A) failure by the Holding Company or any Subsidiary to pay indebtedness for money borrowed in an aggregate principal amount exceeding $1.0 million when due or upon the expiration of any applicable period of grace with respect to such principal amount; or (B) acceleration of the maturity of any indebtedness of the Holding Company or any Subsidiary for borrowed money in excess of $1.0 million if such failure to pay or acceleration results from a default under the instrument giving rise to, or securing, such indebtedness and is not annulled within 10 days after due notice has been given, unless the validity of such default is contested by the Holding Company in good faith by appropriate proceedings.

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First Federal Savings Bank will currently be upon consummation of the Merger the only Major Depository Institution Subsidiary of the Holding Company. If any Event of Default occurs and is continuing, either the Trustee or the Holders of not less than 25% in principal amount of the outstanding Debentures may declare the principal amount of all Debentures to be due and payable immediately, but upon certain conditions such declaration may be rescinded and annulled and past defaults may be waived by the Holders of a majority in principal amount of the Outstanding Debentures on behalf of the Holders of all Debentures. In case an Event of Default shall occur and be continuing, the Trustee may in its discretion proceed to protect and enforce its rights and the rights of the Holders by such appropriate judicial proceedings as the Trustee deems most effectual. The Indenture does not contain any provisions that would provide protection to Holders of the Debentures against a sudden and significant decline in credit quality of the Holding Company, resulting from any takeover, recapitalization or similar restructuring of the Holding Company.

         The Indenture provides that the Trustee will give to the Holders of the Outstanding Debentures notice of any default known to it if uncured or not waived; provided, however, that such notice shall not be given until at least 30 days after the occurrence of a default with respect to the Outstanding Debentures. The term "default", with respect to the Outstanding Debentures for the purpose only of this provision, means the happening of any event which is, or after notice or lapse of time or both would become, an Event of Default.

         The Indenture provides that, subject to the duty of the Trustee during default to act with the required standard of care, the Trustee will not be under an obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable security or indemnity. The Indenture provides that the Holders of a majority in principal amount of the Outstanding Debentures may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or other power conferred on the Trustee, provided that the Trustee may decline to act if such direction is contrary to law or the Indenture and may take other action deemed proper that is not inconsistent with such direction.

         The Indenture includes a covenant that the Holding Company will file annually with the Trustee a certificate of no default, or specifying any default that exists.

CONSOLIDATION, MERGER AND SALES OF ASSETS

         The Holding Company, without the consent of the Holders of any of the Debentures under the Indenture, may consolidate with or merge into any other Person or convey, transfer or lease its properties and assets substantially as an entirety to any Person, provided that: (i) the successor is a Person organized and validly existing under the laws of any domestic jurisdiction; (ii) the successor Person, if other than the Holding Company, assumes the Holding Company's obligations with respect to the Debentures and under the Indenture,
(iii) after giving effect to the transaction, no default, and no event which, after notice or lapse of time or both would become a default, shall have occurred and be continuing; and (iv) certain other conditions are met.

LIMITATION ON SUITS

         No Holder of any Debenture shall have the right to institute any proceeding, judicial or otherwise, with respect to the Indenture, or for the appointment of a receiver or trustee, or for any other remedy under the Indenture, unless: (i) such Holder has previously given written notice to the Trustee of a continuing default; (ii) the Holders of not less than 25% in principal amount of the Outstanding Debentures shall have made written request to the Trustee to institute proceedings in respect of such Default; (iii) such Holder(s) shall have offered to the Trustee reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request;
(iv) the Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and (v) no direction inconsistent with such written request has been given to the Trustee during such 60-day period by the Holders of a majority in principal amount of the Outstanding Debentures.

MODIFICATION AND WAIVER

         Modifications and amendments of the Indenture may be made by the Holding Company and the Trustee with the consent of the Holders of not less than 66-2/3% in principal amount of the Outstanding Debentures; provided, however, that no such modification or amendment may, without the consent of the Holding Company and the Holder of each Outstanding Debenture affected thereby, (i) change the Stated Maturity of the principal of, or any installment of interest on, any Debenture, (ii) reduce the principal amount of, or the premium or interest on, any Debenture, (iii) change the place or currency of payment of principal of, or premium or rate of interest on, any Debenture, (iv) impair the right to institute suit for the enforcement of any payment on or with respect to any Debenture, (v) adversely affect the right to convert Debentures, (vi) modify the subordination provisions in a manner adverse to the Holders of the Debentures, (vii) reduce the above-stated percentage of Outstanding Debentures necessary to modify or amend the Indenture or (viii) reduce the percentage of aggregate principal amount of Outstanding Debentures necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults.

         The Holders of not less than a majority in principal amount of the Outstanding Debentures may on behalf of the Holders of all of the Debentures waive any past default under the Indenture, except a default in the payment of principal of (or premium, if any) or interest on any Debenture.



                             DESCRIPTION OF WARRANTS


         Each Unit issued in this Offering will contain nine Warrants, each of which will entitle the holder thereof to purchase one share of the Holding Company's Common Stock at an exercise price of $12.50 at any time prior to 5:00 p.m., Eastern Time on _______, 2002. The number of shares purchasable upon exercise of the Units and the exercise price shall be subject to adjustment to reflect among other things, stock dividends on or stock splits of the Holding Company Common Stock or reclassification of its shares of Holding Company Common Stock. In such situation, the number of shares purchasable upon exercise will be adjusted so that the Warrant holder shall be entitled to receive the kind and number of shares which the holder thereof would have owned or been entitled to receive after the occurrence of any of such events if the Units had been exercised prior thereto. The exercise price will be adjusted accordingly. It is not anticipated that the Units will be traded publicly, and therefore investors may experience substantial difficulty liquidating their investment in the Units. If a market should develop for the Units, the market price may be greater or less than the portion of each Unit's price which is attributable to the Warrants offered hereby. The Warrants have no value other than as the right to acquire Holding Company Common Stock at the exercise price. The Warrants do not confer upon the holders thereof any of the rights or privileges of a stockholder.
Accordingly, the Warrants do not entitle holders thereof to receive any dividends, to vote, to call meetings or to receive any distribution upon a liquidation of the Company. The Holding Company has authorized and reserved for issuance a number of shares of Holding Company Common Stock sufficient to provide for the exercise of the rights represented by the Warrants. Shares issued upon exercise of the Warrants will be fully paid and nonassessable. Warrants not exercised prior to 5:00 p.m., Central Time, on ___________, 2002 shall become null and void.

         The Warrants may be exercised during the exercise period stated above by delivery of the Warrant Certificate, with the subscription form on the reverse side of the Warrant Certificate fully executed, to the Holding Company with a check payable to the Holding Company in an amount equal to the Warrant exercise price multiplied by the number of shares of Holding Company Common Stock being purchased. The Holding Company or its transfer agent will issue a new Warrant Certificate representing the unexercised but not expired Warrants. The Warrants will be detachable and may trade separately from the Debentures.

         A complete statement of the terms and conditions pertaining to the Warrants is contained in the Warrant Certificate, copies of which can be obtained from the Holding Company. The description contained in this Prospectus is qualified in its entirety by the text of the Warrant Certificate.

                        FEDERAL INCOME TAX CONSIDERATIONS


INTEREST

         Interest paid on the Debentures will be taxable as ordinary income.

REDEMPTION

         Upon a redemption of the Debentures, an original holder will recognize gain or loss equal to the difference between the amount of cash received (other than cash received on account of accrued interest) and the holder's tax basis in the Debentures received. Such gain or loss will be capital gain or loss, provided that the Debentures were held as capital assets, and will be long-term gain or loss if the Debentures were held for more than one year.

SALE OR EXCHANGE

         The sale or exchange of Debentures or Holding Company Common Stock to or with a person other than the Holding Company will result in the recognition of gain or loss equal to the difference between the consideration received (i.e., cash plus the fair market value of other property) and the holder's tax basis in such Debentures or Holding Company Common Stock. Such gain or loss will be capital gain or loss, if the Debentures were held as capital assets, and will be long-term if the holding period for such Debentures or Holding Company Common Stock exceeds one year.

BACKUP WITHHOLDING

         Holders of Debentures may be subject to backup withholding on interest and on the proceeds of any redemption or other disposition of Debentures. Generally, backup withholding applies only when the taxpayer fails to furnish or certify a proper taxpayer identification number or when the taxpayer is notified by the Internal Revenue Service that the taxpayer has failed to report payments of interest or dividends properly. Holders should consult their own tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining any applicable exemption.


                                  LEGAL MATTERS


         The legality of the Holding Company Common Stock and Debentures will be passed upon for the Holding Company by Silver, Freedman & Taff, LLP (a partnership including professional corporations), 1100 New York Avenue, N.W., Washington, D.C., special counsel to First Federal. Silver, Freedman & Taff, LLP has consented to the reference herein to its opinion. Certain legal matters will be passed upon for Hoefer & Arnett by Bracewell & Patterson, LLP, Houston, Texas.

                                     EXPERTS


         The Consolidated Financial Statements of First Federal Savings Bank of Bryan and its subsidiary as of September 30, 1994, 1995 and 1996 and for each of the years in the three year period ended September 30, 1996 included in this Prospectus/Proxy Statement have been audited by Crowe, Chizek and Company LLP, independent certified public accountants. Such Consolidated Financial Statements have been included herein in reliance upon the report of Crowe, Chizek and Company LLP, appearing elsewhere herein, and upon the au thority of such firm as experts in accounting and auditing.

                           FIRST FEDERAL SAVINGS BANK

                   Index to Consolidated Financial Statements


                                                                    Page
                                                                    ----

Report of Independent Auditors................................      F-2

Consolidated Statements of Financial Condition
September 30, 1994 and 1995......................................   F-4

Consolidated Statements of Income
Years ended September 30, 1994, 1995 and 1996....................   F-5

Consolidated Statements of Stockholders' Equity
Years ended September 30, 1994, 1995 and 1996.....................  F-5

Consolidated Statements of Cash Flows
Years ended September 30, 1994, 1995 and 1996.....................  F-6

Notes to Consolidated Financial Statements
Years Ended September 30, 1994, 1995 and 1996.....................  F-8


         All schedules are omitted because the required information is not applicable or is included in the Consolidated Financial Statements and related Notes.


         FINANCIAL STATEMENTS OF THE HOLDING COMPANY HAVE NOT BEEN PROVIDED BECAUSE THE BRYAN-COLLEGE STATION FINANCIAL HOLDING COMPANY HAS NOT CONDUCTED ANY OPERATIONS TO DATE AND HAS NOT BEEN CAPITALIZED.

                         REPORT OF INDEPENDENT AUDITORS


The Board of Directors
First Federal Savings Bank
Bryan, Texas


We have audited the accompanying consolidated statements of financial condition of First Federal Savings Bank and its wholly-owned subsidiary, First Service Corporation of Bryan, as of September 30, 1996 and 1995 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 1996. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Federal Savings Bank and its wholly-owned subsidiary, First Service Corporation of Bryan, as of September 30, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 1996 in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Bank changed its method of accounting for securities for the year ended September 30, 1995.


                                  /s/ Crowe, Chizek and Company LLP

                                  Crowe, Chizek and Company LLP

Oak Brook, Illinois
November 9, 1996

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                           September 30, 1996 and 1995
                         In thousands, except share data

-------------------------------------------------------------------------------------------------------------------
                                                                                        1996            1995
                                                                                        ----            ----
ASSETS
Cash and due from banks                                                             $     1,661    $     1,275
Interest-bearing deposits in other financial institutions                                 1,145          5,666
                                                                                    -----------    -----------
     Total cash and cash equivalents                                                      2,806          6,941

Securities held-to-maturity (fair value:
  1996 - $1,000; 1995 - $988) (Note 2)                                                    1,000          1,000
Mortgage-backed securities held-to-maturity (fair value:
  1996 - $1,261; 1995 - $2,247) (Note 2)                                                  1,292          2,278
Loans held for sale, net of unrealized loss of $14 in 1996
  and 1995                                                                                  419          1,840
Loans receivable, net (Note 3)                                                           49,160         46,765
Federal Home Loan Bank stock                                                                845            796
Foreclosed real estate (Note 5)                                                             577            130
Premises and equipment (Note 6)                                                             924          1,034
Accrued interest receivable                                                                 329            377
Other assets                                                                                245            271
                                                                                    -----------    -----------

                                                                                    $    57,597    $    61,432
                                                                                    ===========    ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities
     Deposits (Note 7)                                                              $    51,677    $    54,939
     Advance payments by borrowers for insurance and taxes                                  783            910
     Advance from Federal Home Loan Bank (Note 8)                                             -          1,088
     Deferred income taxes (Note 12)                                                         86            146
     Accrued interest payable and other liabilities                                         735            179
                                                                                    -----------    -----------
                                                                                         53,281         57,262

Commitments and contingent liabilities (Note 11)

Stockholders' equity (Note 10)
     Preferred  stock - par value  $.01 per  share  (liquidation  preference  of
       $873,000); authorized 200,000 shares,
       issued 87,263 shares                                                                   1              1
     Common stock - par value $.01 per share; authorized
       433,000 shares, issued 239,612 and 228,282 shares at
       September 30, 1996 and 1995, respectively                                              2              2
     Additional paid-in capital                                                           2,743          2,630
     Retained earnings, substantially restricted                                          1,570          1,537
                                                                                    -----------    -----------
                                                                                          4,316          4,170
                                                                                    -----------    -----------

                                                                                    $    57,597    $    61,432
                                                                                    ===========    ===========

                                      F-2

                       CONSOLIDATED STATEMENTS OF INCOME
                 Years ended September 30, 1996, 1995, and 1994
                      In thousands, except per share data

-------------------------------------------------------------------------------------------------------------------
                                                                         1996           1995            1994
                                                                         ----           ----            ----
Interest income
     Loans                                                           $     4,407    $     4,187    $     3,619
     Securities                                                               46             42             33
     Mortgage-backed securities                                               99            162            205
     Other                                                                   276            307            163
                                                                     -----------    -----------    -----------
         Total interest income                                             4,828          4,698          4,020

Interest expense
     Deposits                                                              2,358          2,146          1,701
     Other borrowings                                                          5            148             57
                                                                     -----------    -----------    -----------
         Total interest expense                                            2,363          2,294          1,758
                                                                     -----------    -----------    -----------


NET INTEREST INCOME                                                        2,465          2,404          2,262

Provision for loan losses (Note 3)                                           (52)            27           (401)
                                                                     -----------    -----------    -----------


NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                        2,517          2,377          2,663

Noninterest income
     Service charges                                                         527            355            202
     Gain on sale of loans (Note 4)                                          125            109            501
     Gain on sale of mortgage servicing rights (Note 4)                      205            104            407
     Gain on sale of mortgage-backed securities (Note 2)                      13              -              -
     Operation of foreclosed real estate                                      (9)            (2)             -
     Other                                                                    12             26             14
                                                                     -----------    -----------    -----------
         Total noninterest income                                            873            592          1,124

Noninterest expense
     Compensation and benefits                                             1,337          1,284          1,569
     Occupancy and equipment expense                                         335            298            282
     SAIF special assessment                                                 333              -              -
     Federal insurance premiums                                              125            116            134
     Net loss on real estate owned, including
       provision for losses                                                    8             12             19
     Loan expense                                                             33             61            120
     Office supplies                                                          73             85            100
     Professional fees                                                       179            167            196
     Advertising                                                              57             55             73
     Data processing                                                         148            111            132
     Telephone                                                                57             57             45
     Other                                                                   363            402            426
                                                                     -----------    -----------    -----------
         Total noninterest expense                                         3,048          2,648          3,096
                                                                     -----------    -----------    -----------

                       CONSOLIDATED STATEMENTS OF INCOME
                 Years ended September 30, 1996, 1995, and 1994
                      In thousands, except per share data

-------------------------------------------------------------------------------------------------------------------
                                                                         1996          1995             1994
                                                                         ----          ----             ----
INCOME BEFORE INCOME TAX EXPENSE                                     $       342    $       321    $       691

Income tax expense (Note 12)                                                 108            110            234
                                                                     -----------    -----------    -----------


NET INCOME                                                           $       234    $       211    $       457
                                                                     ===========    ===========    ===========

Earnings per common share (Note 1)                                   $   .61        $    .52       $   1.54


                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 Years ended September 30, 1996, 1995, and 1994
                       In thousands, except per share data

-------------------------------------------------------------------------------------------------------------------
                                                                      Additional
                                       Preferred        Common          Paid-In         Retained
                                         Stock           Stock          Capital         Earnings        Total
                                      -----------    -----------     -----------    -----------    -----------
Balance at
  September 30, 1993                  $         1    $         2     $     2,419    $     1,255    $     3,677

Issuance of 10,321
  common shares as
  5% stock dividend                             -              -             103           (103)             -

Net income                                      -              -               -            457            457

Dividends
  ($1.00 per
  preferred share)                              -              -               -            (87)           (87)
                                      -----------    -----------     -----------    -----------    -----------


Balance at
  September 30, 1994                            1              2           2,522          1,522          4,047

Issuance of 10,802
  common shares as
  5% stock dividend                             -              -             108           (108)             -

Net income                                      -              -               -            211            211

Dividends ($1.00 per
  preferred share)                              -              -               -            (88)           (88)
                                      -----------    -----------     -----------    -----------    -----------


Balance at
  September 30, 1995                            1              2           2,630          1,537          4,170

Issuance of 11,330
  common shares as
  5% stock dividend                             -              -             113           (113)             -

Net income                                      -              -               -            234            234

Dividends ($1.00 per
  preferred share)                              -              -               -            (88)           (88)
                                      -----------    -----------     -----------    -----------    -----------


Balance at
  September 30, 1996                  $         1    $         2     $     2,743    $     1,570    $     4,316
                                      ===========    ===========     ===========    ===========    ===========



          See accompanying notes to consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 Years ended September 30, 1996, 1995, and 1994
                                  In thousands

-------------------------------------------------------------------------------------------------------------------
                                                                      1996            1995            1994
                                                                      ----            ----            ----
CASH FLOWS FROM OPERATING ACTIVITIES
     Net income                                                  $        234     $        211    $        457
     Adjustments to reconcile net income to net cash
       provided by operating activities
         Depreciation                                                     167              154             118
         Amortization of premiums and discounts
           on mortgage-backed securities, net                               5                2               -
         Proceeds from sale of mortgage loans                          13,839           81,838          86,336
         Origination of loans held for sale                           (12,293)         (81,423)        (81,441)
         Market value adjustment of loans held-for-sale                     -              (32)             46
         Change in deferred loan origination fees                         (41)             (62)            (32)
         Change in deferred income taxes                                  (60)              38             155
         Change in deferred gain on real estate owned                       -              (10)              -
         Net (gains) losses on sales of
              Real estate owned                                             1                9               7
              Mortgage-backed securities                                  (13)               -               -
              Mortgage loans                                             (125)            (109)           (501)
              Mortgage servicing rights                                  (205)            (104)           (407)
         Provision for losses on loans and real
           estate owned                                                   (45)              30            (389)
         Federal Home Loan Bank stock dividend                            (49)             (48)            (31)
         Change in
              Accrued interest receivable                                  48              (71)            (23)
              Other assets                                                 26              397            (434)
              Accrued interest payable and other
                liabilities                                               556              (26)           (121)
                                                                 ------------     ------------    ------------
                  Net cash provided by operating
                    activities                                          2,045              794           3,740

CASH FLOWS FROM INVESTING ACTIVITIES
     Net increase in loans receivable                                  (2,677)          (5,690)         (6,134)
     Principal payments on mortgage-backed
       securities                                                         418              413           1,748
     Proceeds from sale of mortgage-backed securities                     576                -               -
     Proceeds from sale of mortgage servicing rights                      205              104             407
     Capital expenditures on premises and
       equipment, net                                                     (57)            (231)           (589)
     Capital expenditures on foreclosed real estate                       (83)             (32)              -
     Proceeds from sale of real estate owned                                3                3              90
                                                                 ------------     ------------    ------------
         Net cash used in investing activities                         (1,615)          (5,433)         (4,478)


          See accompanying notes to consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 Years ended September 30, 1996, 1995, and 1994
                                  In thousands

-------------------------------------------------------------------------------------------------------------------
                                                                       1996           1995             1994
                                                                       ----           ----             ----
CASH FLOWS FROM FINANCING ACTIVITIES
     Net increase (decrease) in deposits                         $     (3,262)    $      4,093    $      3,534
     Net increase (decrease) in advance payments
       by borrowers for insurance                                        (127)              49             127
     Proceeds from other borrowings                                         -            1,088               -
     Repayment of other borrowings                                     (1,088)               -            (500)
     Dividends paid on preferred stock                                    (88)            (110)            (65)
                                                                 ------------     ------------    ------------
         Net cash provided by (used in) financing
           activities                                                  (4,565)           5,120           3,096
                                                                 ------------     ------------    ------------

Increase (decrease) in cash and cash equivalents                       (4,135)             481           2,358

Cash and cash equivalents at beginning of year                          6,941            6,460           4,102
                                                                 ------------     ------------    ------------

CASH AND CASH EQUIVALENTS AT END OF YEAR                         $      2,806     $      6,941    $      6,460
                                                                 ============     ============    ============


Supplemental disclosures of cash flow information
     Cash paid during the year for
         Interest                                               $       2,369      $     2,288      $    1,755
         Income taxes paid (received)                                     139              (98)            232

Supplemental disclosure of noncash investing
  activities
     Net transfer between loans and real estate
       acquired through foreclosure                                      (375)             (17)             (8)
     Cash dividends declared, not paid                                      -                -              22
     Transfer of investment and mortgage-backed
       securities to held-to-maturity upon adoption
       of SFAS No. 115                                                      -            3,693               -
     Transfer of securities to available-for-sale at
       fair value                                                         563                -               -


          See accompanying notes to consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation: The accompanying consolidated financial statements include the accounts of First Federal Savings Bank and its wholly-owned subsidiary, First Service Corporation of Bryan. All significant intercompany balances and transactions have been eliminated.

Business: First Federal Savings Bank (the Bank) is a federally chartered savings bank and member of the Federal Home Loan Bank (FHLB) system which maintains insurance on deposit accounts with the Savings Association Insurance Fund (SAIF) of the Federal Deposit Insurance Corporation.

Operations: The Bank makes residential, commercial real estate and consumer loans primarily in Brazos County of Texas. Substantially all loans are secured by specific items of collateral, including real estate, residences, and consumer assets.

Use of Estimates in the Preparation of Financial Statements: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Securities: Effective October 1, 1994, the Bank adopted the provisions of Statement of Financial Accounting Standards No. 115 (SFAS No. 115), "Accounting for Certain Investments in Debt and Equity Securities". SFAS No. 115 requires corporations to classify debt securities as held-to-maturity, trading, or available-for-sale. Securities are classified as held-to-maturity when management has the intent and the Bank has the ability to hold those securities to maturity. Premiums and discounts are recognized in interest income using methods that approximate the level-yield method. Management classified all of the Bank's investments and mortgage-backed securities as held-to-maturity, therefore, the adoption of this statement did not have an effect on the financial position or operations of the Bank.

Loans Receivable: Loans receivable are stated at unpaid principal balances, less the allowance for loan losses, and deferred loan origination fees and discounts.

Allowance for Loan Losses: Because some loans may not be repaid in full, the Bank has established an allowance for loan losses. Increases to the allowance are recorded by a provision for loan losses charged to expense. Estimating the risk of the loss and the amount of loss on any loan is necessarily subjective. Accordingly, the allowance is maintained by management at a level considered adequate to cover possible losses that are currently anticipated based on past loss experience, general economic conditions, information about specific borrower situations including their financial position and collateral values, and other factors and estimates which are subject to change over time. While management may periodically allocate portions of the allowance for specific problem loan situations, the whole allowance is available for any loan charge-offs that occur. A loan is charged-off against the allowance by management as a loss when deemed uncollectible, although collection efforts continue and future recoveries may occur.

In May 1993, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 114 (SFAS No. 114), "Accounting by Creditors for Impairment of a Loan". SFAS No. 114 (as modified by No. 118), effective for the Bank beginning October 1, 1995, requires the measurement of impaired loans, based on the present value of expected cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of collateral if the loan is collateral dependent. Under this standard, loans considered to be impaired are reduced to the present value of expected future cash flows or to the fair value of collateral, by allocating a portion of the allowance for loan losses to such loans. If these allocations cause the allowance for loan losses to be increased, such increase is reported as a provision for loan losses. The effect of adopting SFAS No. 114 was not material to the Bank's consolidated financial position or results of operations during 1995.

Smaller balance homogeneous loans are defined as residential first mortgage loans secured by one-to-four family residences, residential construction loans, and share loans and are evaluated collectively for impairment. Commercial real estate loans are evaluated individually for impairment. Normal loan evaluation procedures, as described in the second preceding paragraph, are used to identify loans which must be evaluated for impairment. In general, loans classified as "doubtful" or "loss" are considered impaired while loans classified as "substandard" are individually evaluated for impairment. Depending on the relative size of the credit relationship, late or insufficient payments of 30 to 90 days will cause management to reevaluate the credit under its normal loan evaluation procedures. While the factors which identify a credit for consideration for measurement of impairment, or nonaccrual, are similar, the measurement considerations differ. A loan is impaired when the economic value estimated to be received is less than the value implied in the original credit agreement. A loan is placed in nonaccrual when payments are more than 90 days past due unless the loan is adequately collateralized and in the process of collection. Although impaired loan and nonaccrual loan balances are measured differently, impaired loan disclosures under SFAS Nos. 114 and 118 are not expected to differ significantly from nonaccrual and renegotiated loan disclosures.

Recognition of Income on Loans: Interest on loans is accrued over the term of the loans based on the principal balance outstanding. Where serious doubt exists as to the collectibility of a loan, the accrual of interest is discontinued.

Loan Fees and Costs: The Bank defers loan origination fees, net of certain direct loan origination costs. The net amount deferred is netted against loans in the balance sheet and is recognized in interest income as a yield adjustment over the contractual term of the loan, adjusted for prepayments.

Loan Sales: The Bank sells a portion of its mortgage loan production in the secondary market. The Bank obtains sales commitments on these loans immediately prior to making the origination commitment. Loans classified as held for sale are carried at the lower of cost or market value. Net unrealized losses are recognized by charges to income.

Premises and Equipment: The Bank's premises and equipment are stated at cost less accumulated depreciation. The Bank's premises and related furniture and equipment are depreciated using the straight-line method over their estimated useful lives. Maintenance and repairs are charged to expense, and improvements are capitalized.

Foreclosed Real Estate: Real estate acquired through foreclosure and similar proceedings is carried at the lower of cost (fair value of the asset at the date of foreclosure) or fair value less estimated costs to sell. Losses on disposition, including expenses incurred in connection with the disposition, are charged to operations. Valuation allowances are recognized when the fair value less selling expenses is less than the cost of the asset. Changes in the valuation allowance are charged or credited to income.

Statement of Cash Flows: Cash and cash equivalents are defined to include the Bank's cash on hand, demand balances, interest-bearing deposits with financial institutions and investments in certificates of deposit with original maturities of less than three months.

Income Taxes: The Bank records income tax expense based on the amount of taxes due on its tax return plus deferred taxes computed on the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, using enacted tax rates, in accordance with Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes".

Earnings Per Common Share: Earnings per share is calculated by dividing the net earnings (less preferred stock dividend) by the weighted average number of common shares outstanding and common stock equivalents attributable to outstanding stock options, when dilutive. The weighted average number of the Bank's shares of common stock used to calculate the 1996, 1995, and 1994 earnings per share was 239,612, after giving retroactive effect to the stock dividends.

Impact of New Accounting Standards: In March 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 121 (SFAS No. 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". SFAS No. 121 requires that the long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. However, SFAS No. 121 does not apply to financial instruments, core deposit intangibles, mortgage and other servicing rights, or deferred tax assets. The adoption of SFAS No. 121 had no material effect on the Bank's income or financial condition.

In May 1995, the FASB issued Statement of Financial Accounting Standards No. 122 (SFAS No. 122), "Accounting for Mortgage Servicing Rights". SFAS No. 122 requires an institution that purchases or originates mortgage loans and sells or securitizes those loans with servicing rights retained to allocate the total cost of the mortgage loans to the mortgage servicing rights and the loans (without the mortgage servicing rights) based on their relative fair values. In addition, institutions are required to assess impairment of the capitalized mortgage servicing portfolio based on the fair value of those rights. SFAS No. 122 is effective for fiscal years beginning after December 31, 1995. The adoption of this statement is not expected to have a material impact on the Bank's earnings or financial condition. As discussed below, SFAS No. 122 will be superseded by SFAS No. 125 after December 31, 1996.

In June 1996, the FASB released Statement of Financial Accounting Standards No. 125 (SFAS No. 125), "Accounting for Transfers and Extinguishments of Liabilities". SFAS No. 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. SFAS No. 125 requires a consistent application of a FINANCIAL-COMPONENTS APPROACH that focuses on control. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, and derecognizes liabilities when extinguished. SFAS No. 125 also supersedes SFAS No. 122 and requires that servicing assets and liabilities be subsequently measured by amortization in proportion to and over the period of estimated net servicing income or loss and requires assessment for asset impairment or increased obligation based on their fair values. SFAS No. 125 applies to transfers and extinguishments occurring after December 31, 1996 and early or retroactive application is not permitted. Management anticipates that the adoption of SFAS No. 125 will not have a material impact on the financial condition or operations of the Bank.

In November 1995, the FASB issued Statement of Financial Accounting Standards No. 123, (SFAS No. 123), "Accounting for Stock-Based Compensation". This statement establishes financial accounting standards for stock-based employee compensation plans. SFAS No. 123 permits the Bank to choose either a new fair value-based method or the current APB Opinion 25 intrinsic value-based method of accounting for its stock-based compensation arrangements.

SFAS No. 123 requires pro forma disclosures of net earnings and earnings per share computed as if the fair value-based method has been applied in financial statements of companies that continue to follow current practice in accounting for such arrangements under APB Opinion 25. SFAS No. 123 applies to all stock-based employee compensation plans adopted in years beginning after December 15, 1995 in which an employer grants shares of its stock or other equity instruments to employees except for employee stock ownership plans. The adoption of SFAS No. 123 is not expected to have a material impact on the Bank's earnings or financial condition.

Reclassifications: Certain reclassifications were made to the 1995 financial statements to make them comparable to the 1996 presentation.


NOTE 2 - SECURITIES

The amortized cost and fair values of securities held-to-maturity at September 30, are as follows (in thousands):

                                                                                1 9 9 6
                                                     ---------------------------------------------------------
                                                                         Gross          Gross
                                                       Amortized     Unrealized     Unrealized        Fair
                                                         Cost           Gains         Losses          Value
                                                     -----------     -----------    -----------    -----------
     U.S. government agency security                 $     1,000     $         -    $         -    $     1,000
                                                     ===========     ===========    ===========    ===========

     FHLMC certificates                              $       872     $         2    $       (31)   $       843
     FNMA certificates                                       420               3             (5)           418
                                                     -----------     -----------    -----------    -----------

                                                     $     1,292     $         5    $       (36)   $     1,261
                                                     ===========     ===========    ===========    ===========

                                                                                1 9 9 5
                                                     ---------------------------------------------------------
                                                                        Gross          Gross
                                                       Amortized     Unrealized     Unrealized         Fair
                                                         Cost           Gains         Losses           Value
                                                     -----------     -----------    -----------    -----------

     U.S. government agency security                 $     1,000     $         -    $       (12)   $       988
                                                     ===========     ===========    ===========    ===========

     GNMA certificates                               $        55     $         1    $         -    $        56
     FHLMC certificates                                    1,672              13            (41)         1,644
     FNMA certificates                                       551               4             (8)           547
                                                     -----------     -----------    -----------    -----------

                                                     $     2,278     $        18    $       (49)   $     2,247
                                                     ===========     ===========    ===========    ===========

On December 1, 1995, the Bank reclassified certain held-to-maturity securities as available-for-sale in accordance with "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities." The amortized cost and unrealized gain on the securities transferred were $563,000 and $13,000, respectively.

The $1,000,000 U.S. government agency security matures on October 1, 1996. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Mortgage-backed securities have varying maturities.

Gross sales of securities during 1996 totaled $576,000 with gross gains of $13,000. There were no sales of investment or mortgage-backed securities during 1995.


NOTE 3 - LOANS

Loans receivable at September 30 are summarized as follows:

                                                                      In thousands
                                                                  1996            1995
                                                               -----------    -----------
     First mortgage loans
         Principal balances:
              Secured by one-to-four-family residences         $    30,477    $    30,966
              Secured by other properties                            4,175          3,643
              Construction loans                                     4,365          4,261
                                                               -----------    -----------
                                                                    39,017         38,870
         Less:
              Undisbursed portion of loans                          (1,966)        (1,664)
              Net deferred loan origination fees                      (128)           (87)
              Deferred gain                                             (3)            (3)
                                                               -----------    -----------
                  Total first mortgage loans                        36,920         37,116

     Consumer and other loans
         Principal balances:
              Automobile loans                                       9,435          7,634
              Home equity and second mortgage                          151            193
              Loans secured by deposit accounts                        967            705
              Commercial loans                                         595            643
              Purchased automobile and lease pools                       -              4
              Other consumer loans                                   1,339            787
                                                               -----------    -----------
                  Total consumer and other loans                    12,487          9,966

         Less allowance for loan losses:                              (247)          (317)
                                                               -----------    -----------

                                                               $    49,160    $    46,765
                                                               ===========    ===========

A summary of the activity in the allowance for loan losses follows:

                                                                                   In thousands
                                                                        1996            1995            1994
                                                                     -----------    -----------    -----------
     Balance at beginning of year                                    $       317    $       313    $       339
     Provision charged to operations                                         (52)            27           (401)
     Charge-offs                                                             (23)           (27)           (39)
     Recoveries                                                                5              4            414
                                                                     -----------    -----------    -----------

         Balance at end of year                                      $       247    $       317    $       313
                                                                     ===========    ===========    ===========

The Bank recorded a recovery of $401,000 during 1994 primarily as a result of proceeds received from a lawsuit involving a previously charged-off pool of loans.

There were no impaired loans at September 30, 1996. Nonaccrual loans totaled approximately $56,000, $175,000, and $247,000 at September 30, 1996, 1995, and
1994, respectively. The approximate amounts of interest income that would have been recorded under the original terms of such loans and the interest income actually recognized for the years ended September 30, are summarized below:

                                                                                   In thousands
                                                                        1996            1995            1994
                                                                     -----------    -----------    -----------
     Interest that would have been recorded                          $         5    $        17    $        21
     Interest income recognized                                               (4)            (9)            (6)
                                                                     -----------    -----------    -----------

         Interest income foregone                                    $         1    $         8    $        15
                                                                     ===========    ===========    ===========

The largest portion of the Bank's loans are originated for the purpose of enabling borrowers to purchase residential real estate property secured by first liens on such property. At September 30, 1996, approximately 62% of the Bank's loans were secured by owner-occupied, one-to-four-family residential property. The Bank requires collateral on all loans and generally maintains loan-to-value ratios of 80% or less.

The Bank has granted loans to certain officers and directors of the Bank. Related-party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility. All loans are current in their contractual payments for both principal and interest.

Activity in the loan accounts of executive officers, directors, and principal shareholders is as follows:

                                                                                           In thousands
                                                                                       1996            1995
                                                                                       ----            ----
     Balance at beginning of year                                                   $       734    $       574
     Loans disbursed                                                                        566            223
     Principal repayments                                                                  (471)           (63)
     Change in persons classified as related parties                                       (130)             -
                                                                                    -----------    -----------

         Balance at end of year                                                     $       699    $       734
                                                                                    ===========    ===========


NOTE 4 - SECONDARY MORTGAGE MARKET OPERATIONS

The following summarizes the Bank's secondary mortgage market activities:

                                                                                  In thousands
                                                                        1996           1995           1994
                                                                     -----------    -----------    -----------
     Proceeds from sale of mortgage loans                            $    13,839    $    81,838    $    86,336
                                                                     ===========    ===========    ===========

     Gain on sale of mortgage loans                                  $       125    $       109    $       501
     Gain on sale of mortgage servicing rights                               205            104            407
                                                                     -----------    -----------    -----------

                                                                     $       330    $       213    $       908
                                                                     ===========    ===========    ===========

     Loans serviced for others                                       $       966    $     4,738    $     1,986
                                                                     ===========    ===========    ===========


NOTE 5 - FORECLOSED REAL ESTATE

Properties which the Bank has acquired in settlement of mortgage loans are as follows:

                                                                                          In thousands
                                                                                       1996           1995
                                                                                    -----------    -----------
     Total cost                                                                     $       584    $       133
     Allowance for losses                                                                    (7)            (3)
                                                                                    -----------    -----------

         Carrying amount                                                            $       577    $       130
                                                                                    ===========    ===========

Activity in the allowance for losses for foreclosed real estate is summarized below:

                                                                                  In thousands
                                                                        1996           1995           1994
                                                                     -----------    -----------    -----------
     Balance at beginning of year                                    $         3    $        19    $        18
     Provision charged to income                                               7              3             12
     Charge-offs, net of recoveries                                           (3)           (19)           (11)
                                                                     -----------    -----------    -----------

         Balance at end of year                                      $         7    $         3    $        19
                                                                     ===========    ===========    ===========


NOTE 6 - PREMISES AND EQUIPMENT

A summary of premises and equipment at September 30 is as follows:

                                                      In thousands
                                                  1996            1995
                                              -----------    -----------
     Land                                     $       235    $       235
     Buildings and improvements                       741            732
     Furniture and equipment                        1,007            954
                                              -----------    -----------
         Total cost                                 1,983          1,921
     Accumulated depreciation                      (1,059)          (887)
                                              -----------    -----------

                                              $       924    $     1,034
                                              ===========    ===========


NOTE 7 - DEPOSITS

Certificate of deposit accounts with a minimum denomination of $100,000 or more totaled $4,260,000 and $4,481,000 at September 30, 1996 and 1995, respectively.

At September 30, 1996, scheduled maturities of certificates of deposit are as follows:

               Year Ending                                  In Thousands
               -----------                                  ------------

          September 30, 1997                                 $    24,854
          September 30, 1998                                       5,810
          September 30, 1999                                       2,026
          September 30, 2000                                       2,121
          September 30, 2001 and thereafter                           75
                                                             -----------

                                                             $    34,886


NOTE 8 - OTHER BORROWINGS

Other borrowings at September 30, 1995 consist of a revolving line of credit with the Federal Home Loan Bank of Dallas (FHLB) to fund loans originated for sale by the Bank. The line is secured by the underlying loans and bears a variable interest rate which reprices daily. The interest rate at September 30, 1995 was 7.10%. This line was closed during 1996.


NOTE 9 - BENEFIT PLANS

During 1993, the Bank's Board of Directors adopted a stock option and incentive plan (the Plan) that was subsequently ratified by the stockholders. Under the Plan, options for 18,479 shares of common stock at $10.00 per share were granted to the directors and officers of the Bank. During the fiscal year 1996, 5,018 stock options expired due to the resignation of an officer and a director who did not exercise their options. At September 30, 1996, 13,461 options were outstanding.

The Bank has a defined benefit pension plan covering substantially all of the employees. The benefits are based on years of service and an employee's compensation during the highest five years out of the last ten years of employment. The Bank's funding policy is to contribute each year an amount which satisfies the regulatory funding standards. The contributions are invested in a Lincoln National Group Variable Annuity Contract.

The funded status of the plan is as follows:

                                                                                           In thousands
                                                                                           September 30,
                                                                                       1996            1995
                                                                                       ----            ----
     Accumulated benefit obligation, including vested
       benefits of $353 and $303, respectively                                      $      (385)   $      (339)
                                                                                    ===========    ===========

     Projected benefit obligation for service rendered to date                      $      (498)   $      (471)
     Plan assets at fair value (Lincoln National Group
       Variable Annuity Contract)                                                           333            296
                                                                                    -----------    -----------
     Projected benefit obligation in excess of plan assets                                 (165)          (175)
     Unrecognized transition obligation which is being
       recognized over 25 years                                                             118            125
     Unrecognized net loss                                                                   43             51
                                                                                    -----------    -----------

         Accrued pension (cost) benefit recorded on statement
           of financial condition                                                   $        (4)   $         1
                                                                                    ===========    ===========

In accordance with Statement of Financial Accounting Standards No. 87, the Bank has recorded an additional minimum liability to recognize a pension obligation equal to the unfunded accumulated benefit obligation (shown as accrued interest payable and other liabilities) with an equal amount reflected as an intangible asset.

                                                                                  In thousands
                                                                             Year ended September 30,
                                                                     -----------------------------------------
                                                                        1996           1995            1994
                                                                        ----           ----            ----
Net pension cost includes the following components:
     Service cost earned during the period                           $        73    $        40    $        34
     Interest cost                                                            25             28             25
     Actual return on plan assets                                            (16)           (13)           (14)
     Net amortization and deferral                                             7              7              6
                                                                     -----------    -----------    -----------

         Net periodic pension cost                                   $        89    $        62    $        51
                                                                     ===========    ===========    ===========

The assumptions used to develop the net periodic pension cost were:

     Discount rate                                                             7%            7%              7%
     Expected long-term rate of return on assets                               7%            7%              7%
     Rate of increase in compensation levels                                   5%            5%              5%


NOTE 10 - REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios of total and Tier I capital as defined in the regulations to risk-weighted assets as defined, and of Tier I capital to average assets as defined. As of September 30, 1996, the most recent notification from the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, Tier I leverage ratios. There are no conditions or events since that notification that management believes have changed the institution's category.

As of September 30, 1996, the Bank's total risk-based, Tier I risk-based, and Tier I leverage ratios exceeded the regulatory minimums for being considered well capitalized. The total risk-based capital ratio exceeded the well capitalized standard of 10.0% by 2.9% or approximately $123,000. Tier I risk-based capital was greater than the well capitalized minimum of 6.0% by 7.6% or approximately $328,000. The Tier I leverage ratio was 7.3%, approximately $97,000, greater than the well capitalized minimum of 5.0%.

Current regulations also require savings institutions to have minimum regulatory tangible capital equal to 1.5% of total assets, a core capital ratio of 3%, and a risk-based capital ratio equal to 8% of risk-adjusted assets as defined by regulation. The following is a reconciliation of the Bank's capital under generally accepted accounting principles (GAAP) to regulatory capital at September 30, 1996.

                                                                               % of
                                                   % of                      Adjusted                    % of Risk
                                     Tangible    Tangible        Core        Tangible      Risk-based    Adjusted
                                      Capital     Assets        Capital       Assets         Capital      Assets
                                    ---------    -------       ----------   --------      ----------    ----
    GAAP capital                    $   4,316    7.46%         $    4,316   7.46%         $    4,316    10.05%
    Regulatory general
      valuation allowances                  -          -                -          -             247     .57
                                    ---------    -------       ----------   --------      ----------    ----
    Regulatory capital -
      computed                          4,316    7.46               4,316    7.46              4,563    10.62
    Capital adequacy
      requirement                         868    1.50               1,736    3.00              3,347    8.00
                                    ---------    ----          ----------   -----         ----------    ----

       Excess regulatory
         capital over minimum       $   3,448    5.96%         $    2,580   4.46%         $    1,216    2.62%
                                    =========    ====          ==========   ====          ==========    ====

Accordingly, management considers the capital requirements to have been met. Regulations also include restrictions on loans to one borrower; certain types of investments and loans; loans to officers, directors, and principal shareholders; brokered deposits; and transactions with affiliates.

Federal  regulations  require the Bank to comply with a Qualified  Thrift Lender
(QTL) test which requires that 65% of assets be maintained in housing-related finance and other specified assets. If the QTL test is not met, limits are placed on growth, branching, new investments, FHLB advances, and dividends, or the institution must convert to a commercial bank charter. Management considers the QTL test to have been met.

In 1991, the Board of Directors of the Bank adopted a Plan of Conversion to convert from a federal mutual savings and loan association to a stock savings and loan association. On April 22, 1993, the Bank sold 207,159 shares of common stock at $10 per share and received proceeds of $1,549,000, net of conversion expenses, and sold 87,263 shares of Series A redeemable preferred stock at $10 per share and received proceeds of $873,000. Series A preferred stock has a $
 .01 par value, is nonvoting and entitles the holder to a $10 per share liquidation preference. The stock bears non-cumulative quarterly dividends at an annual rate of 10%. At the Bank's option, the stock can be redeemed after two years.


NOTE 11 - COMMITMENTS, CONTINGENT LIABILITIES AND CONCENTRATIONS

The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist of commitments to make loans and fund lines of credit and loans-in-process. The Bank's exposure to credit loss in the event of nonperformance by the other party to these financial instruments is represented by the contractual amount of these instruments. The Bank follows the same credit policy to make such commitments as it uses for on-balance-sheet items.

At September 30, these financial instruments are summarized as follows:

                                                       In thousands
                                                         Contract
                                                          Amount
                                                          ------
                                                    1996            1995
                                                    ----            ----
Financial instruments whose contract amounts
  represent credit risk:
    Commitments to make loans                     $ 5,651         $ 1,565
    Loans-in-process                                1,966           1,664
    Lines of credit                                   112           4,733
    Commitments to sell loans                         278           1,229
    Letters of credit                                 175              70

The Bank had $5,422,000 of fixed rate commitments to originate loans, ranging from 7.0% to 10.25% at September 30, 1996. The commitments have terms of 75 days. Since many commitments to make loans expire without being used, the amount above does not necessarily represent future cash commitments. Collateral may be obtained upon exercise of a commitment. The amount of collateral is determined by management and may include commercial and residential real estate and other business and consumer assets.

Financial instruments which potentially subject the Bank to concentrations of credit risk include interest-bearing deposit accounts in other financial institutions and loans. At September 30, 1996, the Bank had deposit accounts with balances totaling approximately $1,145,000 at the Federal Home Loan Bank of Dallas. Concentrations of loans are described in Note 3.

The Bank is, from time to time, a party to certain lawsuits arising in the ordinary course of its business. The Bank believes that none of these lawsuits would, if adversely determined, have a material adverse effect on its financial condition, results of operations, or capital.

During September 1996, the Bank entered into a noncancelable operating lease for office space relating to mortgage operations. The lease expires August 31, 1998 but has options for renewal through the year 2006. Projected minimum payments under the terms of the lease, not including insurance and maintenance, are $20,632 and $18,913 for years ended September 30, 1997 and 1998, respectively.

NOTE 11 - COMMITMENTS, CONTINGENT LIABILITIES AND CONCENTRATIONS
  (Continued)

The deposits of savings institutions such as the Bank are presently insured by the Savings Association Insurance Fund (SAIF), which, along with the Bank Insurance Fund (BIF), is one of the two insurance funds administered by the Federal Deposit Insurance Corporation (FDIC). However, it is not anticipated that SAIF will be adequately recapitalized until 2002, absent a substantial increase in premium rates or the imposition of special assessments or other significant developments, such as a merger of the SAIF and the BIF. Accordingly, a recapitalization plan was signed into law on September 30, 1996 which provides for a special assessment of an estimated .65% of all SAIF-insured deposit balances as of March 31, 1995. The Bank's liability for the special assessment, totaling approximately $217,000 net of taxes, was recorded in September 1996.


NOTE 12 - INCOME TAX EXPENSE

The provision for income tax expense consists of the following:

                                                                                    In thousands
                                                                                     Year Ended
                                                                                    September 30,
                                                                     ------------------------------------------
                                                                        1996            1995            1994
                                                                     -----------    -----------    -----------
     Current income tax expense                                      $       168    $        72    $        79
     Deferred income tax expense (benefit)                                   (60)            38            155
                                                                     -----------    -----------    -----------

                                                                     $       108    $       110    $       234
                                                                     ===========    ===========    ===========

The provision for income tax differs from that computed at the statutory corporate tax rate as follows:

                                                                                    In thousands
                                                                                     Year Ended
                                                                                    September 30,
                                                                     ------------------------------------------
                                                                        1996            1995            1994
                                                                     -----------    -----------    -----------
     Tax expense at statutory rate (34%)                             $       116    $       109    $       235
     Other tax effects                                                        (8)             1             (1)
                                                                     -----------    -----------    -----------

                                                                     $       108    $       110    $       234
                                                                     ===========    ===========    ===========

The Bank has qualified under provisions of the Internal Revenue Code which permit it to deduct from taxable income a provision for bad debts which differs from the provision charged to income in the financial statements. Retained earnings at September 30, 1996 include approximately $643,000, representing tax bad debt provisions through 1986, for which no deferred federal income tax liability has been recorded.

Tax legislation passed in August 1996 now requires all thrift institutions to deduct a provision for bad debts for tax purposes based on actual loss experience and recapture the excess bad debt reserve accumulated in the tax years after 1986. The related amount of deferred tax liability which must be recaptured is $124,000 and is payable over a six-year period, beginning in fiscal year 1997.

Deferred tax assets  (liabilities)  are  comprised of the following at September
30:

                                                                       In thousands
                                                                   1996           1995
                                                                   ----           ----
     Deferred loan fees                                         $       10     $        30
     SAIF assessment                                                   112               -
     Other                                                               1               -
                                                                ----------     -----------
         Total deferred tax assets                                     123              30

     Depreciation                                                      (23)            (36)
     Federal Home Loan Bank stock dividends                           (111)            (94)
     Loans, principally due to allowance for losses                    (75)            (46)
                                                                ----------     -----------
         Total deferred tax liabilities                               (209)           (176)
                                                                -----------    -----------

              Net deferred tax liabilities                      $      (86)    $      (146)
                                                                ===========    ===========

Management has not recorded a valuation allowance based on previous taxes paid and its estimate of future taxable income.

NOTE 13 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The   approximate   carrying  amount  and  estimated  fair  value  of  financial instruments is as follows:

                                                                             September 30, 1996
                                                                      -------------------------------
                                                                        Approximate
                                                                         Carrying          Estimated
                                                                          Amount          Fair Value
                                                                          ------          ----------
     Financial assets
         Cash and cash equivalents                                       $     2,806    $     2,806
         Securities                                                            2,292          2,261
         Loans, net of allowance for loan losses                              49,160         49,537
         Loans held for sale                                                     419            419
         Federal Home Loan Bank stock                                            845            845
         Accrued interest receivable                                             329            329

     Financial liabilities
         Demand deposits                                                     (12,614)       (12,614)
         Savings deposits                                                     (4,177)        (4,177)
         Time deposits                                                       (34,886)       (35,075)
         Advance payments by borrowers for taxes and insurance                  (783)          (783)
         Accrued interest payable                                                (25)           (25)

For the purposes of above, the following assumptions were used:

Cash and Cash Equivalents: The estimated fair values for cash and cash equivalents are based on their carrying values due to the short-term nature of these assets.

Securities: The fair values of securities are based on the quoted market value for the individual security or its equivalent.

Loans: The estimated fair value for loans has been determined by calculating the present value of future cash flows based on the current rate the Bank would charge for similar loans with similar maturities, applied for an estimated time period until the loan is assumed to be repriced or repaid.

Federal Home Loan Bank Stock: The fair value of Federal Home Loan Bank stock is assumed to approximate its carrying value.

          See accompanying notes to consolidated financial statements.

Deposit Liabilities: The estimated fair value for time deposits has been determined by calculating the present value of future cash flows based on estimates of rates the Bank would pay on such deposits, applied for the time period until maturity. The estimated fair values of interest-bearing demand and savings deposits are assumed to approximate their carrying values as management establishes rates on these deposits at a level that approximates the local market area. Additionally, these deposits can be withdrawn on demand.

Accrued Interest: The fair values of accrued interest receivable and payable are assumed to equal their carrying values.

Advance Payments by Borrowers for Taxes and Insurance: The fair value of advance payments by borrowers for taxes and insurance approximates the carrying value.

Off-Balance-Sheet Instruments: Off-balance-sheet items consist principally of unfunded loan commitments. The fair value of these commitments is not material.

Other assets and liabilities of the Bank not defined as financial instruments, such as property and equipment, are not included in the above disclosures. Also not included are nonfinancial instruments typically not recognized in financial statements such as the value of core deposits and similar items.

While the above estimates are based on management's judgment of the most appropriate factors, there is no assurance that if the Bank disposed of these items on September 30, 1996, the fair value would have been achieved, because the market value may differ depending on the circumstances. The estimated fair values at September 30, 1996 should not necessarily be considered to apply at subsequent dates.

          See accompanying notes to consolidated financial statements.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


Item 13.  Other Expenses of Issuance and Distribution
-----------------------------------------------------

         Set forth below is an estimate of the amount of fees and expenses (other than underwriting discounts and commissions) to be incurred in connection with the issuance of the shares and units.

Counsel fees and expenses...................................     $ 67,500
Accounting fees and expenses................................         *
Marketing Agent fees........................................         *
Marketing Agent's counsel fees and expenses.................         *
Printing, postage and mailing...............................       20,000
Registration and Filing Fees................................         *
Blue Sky fees and expenses..................................         *
Trustee fee.................................................
Other expenses..............................................         *
     TOTAL..................................................     $   *
                                                                 --------
------------------
(*) To be completed by amendment.

Item 14.  Indemnification of Directors and Officers
---------------------------------------------------

         Article Eleventh of the Holding Company's Certificate of Incorporation provides for indemnification of directors and officers of the Holding Company against all expense, liability and loss (including attorneys' fees, court costs, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) incurred in any actual, threatened or potential proceeding, except to the extent that such indemnification is limited by Delaware law and such law cannot be varied by contract or bylaw. Article Eleventh also provides for the authority to purchase insurance with respect thereto.

         Section 145 of the General Corporation Law of the State of Delaware authorizes a corporation's Board of Directors to grant indemnity under certain circumstances to directors and officers, when made, or threatened to be made, parties to certain proceedings by reason of such status with the corporation, against judgments, fines, settlements and expenses, including attorneys' fees. In addition, under certain circumstances such persons may be indemnified against expenses actually and reasonably incurred in defense of a proceeding by or on behalf of the corporation. Similarly, the corporation, under certain circumstances, is authorized to indemnify directors and officers of other corporations or enterprises who are serving as such at the request of the corporation, when such persons are made, or threatened to be made, parties to certain proceedings by reason of such status, against judgments, fines, settlements and expenses, including attorneys' fees; and under certain circumstances, such persons may be indemnified against expenses actually and reasonably incurred in connection with the defense or settlement of a proceeding by or in the right of such other corporation or enterprise. Indemnification is permitted where such person (I) was acting in good faith; (ii) was acting in a manner he reasonably believed to be in or not opposed to the best interests of the corporation or other corporation or enterprise, as appropriate; (iii) with respect to a criminal proceeding, has no reasonable cause to believe his conduct was unlawful; and (iv) was not adjudged to be liable to the corporation or other corporation or enterprise (unless the court where the proceeding was brought determines that such person is fairly and reasonably entitled to indemnity).

         Unless ordered by a court, indemnification may be made only following a determination that such indemnification is permissible because the person being indemnified has met the requisite standard of conduct. Such determination may be made (I) by the Board of Directors of the Holding Company by a majority vote of a quorum consisting of directors not at the time parties to such proceeding; or
(ii) if such a quorum cannot be obtained or the quorum so directs, then by independent legal counsel in a written opinion; or (iii) by the stockholders.

         Section 145 also permits expenses incurred by directors and officers in defending a proceeding to be paid by the corporation in advance of the final disposition of such proceedings upon the receipt of an undertaking by the director or officer to repay such amount if it is ultimately determined that he is not entitled to be indemnified by the corporation against such expenses.

Item 15.  Recent Sales of Unregistered Securities
-------------------------------------------------

         The Registrant is newly incorporated, solely for the purpose of acting as the holding company of First Federal Savings Bank pursuant to the Merger Agreement (filed as Exhibit 2 herein), and no sales of its securities have occurred to date, other than the sale of one share of the Registrant's stock to its incorporator for the purpose of qualifying the Registrant to do business in the State of Delaware.

Item 16.  Exhibits and Financial Statement Schedules
----------------------------------------------------

(a) Exhibits:
1        Form of Agency Agreement*
2        Agreement and Plan of Merger
3.1      Certificate of Incorporation of the Holding Company
3.2      Bylaws of the Holding Company
3.3      Charter of First Federal
3.4      Bylaws of First Federal
4.1      Form of Stock Certificate of the Holding Company*
4.2      Indenture, including Form of Debenture
4.3      Form of Warrant*
5.1      Opinion of Silver, Freedman & Taff, L.L.P. with Respect to Legality of Stock
5.2      Opinion of Silver, Freedman & Taff, L.L.P. with respect to Legality of
            Debentures
5.3      Opinion of Silver, Freedman & Taff, L.L.P. with respect to Legality of
            Warrants
10.1     1993 Stock Option and Incentive Plan
10.2     Form of Employment Agreement of J. Stanley Stephen
10.3     Form of Employment Agreement of George Koenig
10.4     Form of Employment Agreement of Mary Lynn Hegan
10.5     Form of Employment Agreement of Kay Watson
23.1     Consent of Silver, Freedman & Taff, L.L.P.
23.2     Consent of Crowe, Chizek & Company, L.L.P.
24       Power of Attorney (set forth on signature page)
25       Statement of eligibility of trustee
99       Stock Order Form and Order Form Instructions


----------
*  To be filed  supplementally or by amendment.

Item 17.  Undertakings
----------------------

         The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(I) To include any Prospectus required by Section 10(a)(3 ) of the Securities Act of 1933;

(ii) To reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

             (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

             (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and it will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Bryan, State of Texas on May 29, 1997.

                                        THE BRYAN-COLLEGE STATION FINANCIAL
                                        HOLDING COMPANY



                                        By:  /s/ J. Stanley Stephen
                                            ---------------------------------
                                            J. Stanley Stephen, President and
                                            Chief Executive Officer
                                            (DULY AUTHORIZED REPRESENTATIVE)


         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints J. Stanley Stephen and Mary Lynn Hegar his true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all said attorneys-in-fact and agents or their substitutes or substitute may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.




 /s/ J. Stanley Stephen                                       /s/ Mary Lynn Hegar
--------------------------------------------                  ---------------------------------------------
J. Stanley Stephen, Director,                                 Mary Lynn Hegar, Vice President,
 President and Chief Executive Officer                         Secretary and Chief Financial Officer
  (CHIEF OPERATING OFFICER)                                      (PRINCIPAL FINANCIAL OFFICER)
Date:  May 29, 1997                                           Date:  May 29, 1997

 /s/ Richard L. Peacock                                         /s/ Ernest A. Wentrcek
--------------------------------------------                  ---------------------------------------------
Richard L. Peacock, Chairman of the Board                     Ernest A. Wentrcek, Vice Chairman of the
Date:  May 29, 1997                                             Board
                                                              Date:  May 29, 1997


 /s/ Charles Neelley                                            /s/ George Koenig
--------------------------------------------                  ---------------------------------------------
Charles Neelley, Director and Secretary/                      George Koenig, Director and Executive Vice-
   Treasurer                                                    President
Date:  May 29, 1997                                           Date:  May 29, 1997


 /s/ Jack W. Lester                                            /s/ Robert H. Conaway
--------------------------------------------                  ---------------------------------------------
Jack W. Lester, Director and Assistant                        Robert H. Conaway, Director
  Secretary/Treasurer Director                                Date:  May 29, 1997
Date:  May 29, 1997


 /s/ Ken Hayes                                                 /s/ Phil Hobson
--------------------------------------------                  ---------------------------------------------
Ken Hayes, Director                                           Phil Hobson, Director
Date:  May 29, 1997                                           Date:  May 29, 1997

 /s/ J. Roland Ruffino
--------------------------------------------
J. Rolan Ruffino, Director
Date:  May 29, 1997

     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 30, 1997

                                                   REGISTRATION NO. 333-________

================================================================================






                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                    -----------------------------------------



                                    EXHIBITS

                                       TO

                                    FORM S-1

                                      UNDER

                           THE SECURITIES ACT OF 1933



                    -----------------------------------------





               THE BRYAN-COLLEGE STATION FINANCIAL HOLDING COMPANY
                                2900 TEXAS AVENUE
                               BRYAN, TEXAS 77802






================================================================================

                                  EXHIBIT INDEX

EXHIBITS:

1         Form of Agency Agreement*
2         Agreement and Plan of Merger
3.1       Certificate of Incorporation of the Holding Company
3.2       Bylaws of the Holding Company
3.3       Charter of First Federal
3.4       Bylaws of First Federal
4.1       Form of Stock Certificate of The Holding Company*
4.2       Indenture, Including Form of Debenture
4.3       Form of Warrant*
5.1       Opinion of Silver, Freedman & Taff, L.L.P. with respect to Legality of
          Stock
5.2 Opinion of Silver, Freedman & Taff, L.L.P. with respect to Legality of Debentures
5.3 Opinion of Silver, Freedman & Taff, L.L.P. with respect to Legality of Warrants
10.1      1993 Stock Option And Incentive Plan
10.2      Form of Employment Agreement of J. Stanley Stephen
10.3      Form of Employment Agreement of George Koenig
10.4      Form of Employment Agreement of Mary Lynn Hegan
10.5      Form of Employment Agreement of Kay Watson
23.1      Consent of Silver, Freedman & Taff, L.L.P.
23.2      Consent of Crowe, Chizek & Company, L.L.P.
24        Power of Attorney (set forth on signature page)
25        Statement of Eligibility of Trustee
27        Financial Data Schedule
99        Stock Order Form and Order Form Instructions

----------

*  To be filed  supplementally or by amendment.